     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 27, 1999
                                                       REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                        SCIENTIFIC LEARNING CORPORATION

             (Exact name of registrant as specified in its charter)

           DELAWARE                          8200                  94-3234458
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)

                       1995 UNIVERSITY AVENUE, SUITE 400
                               BERKELEY, CA 94704
                                 (510) 665-9700

         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               SHERYLE J. BOLTON
                            CHIEF EXECUTIVE OFFICER
                       1995 UNIVERSITY AVENUE, SUITE 400
                               BERKELEY, CA 94704
                                 (510) 665-9700

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

          JEFFREY S. ZIMMAN                           NORA L. GIBSON
           ISOBEL A. JONES                       KIMBERLEY E. HENNINGSEN
        LAURA RANDALL WOODHEAD                       COLBY R. GARTIN
            STEVE R. DAETZ                   BROBECK, PHLEGER & HARRISON LLP
          COOLEY GODWARD LLP                        SPEAR STREET TOWER
    ONE MARITIME PLAZA, 20TH FLOOR                      ONE MARKET
       SAN FRANCISCO, CA 94111                   SAN FRANCISCO, CA 94105
            (415) 693-2000                            (415) 442-0900

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.
                         ------------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                               PROPOSED MAXIMUM
                           TITLE OF EACH CLASS OF                                 AGGREGATE           AMOUNT OF
                        SECURITIES TO BE REGISTERED                           OFFERING PRICE(1)    REGISTRATION FEE
Common Stock, par value $0.001 per share....................................     $46,000,000           $12,788

(1) Estimated solely for the purpose of computing the registration fee under Rule 457(o) of the Securities Act of 1933. Such amount includes $6,000,000 of common stock which the underwriters have an election to purchase solely to cover over-allotments, if any. In accordance with Rule 457(o) under the Securities Act of 1933, the number of shares being registered and the proposed maximum offering price per share have not been included in this table.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

                             SUBJECT TO COMPLETION

                PRELIMINARY PROSPECTUS DATED              , 1999
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

                                        SHARES

                                     [LOGO]

                                  COMMON STOCK

                                 --------------

    This is Scientific Learning Corporation's initial public offering of common
stock. We are offering       shares.

    We expect the public offering price to be between $   and $   per share.
Currently, no public market exists for the shares. After pricing of the offering, we expect that the common stock will be quoted on the Nasdaq National Market System under the symbol "SCIL."

    INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 9 OF THIS PROSPECTUS.

                               -----------------

                                                                       PER SHARE    TOTAL
                                                                       ---------  ---------
Public Offering Price................................................      $          $

Underwriting Discount................................................      $          $

Proceeds, before expenses, to Scientific Learning Corporation........      $          $

    The underwriters may also purchase up to an additional            shares, at
the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

    Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares of common stock will be ready for delivery in New York, New York
on or about       , 1999.

                              -------------------

MERRILL LYNCH & CO.

              THOMAS WEISEL PARTNERS LLC

                            PACIFIC GROWTH EQUITIES, INC.

                              -------------------

                  The date of this prospectus is       , 1999.

                              [INSIDE FRONT COVER]

                                   [TO COME]

                               TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                             ---------
Forward-Looking Statements.................................................................................          3
Prospectus Summary.........................................................................................          5
Risk Factors...............................................................................................          9
How We Intend to Use the Proceeds from this Offering.......................................................         18
Dividend Policy............................................................................................         18
Capitalization.............................................................................................         19
Dilution...................................................................................................         20
Selected Financial Data....................................................................................         21
Management's Discussion and Analysis of Financial Condition and Results of Operations......................         22
Business...................................................................................................         30
Management.................................................................................................         48
Certain Transactions.......................................................................................         61
Principal Stockholders.....................................................................................         63
Description of Capital Stock...............................................................................         65
Shares Eligible for Future Sale............................................................................         67
Underwriting...............................................................................................         69
Legal Matters..............................................................................................         71
Experts....................................................................................................         71
Additional Information.....................................................................................         72
Index to Financial Statements..............................................................................        F-1

                            ------------------------

                           FORWARD-LOOKING STATEMENTS

    This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events, including, among other things:

    - Implementing our business strategy;

    - Developing and successfully introducing new products;

    - Our ability to embed our products in the public school and private practice markets;

    - Our ability to compete successfully against direct and indirect competitors; and

    - Managing our rapid growth and attracting and retaining key personnel.

    In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology.

    This prospectus also contains forward-looking statements attributed to or extrapolated from third-party data related to estimates regarding the growth in technology spending by public schools.

    Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our and the educational technology industry's actual results, levels of activity, performance, achievements and prospects to differ materially from those expressed or implied by any forward-looking statements. These risks, uncertainties and other factors include, among other things, those identified under "Risk Factors" and elsewhere in this prospectus.

    We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. See "Risk Factors."

                            ------------------------

    You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                            ------------------------

    We are a Delaware corporation. We incorporated in 1995 in California under the name Scientific Learning Principles Corporation and reincorporated in 1997 in Delaware under our present name. Our principal executive office is located at 1995 University Avenue, Suite 400, Berkeley, California 94704 and our telephone number is (510) 665-9700. We maintain a World Wide Web site at WWW.SCIENTIFICLEARNING.COM. The reference to our World Wide Web site does not constitute incorporation by reference of the information contained at the site. In this prospectus, the "Company," "Scientific Learning," "we," "us" and "our" refer to Scientific Learning Corporation but not to the underwriters listed in this prospectus. In addition, "common stock" refers to our common stock, $0.001 par value per share. See "Description of Capital Stock."

    Fast ForWord-Registered Trademark-, Fast ForWord Two-TM-, Language Takes Us Everywhere-TM-, A Bridge to Reading-TM-, Away We Go!-TM-, the Fast ForWord logo and the names of products and services we offer are trademarks, registered trademarks, service marks or registered service marks of Scientific Learning. This prospectus also includes product names, trade names and trademarks of other companies that are their property.

                               PROSPECTUS SUMMARY

    THIS SUMMARY MAY NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS, INCLUDING THE FINANCIAL DATA AND RELATED NOTES, BEFORE MAKING AN INVESTMENT DECISION. UPON COMPLETION OF THIS OFFERING, THE ONLY CLASS OF OUR CAPITAL STOCK OUTSTANDING WILL BE OUR COMMON STOCK. EXCEPT WHERE OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS (A) ASSUMES A TWO-FOR-THREE REVERSE STOCK SPLIT OF OUR COMMON STOCK AND PREFERRED STOCK TO BE EFFECTED PRIOR TO THIS OFFERING, (B) ASSUMES THE AUTOMATIC CONVERSION OF OUR OUTSTANDING PREFERRED STOCK INTO COMMON STOCK ON A ONE-FOR-ONE BASIS UPON CLOSING OF THIS OFFERING AND (C) ASSUMES THE UNDERWRITERS' OPTION TO PURCHASE ADDITIONAL SHARES IN THIS OFFERING WILL NOT BE EXERCISED. SEE "DESCRIPTION OF CAPITAL STOCK" AND "UNDERWRITING."

OUR COMPANY

    We develop, market and sell proprietary, neuroscience-based software and other educational products and services designed to increase human learning and performance. Language and reading skills are the foundation for all learning, and we have developed scientifically validated products to help children learn how to read or become better readers. Our Fast ForWord products are intensive, computer-based training programs that focus on improving critical language and reading skills. Our current products, Fast ForWord and Fast ForWord Two, focus primarily on the learning needs of children aged four to 13. In field studies, 90% of participants identified as having language or reading difficulties showed statistically significant gains in language comprehension skills, achieving, on average, one to two years of improvement in language and reading skills after completion of Fast ForWord programs in four to eight weeks. Based upon decades of independent neuroscience research on the brain's ability to adapt to stimuli, our Fast ForWord family of products uses computer-controlled, repetitive and adaptive training exercises to modify the manner in which the brain processes language. Our research and results have been independently validated in published articles in prestigious, peer-reviewed scientific journals, including SCIENCE and NATURE.

    We intend to continue expanding our product offerings through new products and services, as well as extensions of our current product lines. We have an additional four products scheduled for launch in the second quarter of 1999 and have six products targeted for launch in the year 2000. We believe our products benefit children and adults of all ages and capabilities. We also offer professional development seminars in which educators, speech and language professionals and other learning facilitators can learn about recent developments in brain research and the practical application of our programs, as well as earn continuing education credit. In addition, our software products have secure links to our web site, ScientificLearning.com, which enables parents, educators and other learning facilitators to upload performance data and track progress daily to maximize the benefit of our products and services. ScientificLearning.com also provides information and forums for the exchange of ideas. In the second quarter of 1999, we will launch BrainConnection.com, an online community that will provide recent developments in brain research and offer learning products directly to consumers. We believe that BrainConnection.com will significantly expand our Internet capabilities, interactions with consumers and e-commerce activities.

    Our products are delivered through a variety of distribution channels, including sales to public schools, speech and language professionals in private practice and direct-to-consumer channels, such as the Internet. Our Fast ForWord programs are designed to integrate with school curricula and support educators, speech and language professionals, parents and other learning facilitators to help children improve their language and reading skills, the foundation for all learning. As of March 31, 1999, we have sold more than 13,000 copies of Fast ForWord and Fast ForWord Two and have trained more than 3,600 individuals in administering our programs. We have sold our programs in nearly 300 school districts, including districts in Chicago, Orlando, Las Vegas, New Orleans, Houston, Detroit and Los

Angeles. The majority of our public school sales have occurred since we formed a dedicated sales force in the fall of 1998.

OUR MARKET

    While we believe our products and services benefit children and adults of all ages and capabilities, we are currently concentrating on schools with students in kindergarten through high school, or K-12, in the United States in order to reach the largest number of children who are learning to read or need to become better readers. We estimate that more than 52.7 million students attend over 110,000 K-12 public and private schools in the United States in the 1998-99 school year. Our initial focus is children between the ages of four and
13. Based on U.S. Department of Commerce, Bureau of the Census data, there are approximately 40 million children in this age group. According to the National Institute of Child Health and Human Development, as much as 40% of the population, or 16,000,000 of these children, have reading problems. We believe that approximately 1,600,000 children in the United States enter this category each year.

    Consistent with our strategy to reach the broadest market, we are developing and plan to introduce products for improving the reading and language comprehension skills of adolescents and adults, including those who are functionally illiterate, have limited English proficiency or suffer from language loss due to stroke. According to the National Adult Literacy Study conducted in 1992, more than 40 million adults in the United States are functionally illiterate. In August 1998, the National Center on Adult Literacy estimated that among functionally illiterate adults there were 14 million non-native English speaking adults living in the United States in 1996 with limited proficiency in the English language. According to the National Stroke Association, in 1998 nearly four million people in the United States were living with the after effects of a stroke.

OUR STRATEGY

    Our goal is to establish Scientific Learning as the leading provider of proven, neuroscience-based software and other education and training products and services. Key elements of our growth strategy include:

    - INTRODUCE ADDITIONAL NEUROSCIENCE-BASED SOFTWARE PRODUCTS AND SERVICES. We believe our expertise in neuroscience, language learning and technology positions us well for the successful introduction of new education and training products and services applicable to children and adults of all ages and capabilities. We have four products targeted for launch in the second quarter of 1999 and have six products targeted for launch in the year 2000.

    - RAPIDLY EXPAND OUR SALES AND MARKETING EFFORTS. We intend to continue to hire sales people, implement additional direct-to-consumer e-commerce capabilities and explore and develop other channels of distribution, including potential strategic alliances with for-profit educational companies, day care providers and private schools.

    - IMPLEMENT EXPANDED INTERNET STRATEGY. In addition to our current web site, ScientificLearning.com, in the second quarter of 1999 we will launch BrainConnection.com, an online community that will provide the latest brain research and learning products directly to consumers. We believe that BrainConnection.com will significantly expand our web capabilities, interactions with consumers and e-commerce capabilities.

    - BUILD A TRUSTED BRAND. We intend to continue to build recognition of our company and product brands among parents, educators, speech and language professionals and other learning facilitators and use that recognition to successfully commercialize other neuroscience-based products.

                                 THIS OFFERING

Common stock offered:....................  shares
Shares outstanding after this              shares (1)
offering:................................
Over-allotment option....................  shares
Use of Proceeds..........................  Sales and marketing, research and product development and other general corporate
                                           purposes. See "How We Intend to Use the
                                           Proceeds from this Offering."
Risk Factors.............................  See "Risk Factors" for a discussion of factors you should carefully consider
                                           before deciding to invest in the shares
                                           of the common stock.
Proposed Nasdaq National Market symbol...  SCIL

------------------------

(1) Based on the number of shares outstanding as of March 31, 1999. Excludes:

       - 1,400,306 shares of common stock issuable upon exercise of options and warrants outstanding as of March 31, 1999 with a weighted average exercise price of $2.57 per share;

       - 437,590 shares of additional common stock reserved for issuance under our 1999 Equity Incentive Plan;

       - 75,000 shares of common stock reserved for issuance under our 1999 Non-Employee Directors' Stock Option Plan; and

       - 350,000 shares of common stock reserved for issuance under our 1999 Employee Stock Purchase Plan. See "Management--Employee Benefit Plans," "Certain Transactions" and "Description of Capital Stock."

                             SUMMARY FINANCIAL DATA
                                 (IN THOUSANDS)

                                                                                   THREE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,           MARCH 31,
                                                 -------------------------------  --------------------
                                                   1996       1997       1998       1998       1999
                                                 ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
Total revenues.................................  $      --  $   2,962  $   5,166  $     647  $   1,340
Gross profit...................................         --      2,013      3,768        486      1,007
Operating loss.................................     (2,611)    (5,135)    (9,918)    (1,768)    (3,625)
Net loss.......................................     (2,497)    (5,058)   (10,748)    (1,748)    (3,537)

                                                             MARCH 31, 1999
                                                       --------------------------
                                                        ACTUAL    AS ADJUSTED (1)
                                                       ---------  ---------------
BALANCE SHEET DATA:
Cash and cash equivalents............................  $   7,249     $
Working capital (deficit)............................      5,003
Total assets.........................................     10,421
Long-term debt, including current portion............        319
Redeemable convertible preferred stock...............     23,836
Stockholders' equity (deficit) (2)...................    (17,393)

------------------------

(1) As adjusted to reflect our sale of       shares of common stock at an
    assumed initial public offering price of $      per share after deducting
    the underwriting discount and estimated offering expenses and the application of the estimated net proceeds from this sale and the conversion of outstanding preferred stock into 5,232,146 shares of common stock upon completion of this offering. See "How We Intend to Use the Proceeds from this Offering" and "Capitalization."

(2) We have paid no cash dividends since our inception.

                                  RISK FACTORS

    INVESTING IN OUR COMMON STOCK WILL PROVIDE YOU WITH AN EQUITY OWNERSHIP INTEREST IN SCIENTIFIC LEARNING CORPORATION. AS A STOCKHOLDER, YOUR INVESTMENT MAY BE SUBJECT TO RISKS INHERENT IN OUR BUSINESS. THE PERFORMANCE OF YOUR SHARES WILL REFLECT THE PERFORMANCE OF OUR BUSINESS RELATIVE TO, AMONG OTHER THINGS, OUR COMPETITION, GENERAL ECONOMIC AND MARKET CONDITIONS AND INDUSTRY CONDITIONS. THE VALUE OF YOUR INVESTMENT MAY INCREASE OR DECLINE AND COULD RESULT IN A LOSS. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AS WELL AS OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN SHARES OF THE COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

WE RELY PRIMARILY ON A SINGLE FAMILY OF PRODUCTS AND ANY FAILURE TO INCREASE OUR SALES OF THE FAST FORWORD FAMILY OF PRODUCTS COULD CAUSE OUR BUSINESS TO SUFFER

    Since our formation, the sale and servicing of our Fast ForWord family of products has accounted for substantially all of our revenues. We anticipate that this will continue to be the case for the foreseeable future. In addition, we only recently expanded our Fast ForWord family of products beyond Fast ForWord, through the introduction of Fast ForWord Two. Consequently, we only have a limited history upon which you can gauge the success of the Fast ForWord family of products. We also have not yet introduced other product line extensions planned for Fast ForWord. We cannot assure you that our Fast ForWord family of products will receive the same or greater level of commercial acceptance as Fast ForWord.

OUR BUSINESS DEPENDS ON WHETHER WE CAN ACHIEVE AND MAINTAIN MARKET ACCEPTANCE AND INCREASE THE NUMBER OF PROGRAMS WE COMMERCIALLY INTRODUCE AND SELL

    Our future success depends on acceptance of the Fast ForWord family of products and our other products by public schools, administrators, educators, speech and language professionals, parents and other learning facilitators. Sales of our products depend on many factors, including:

    - our ability to incorporate our products into traditional school programs;

    - the willingness of learning facilitators to adopt new teaching and training methods;

    - the cost of our programs compared to other available programs;

    - the availability of government funding;

    - competitive developments;

    - our ability to continue to demonstrate the efficacy and acceptance of our products;

    - our ability to adapt to evolving technology and standards; and

    - the public's ability and willingness to use the Internet.

    We have introduced three products or services and have an additional four products scheduled for launch in the second quarter of 1999 and have six products targeted for launch in the year 2000. We cannot assure you that we will be able to introduce new products as scheduled or that, if introduced, new products will be successful. Our business will suffer if we do not achieve and maintain market acceptance for our existing products or if we fail to increase the number of programs we commercially introduce and sell.

ANY DIFFICULTY IN PENETRATING NECESSARY MARKETS COULD ADVERSELY AFFECT OUR BUSINESS

    We began selling Fast ForWord to public schools in May 1997 and initiated our public schools sales force in the fall of 1998. We believe that our success in the public school market will depend largely on our ability to continue to hire and retain experienced sales personnel and whether we can convince educators and other key public school decision-makers to use our products. This could be difficult because the learning methods required by our products differ from the way schools have traditionally addressed language learning and reading. In addition, schools and teachers may find it difficult to incorporate our intensive training programs into their curriculum since our products are generally designed to be used for 90 to 100 minutes per day, five days per week.

    We may not be able to penetrate the market of speech and language professionals in private practice as quickly or as broadly as we would like, because our programs require use of computers and other technology. In addition, we will have to convince speech and language professionals that our programs are a tool that can be useful in their practice and will enable them to supervise multiple clients at a time. We also have had limited experience selling our products directly to parents and may have difficulty doing so. The Internet is a possible distribution channel for our products. We believe that we will be able to penetrate the parental market only if we can develop a remote or at-home course delivered by video, CD ROM and/or the Internet to train parents in supervising and administering our products. We may not be successful in developing these distance-based training programs. Finally, our ability to sell programs to parents and other potential customers depends upon word-of-mouth referrals which could take considerable time to develop. Any failure to penetrate necessary markets could adversely affect our business and financial condition.

OUR QUARTERLY OPERATING RESULTS ARE SUSCEPTIBLE TO FLUCTUATIONS WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE

    Since our formation, our quarterly operating results have fluctuated significantly. We expect these fluctuations to continue for a number of reasons, including factors described elsewhere in this "Risk Factors" section of the prospectus. Demand for our programs and services is subject to seasonal influences. We do not have sufficient operating experience to predict the overall effect of various seasonal factors and their effect on future quarterly operating results. We believe that demand for our programs from speech and language professionals in private practice will be lower during the school year than in the summer, because the intensive nature of Fast ForWord is more conducive to training during school vacation. We also believe we will experience seasonality in the public school market due to public school calendars and budget cycles.

    Prediction of future revenues and expenses is difficult because of our limited operating history and the emerging nature of our market. Our expense levels are based on our expectations of future revenues and are primarily fixed in the short term. We cannot guarantee that we will be able to predict our future revenues accurately or that we will be able to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any significant shortfall of revenues in relation to our expectations could cause significant fluctuations in quarterly operating results, and our stock price could suffer.

OUR FAILURE TO ACHIEVE AND SUSTAIN PROFITABILITY WOULD SERIOUSLY HARM OUR
BUSINESS

    We started operations in February 1996 and began generating revenues in the first quarter of 1997. Because we have generated limited revenues to date, we have incurred significant operating losses and negative cash flow since inception. We have an accumulated deficit of approximately $21.8 million from inception through March 31, 1999. We expect to incur additional losses for at least the next 18 months, because of substantial increases in sales and marketing and research and development expenses. We cannot guarantee that we will ever generate sufficient revenues to achieve or sustain profitability or generate positive cash flow. We cannot assure you that our cash resources after this offering will be sufficient to fund our negative cash flow and expected capital expenditures for this period. As a result, we may need to obtain additional equity or debt financing in the future, which may not be available on acceptable terms, if at all.

WE MAY INCUR ADDITIONAL LOSSES AS A RESULT OF OUR LIMITED OPERATING HISTORY

    It is difficult for us to evaluate our current business and prospects because we have a limited operating history. Companies with limited operating histories, including ours, encounter high risks and uncertainties, particularly in new and rapidly evolving markets such as neuroscience-based learning products. These risks include, but are not limited to, (1) the demand for technology-based learning products; (2) the management of growth; (3) demand for our programs and services; (4) our ability to penetrate our target markets; and
(5) competition. To address these risks, we must, among other things:

    - successfully gain market acceptance for our Fast ForWord family of products, particularly in the public school market;

    - successfully introduce and gain market acceptance for related new products and services;

    - respond to competitive developments;

    - attract, integrate, retain and motivate qualified personnel, particularly sales and marketing professionals; and

    - address new or evolving technologies and standards.

    We cannot assure you that we will be successful in addressing the risks we face and our failure to address those risks will materially and adversely affect our business and financial condition.

TO REMAIN COMPETITIVE WE MUST CONTINUE TO INTRODUCE NEW PRODUCTS AND PRODUCT ENHANCEMENTS

    Our future success will significantly depend on whether we are able to enhance our existing programs and develop new programs based on our proprietary technology. We have four products scheduled for commercial launch in the second quarter of 1999 and six targeted for commercial launch in the year 2000. We cannot assure you that we will be successful in developing and marketing these or any other new products or that product introduction will not be delayed. If the release of any new products is delayed or if these products do not gain market acceptance, then our business may suffer. There is also the risk that our own new products, or products developed by our competitors, will cause customers to defer or forgo purchases of our products. In addition, there is the risk that our products may be rendered obsolete or we may not have sufficient resources to make the investments to develop and market the products necessary to maintain our competitive position.

OUR REVENUES DEPEND ON GOVERNMENT FUNDING AVAILABLE TO PUBLIC SCHOOLS AND ANY SUBSTANTIAL DELAYS OR REDUCTIONS IN GOVERNMENT BUDGETS OR FUNDING FOR EDUCATIONAL SOFTWARE OR TECHNOLOGY WOULD HARM OUR BUSINESS

    To date, we have generated limited revenues from sales to public schools. However, our future revenues will depend, in part, on our ability to increase revenues from public schools. This, in turn, depends largely on federal, state and local government funding. Federal funding for educational technology is available primarily through legislation, including Title I of the Elementary and Secondary Education Act of 1965, the Individuals with Disabilities Education Act, Goals 2000, Technology Literacy Challenge Grants and the education rate discount authorized by the Telecommunications Act of 1996. Many states have enacted similar legislation. Substantial delays or reductions in government budgets or funding for educational software or technology would have a material adverse effect on our business and financial condition.

WE WILL NEED TO MANAGE OUR EXPANDING BUSINESS EFFECTIVELY IN ORDER TO MEET INVESTOR EXPECTATIONS

    We have recently experienced a period of significant expansion. Our historical growth has placed, and any further growth will place, a significant strain on our managerial, operational, financial and other resources. We have grown from five employees at March 31, 1996 to 139 full-time and 24 part-time employees at March 31, 1999. During this period, we significantly expanded our operations and introduced Fast ForWord and Fast ForWord Two. Our future success will depend, in part, upon whether our senior management can manage growth effectively. This will require us to implement additional management information systems and to develop additional operating, administrative, financial and accounting systems and controls. We will also have to maintain close coordination among our accounting, finance, marketing, sales, customer support and professional service organizations. If we are unsuccessful in managing growth, our business and financial condition will be materially and adversely affected.

WE RELY ON OUR INTELLECTUAL PROPERTY RIGHTS AND MAY BE UNABLE TO PROTECT THESE RIGHTS

    Our ability to compete effectively will depend in part on whether we are able to develop and maintain the proprietary aspects of our technology and to operate without infringing on the proprietary rights of others. We rely on a combination of patents, trademarks, copyrights, trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary rights in our products and technology. We have filed patent applications in the United States and internationally relating to our technology, including, as of March 31, 1999, 38 applications with the U. S. Patent and Trademark Office, or USPTO. Additionally, we are the exclusive licensee of the technology owned by The Regents of the University of California ("The Regents") and Rutgers, the State University of New Jersey ("Rutgers") which is the subject of a patent issued in September 1998, covering the basic speech and sound modification algorithms used in our programs. We obtained this license under a licensing agreement with The Regents. We cannot assure you that additional pending patent applications will result in the issuance of any patents or that any issued patents will offer protection against competitors with similar technology. In addition, any patents issued to us or our licensors could be challenged, invalidated or circumvented in the future.

    The Regents may terminate the license agreement if we fail to perform or violate its terms without curing the violation within 60 days of receiving written notice of the violation. For example, The Regents could terminate the agreement if we fail to perform any of the following obligations:

    - make royalty and milestone payments;

    - provide periodic progress reports;

    - prepare, file and prosecute U.S. and foreign patent applications;

    - provide indemnification;

    - insure our activities in connection with work under the agreement; and

    - maintain the confidentiality of information received from The Regents relating to the agreement.

    If we lose or are unable to maintain the license agreement, this could delay our introduction of new products and would require the recall of our products from the market. Even if we could identify and license technology equivalent to the technology covered by the license agreement, developing and integrating alternative technology would likely delay our product line.

    As a patent holder, it is possible we may become subject to patent infringement claims and litigation or interference proceedings conducted in the USPTO to determine the priority of inventions. The defense and prosecution of intellectual property suits, USPTO interference proceedings and related legal and administrative proceedings are both costly and time consuming.

    Litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how that we own or to determine the enforceability, scope and validity of the proprietary rights of others. Any litigation or interference proceedings will result in substantial expense and significant diversion of effort by our technical and management personnel. An adverse determination in litigation or interference proceedings to which we may become a party could subject us to significant liabilities to third parties or require us to seek licenses from third parties which may not be available on commercially reasonable terms or at all.

WE COULD LOSE REVENUES AS A RESULT OF SOFTWARE ERRORS OR DEFECTS AND AS A RESULT OF OUR REFUND POLICY. AS A SELLER OF PRODUCTS AND SERVICES TO CONSUMERS, WE ALSO FACE RISK FROM PRODUCT AND PROFESSIONAL LIABILITY CLAIMS

    Software programs frequently contain errors or defects, especially when first introduced or when new versions are released. We could, in the future, lose revenues as a result of software errors or defects. We cannot assure you that errors will not be found in new products or releases, even though products are tested prior to release. Any errors could result in loss of revenue or delay in market introduction or acceptance, diversion of development resources, damage to our reputation or increased service and warranty costs.

    We have adopted a refund policy under which we provide a refund if a child's performance on Fast ForWord products indicates (based on criteria we set forth in the policy) that the program is too difficult or too easy for the child. In the school setting, the school is entitled to enroll a new child in the program, rather than receive a refund. While we do not expect this policy to have a material effect on our operations, we cannot guarantee that the policy will not have a material adverse effect in the future on our business and financial condition.

    Because we market products to the public we face an inherent business risk of financial exposure to product liability claims. In addition, to the extent we provide professional or similar services, we may also face a risk of exposure to professional liability claims. We currently carry product and professional liability insurance that, in general, covers product and professional liability claims up to the policy limits. We cannot assure you that we will continue to have access to this insurance at a reasonable cost, if at all, or that the insurance will be adequate to satisfy any liability or litigation expenses. Any claim or claims against us, regardless of their merit or eventual outcome, could materially and adversely affect our business.

THE LONG SALES CYCLE FOR OUR PRODUCTS COULD CAUSE REVENUES AND OPERATING RESULTS TO VARY SIGNIFICANTLY FROM QUARTER TO QUARTER

    The nature of our products requires us to provide a significant level of education to prospective speech and language professionals, educators, parents and other learning facilitators regarding the use and benefits of our programs and services. In addition, our programs involve a significant commitment of time and resources, and, with respect to the public schools market, are subject to school budget cycles. For these and other reasons, the period between initial contact and the implementation of our programs and services may be lengthy and is subject to a number of significant delays over which we have little or no control. Our sales cycle could be lengthened as we target school-wide and district-wide sales. Delay in the sale or implementation of a limited number of sales transactions could cause our operating results to vary significantly from quarter to quarter.

THERE IS ACADEMIC DEBATE REGARDING THE SCIENTIFIC BASIS UNDERLYING OUR PRODUCTS WHICH COULD SIGNIFICANTLY AFFECT THE MARKET FOR OUR PROGRAMS AND SERVICES

    Our Fast ForWord family of products is based on particular theories of neuroscience and language acquisition. Our founders are prominent in their academic fields and are actively involved in academic debate about their own and opposing scientific theories of neuroscience and language acquisition. As a result, the theories on which the Fast ForWord family of products are based have been, and are likely to be, subject to public debate and challenges. Although we believe that the Fast ForWord family of products is based primarily upon non-controversial scientific theories, some of the principles and methodologies underlying and associated with our products are opposed by some academicians and educators, any of whom could influence the market for our products and services. Consequently, academic publications and debate challenging the theories of neuroscience and language acquisition propounded by the founders and others could adversely affect the market for our products and services.

IF INTERNET USE FAILS TO DEVELOP WITHIN SCHOOLS AND AMONG SPEECH AND LANGUAGE PROFESSIONALS IN PRIVATE PRACTICE, OR IF THE INTERNET EXPERIENCES PERFORMANCE OR RELIABILITY PROBLEMS, OUR BUSINESS WILL SUFFER

    One of the key features of the Fast ForWord family of products is its daily uploading and downloading of information to and from our proprietary database via the Internet. If the use of the Internet, particularly within schools and among speech and language professionals in private practice, fails to develop or develops more slowly than expected, our business will suffer. If the Internet infrastructure does not adequately support continued Internet growth, access to our ScientificLearning.com and BrainConnection.com web sites, or other web sites we develop or launch, could be harmed. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future, resulting in performance or reliability problems. This might include outages and delays resulting from the "Year 2000" problem. In addition, the Internet could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased levels of activity or due to increased governmental regulation. Changes in or insufficient availability of communications services to support the Internet could result in slower response times and could adversely affect use of the Internet.

WE MAY NOT BE ABLE TO MARKET OUR PRODUCTS SUCCESSFULLY OR COMPETE EFFECTIVELY IN THE EDUCATIONAL TECHNOLOGY MARKET

    The educational technology market in which we operate is very competitive. We compete primarily with providers of traditional methods of remediation for language and reading problems, which typically require several years of one-on-one training for children with identified language and reading problems. In addition, we compete to some extent with other companies offering educational software products and reading and language skill building programs to schools and to speech and language professionals in private practice. Existing competitors may continue to broaden their product lines, and potential competitors, including large software developers and educational publishers, may enter or increase their focus on the school market. Moreover, we expect that we will face additional competition from new entrants into the market. Many competitors have substantially greater technical, marketing and distribution resources than we do. We cannot assure you that we will continue to be able to market our products successfully or compete effectively in the educational technology market.

IF WE FAIL TO RETAIN OUR KEY PERSONNEL OR ATTRACT AND RETAIN KEY EMPLOYEES, OUR BUSINESS WILL SUFFER

    Our success depends to a significant extent upon the continued active participation of key members of our management. The loss of one or more of these persons could have a material adverse effect on our business, financial condition and results of operations. We believe that our future success will depend upon our ability to continue to attract, motivate and retain highly skilled managerial, sales and marketing and product development personnel. Competition for such personnel is intense. Our failure in attracting or retaining the necessary personnel could materially and adversely affect our business.

WE FACE A NUMBER OF RISKS ASSOCIATED WITH TRYING TO BECOME YEAR 2000 COMPLIANT

    Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field and cannot distinguish century dates prior to January 1, 2000 from dates on and after January 1, 2000. These date code fields will need to distinguish dates prior to January 1, 2000 from dates on and after January 1, 2000 dates and, as a result, many companies' software and computer systems may need to be upgraded or replaced in order to be Year 2000 compliant. Although we believe that our products and internal systems are compliant, we utilize third-party equipment and software that may not be compliant. If any third-party equipment or software is not Year 2000 compliant, we may have to incur unanticipated expenses to remedy any problems. Year 2000 compliance issues could also affect the purchasing patterns of existing or potential customers as educational institutions expend significant resources to correct their current systems for compliance. These expenditures may result in reduced funds available to purchase our products and services.

WE ARE SUBJECT TO GOVERNMENT REGULATIONS THAT COULD IMPOSE ADDITIONAL COSTS ON THE CONDUCT OF OUR BUSINESS

    Our business is potentially subject to or affected by a variety of federal, state and local laws and regulations. These include, without limitation, laws and regulations relating to:

    - education;

    - licensing of speech and language professionals in private practice and delivery of speech and language testing and remediation services;

    - consumer protection and anti-fraud and related protections, including the regulation of referrals by professionals; and

    - government funding.

Compliance with these and other laws and regulations impose additional costs on the conduct of our business, and failure to comply with these laws and regulations, changes in these laws and regulations, or in their applicability to our business may impose additional costs.

    To date, we have not expressly agreed to grant any distribution territory or franchise to any person or entity and believe that we are not currently subject to the laws regulating distributors or franchisers. Nonetheless, in the future we may make distribution or franchise arrangements, or may be deemed to have made distribution or franchise arrangements, and could, as a result, be subject to laws regulating distributors or franchisers. These regulations could materially and adversely affect our business, financial condition and results of operations. Although we believe our existing products are educational training tools not subject to regulation by the U.S. Food and Drug Administration, we cannot assure you that the U.S. Food and Drug Administration will not make a contrary determination in the future with respect to other products under development or to our existing products. Our business could suffer in the event we became subject to such regulation.

OUR EXECUTIVE OFFICERS AND DIRECTORS AND THEIR AFFILIATES EFFECTIVELY CONTROL THE VOTING POWER OF OUR COMPANY

    Following the completion of this offering, our executive officers and directors and their respective affiliates will beneficially own approximately
  % of the outstanding common stock (   % if the underwriters exercise their
over-allotment option in full). As a result, these stockholders, by acting in concert, will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also delay, prevent or deter a change in control of our company. In addition, in connection with the issuance of Series B preferred stock and warrants to purchase Series C preferred stock, we entered into an agreement that requires us, following the completion of this offering and as long as Warburg, Pincus Ventures, L.P. owns at least 20% of the outstanding common stock, to nominate and use our best efforts to elect two individuals designated by Warburg, Pincus Ventures, L.P. for election to the board of directors, and to elect one director as long as Warburg, Pincus Ventures, L.P. owns at least 10% of the outstanding common stock.

THE MARKET PRICE OF OUR STOCK MAY BE HIGHLY VOLATILE

    Prior to this offering, there has been no public market for our common stock and we can give no assurance that an active public market for our common stock will develop or be sustained after this offering. The initial offering price will be determined by our negotiation with the underwriters based upon several factors and may bear no relation to the price at which the common stock will trade after this offering. The market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations for the following reasons, among others:

    - in response to the timing of our future product releases, if any;

    - variations in our annual or quarterly financial results or those of our competitors;

    - changes by financial research analysts in their estimates of our future earnings;

    - conditions in the economy in general or in our industry in particular; and

    - unfavorable publicity or changes in applicable laws and regulations affecting us or the educational technology industry.

    Broad market fluctuations may adversely affect the market price of our common stock and result in class action litigation. This litigation could result in substantial costs and would, at a minimum, divert our management's attention and resources, which could materially and adversely affect our business. Any adverse determination in this litigation could also subject us to significant liabilities.

SALES OF OUR SHARES AFTER THIS OFFERING COULD NEGATIVELY AFFECT THE MARKET PRICE OF OUR STOCK AND RESULT IN FURTHER DILUTION

    Sales of substantial amounts of shares in the public market following this offering could have a material adverse effect on the market price of our common
stock. Immediately following this offering, we will have       shares of common
stock outstanding assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants after March 31, 1999. Of these shares, all the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933. The remaining 8,041,573 shares of common stock will be restricted securities as defined by Rule 144 adopted under the Securities Act of 1933. These shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 adopted under the Securities Act of 1933. We cannot predict the effect that future sales made under Rule 144, Rule 701 or otherwise will have on the market price of our common stock.

    In addition, following closing of this offering we intend to register shares of common stock issuable upon the exercise of stock options granted under our stock option plans. After the effective date of this registration, shares issued upon the exercise of stock options generally will be available for sale in the public market. Our executive officers and directors and stockholders beneficially owning in the aggregate 7,828,017 shares of common stock have agreed, subject to certain limited exceptions, not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of common stock, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") for a period of 180 days after the first day any of the common stock to be sold in this offering is released by the underwriters for sale to the public. Any shares subject to these lock-up agreements may be released at any time by Merrill Lynch, with or without notice. The holders of approximately 4,285,711 shares of common stock are entitled to register their shares.

OUR CHARTER PROVISIONS COULD HAVE THE EFFECT OF DELAYING OR PREVENTING CORPORATE TAKEOVERS

    Our Certificate of Incorporation authorizes our Board to issue up to 1,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The Certificate of Incorporation and Bylaws, among other things, provide for a classified board of directors, require that stockholder actions occur at duly called meetings of the stockholders, do not permit cumulative voting in the election of directors and require advance notice of stockholder proposals and director nominations.

OUR MANAGEMENT HAS BROAD DISCRETION TO DETERMINE HOW TO USE THE FUNDS RAISED IN THIS OFFERING AND MAY USE THEM IN WAYS THAT STOCKHOLDERS MAY NOT DEEM DESIRABLE

    We plan to substantially increase sales and marketing expenses and research and development expenses, which are expected to be funded in part by gross profits and in part by use of a portion of the net proceeds of this offering. The actual amount and timing of these expenditures will depend on business and
market developments. The remaining net proceeds, representing approximately    %
to    % of the total net proceeds of this offering, have not been allocated for a particular purpose. We intend to use the remaining net proceeds for general corporate purposes, including working capital. As a result, our management will have significant discretion as to the use of the net proceeds of this offering. These proceeds may be applied to uses stockholders may not deem desirable.

YOU SHOULD NOT UNDULY RELY ON FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS

    This prospectus contains forward-looking statements. The outcome of the events described in these forward-looking statements is subject to risks and you should not put undue reliance on these forward-looking statements. Our actual results could differ materially from those discussed in the forward-looking statements contained in this prospectus. This section and the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" contain a discussion of some of the factors that could contribute to those differences.

              HOW WE INTEND TO USE THE PROCEEDS FROM THIS OFFERING

    The net proceeds from the sale of the       shares of common stock we are
offering, at an assumed initial public offering price of $      per share, are
estimated to be approximately $      ($      if the underwriters' over-allotment
option is exercised in full), after deducting the underwriting discount and estimated offering expenses that we will pay.

    We expect to use the net proceeds of this offering for sales and marketing, research and product development and other general corporate purposes. The actual amount and timing of such expenditures will depend on business and market developments, including those discussed under "Risk Factors." Pending such uses, the net proceeds of this offering will be invested in short-term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

    We have never paid cash dividends and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors deems relevant. Furthermore, our bank line of credit restricts the payment of dividends.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of March 31, 1999, on
an actual basis and as adjusted to reflect: (i) our sale of the      shares of
common stock offered hereby at an assumed initial public offering price of
$      per share after deducting the underwriting discount and estimated offering expenses, and the application of the estimated net proceeds therefrom; and (ii) the conversion of all outstanding shares of preferred stock into common stock upon completion of this offering. This table should be read in conjunction with the Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                                               MARCH 31, 1999
                                                                                           -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------
                                                                                               (IN THOUSANDS)
Long-term debt, including current portion................................................  $      319   $
Redeemable convertible preferred stock, $0.001 par value per share; 8,046,668 shares authorized; 4,285,711 shares issued and outstanding actual, no shares issued and
  outstanding as adjusted................................................................      23,836          --
Stockholders' equity (deficit):
Convertible preferred stock, $0.001 par value per share; 10,346,668 shares authorized
  (including 8,046,668 shares designated as redeemable convertible preferred stock);
  946,435 shares issued and outstanding actual; 1,000,000 shares authorized, no shares
  issued and outstanding as adjusted.....................................................       2,355          --
Common stock, $0.001 par value per share; 37,346,668 shares authorized; 2,809,427 shares issued and outstanding actual; 40,000,000 shares authorized, 8,041,573 shares issued
  and outstanding as adjusted (1)........................................................       3,504
Deferred compensation (2)................................................................      (1,412)
Accumulated deficit......................................................................     (21,840)
                                                                                           ----------  -----------
    Total stockholders' equity (deficit).................................................     (17,393)
                                                                                           ----------  -----------
      Total capitalization...............................................................  $    6,762
                                                                                           ----------  -----------
                                                                                           ----------  -----------

------------------------

(1) Based on the number of shares outstanding as of March 31, 1999. Excludes:

    - 1,400,306 shares of common stock issuable upon exercise of options and warrants outstanding as of March 31, 1999 with a weighted average exercise price of $2.57 per share;

    - 437,590 shares of additional common stock reserved for issuance under our 1999 Equity Incentive Plan;

    - 75,000 shares of common stock reserved for issuance under our 1999 Non-Employee Directors' Stock Option Plan; and

    - 350,000 shares of common stock reserved for issuance under our 1999 Employee Stock Purchase Plan. See "Management--Employee Benefit Plans," "Certain Transactions" and "Description of Capital Stock."

(2) See Note 5 of Notes to the Financial Statements included elsewhere in this prospectus.

                                    DILUTION

    The pro forma net tangible book value at March 31, 1999 was approximately $6,443,000 or $0.80 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving effect to the automatic conversion of all outstanding shares of preferred stock into an aggregate of 5,232,146 shares of common stock. After giving effect
to the sale of the       shares of common stock offered hereby at an assumed
initial public offering price of $ per share after deducting the underwriting discount and estimated offering expenses we pay and applying the estimated net proceeds therefrom, our adjusted net tangible book value as of March 31, 1999 would have been approximately $ million, or $ per share of common stock. This
represents an immediate increase in net tangible book value of $      per share
of common stock to existing stockholders and an immediate dilution in net tangible book value of $ per share to new investors purchasing shares at the assumed initial public offering price. The following table illustrates this per share dilution:

Assumed initial public offering price.................................
  Pro forma net tangible book value (deficit) per share...............  $    0.80
  Increase per share attributable to new investors....................
                                                                        ---------
Net tangible book value per share, as adjusted for this offering......
                                                                                   ---------
Dilution per share to new investors...................................             $
                                                                                   ---------
                                                                                   ---------

    The following table summarizes as of March 31, 1999, on the pro forma basis described above, the number of shares of common stock sold by us, the total consideration paid and the average price per share paid by the existing stockholders and by the new investors (at an assumed initial public offering price of $ per share for shares purchased in this offering, before deducting the underwriting discount and estimated offering expenses):

                                                       SHARES PURCHASED         TOTAL CONSIDERATION
                                                    -----------------------  --------------------------      AVERAGE
                                                      NUMBER      PERCENT       AMOUNT        PERCENT    PRICE PER SHARE
                                                    ----------  -----------  -------------  -----------  ---------------
Existing stockholders.............................   8,041,573            %  $  27,174,000            %     $    3.38
New investors.....................................                                                          $
                                                    ----------       -----   -------------       -----
Total.............................................                   100.0%  $                   100.0%
                                                    ----------       -----   -------------       -----
                                                    ----------       -----   -------------       -----

    The foregoing table assumes no exercise of outstanding stock options and warrants and excludes: (i) 1,400,306 shares of common stock issuable upon exercise of options and warrants outstanding as of March 31, 1999 with a weighted average exercise price of $2.57 per share; (ii) 437,590 additional shares of common stock reserved for issuance under our 1999 Equity Incentive Plan; (iii) 75,000 shares of common stock reserved for issuance under our 1999 Non-Employee Directors' Stock Option Plan; and (iv) 350,000 shares of Common Stock reserved for issuance under our 1999 Employee Stock Purchase Plan. See "Capitalization," "Management--Employee Benefit Plans," "Certain Transactions" and "Description of Capital Stock." To the extent that options or warrants are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

    The following table sets forth certain historical financial data as of and for the years ended December 31, 1996, 1997 and 1998 and the three months ended March 31, 1998 and 1999. The statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the balance sheet data as of December 31, 1997 and 1998 were derived from our Financial Statements that have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this prospectus and are qualified by reference to these financial statements and the notes thereto. The balance sheet data as of December 31, 1996 was derived from audited financial statements not included herein. The historical financial data as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 were derived from unaudited financial statements included elsewhere in this prospectus. In the opinion of management, the historical financial data as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 have been prepared on the same basis as the audited financial statements and include all adjusting entries (consisting only of normal recurring adjustments) necessary to present fairly the information set forth herein. The historical financial data presented herein are not necessarily indicative of the results of operations for any future period and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto appearing elsewhere in this prospectus.

                                                                                                       THREE MONTHS ENDED
                                                                         YEAR ENDED DECEMBER 31,           MARCH 31,
                                                                     -------------------------------  --------------------
                                                                       1996       1997       1998       1998       1999
                                                                     ---------  ---------  ---------  ---------  ---------
                                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Programs.........................................................  $      --  $   2,249  $   4,462  $     603  $   1,076
  Services.........................................................         --        713        704         44        264
                                                                     ---------  ---------  ---------  ---------  ---------
    Total revenues.................................................         --      2,962      5,166        647      1,340
Cost of revenues:
  Programs.........................................................         --        481        784        127        181
  Services.........................................................         --        468        614         34        152
                                                                     ---------  ---------  ---------  ---------  ---------
    Total cost of revenues.........................................         --        949      1,398        161        333
                                                                     ---------  ---------  ---------  ---------  ---------
Gross profit.......................................................         --      2,013      3,768        486      1,007
Operating expenses:
  Sales and marketing..............................................        164      2,646      6,057        768      2,730
  Research and development.........................................      1,514      1,965      2,880        666        762
  General and administrative.......................................        933      2,537      4,749        820      1,140
                                                                     ---------  ---------  ---------  ---------  ---------
    Total operating expenses.......................................      2,611      7,148     13,686      2,254      4,632
                                                                     ---------  ---------  ---------  ---------  ---------
Operating loss.....................................................     (2,611)    (5,135)    (9,918)    (1,768)    (3,625)
Interest income (expense), net.....................................         70        162       (832)        20         88
Other income (expense), net........................................         44        (85)         2         --         --
                                                                     ---------  ---------  ---------  ---------  ---------
Net loss...........................................................  $  (2,497) $  (5,058) $ (10,748) $  (1,748) ($  3,537)
                                                                     ---------  ---------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------  ---------  ---------
Basic and diluted net loss per share...............................  $   (1.02) $   (1.90) $   (3.87) $   (0.64) $   (1.26)
                                                                     ---------  ---------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------  ---------  ---------
Shares used in computing basic and diluted net loss per share......      2,453      2,657      2,777      2,737      2,805
                                                                     ---------  ---------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------  ---------  ---------
Pro forma basic and diluted net loss per share (1).................                        $   (1.74)            $   (0.44)
                                                                                           ---------             ---------
                                                                                           ---------             ---------
Shares used in computing pro forma net loss per share (1)..........                            6,179                 8,000
                                                                                           ---------             ---------
                                                                                           ---------             ---------

                                                                                   DECEMBER 31,
                                                                          -------------------------------
                                                                            1996       1997       1998     MARCH 31, 1999
                                                                          ---------  ---------  ---------  ---------------
BALANCE SHEET DATA:
Cash and cash equivalents...............................................  $   3,822  $   2,699  $   6,362     $   7,249
Working capital.........................................................      3,562      1,569      3,543         5,003
Total assets............................................................      4,306      4,456      9,121        10,421
Long-term debt, including current portion...............................         35        330        417           319
Redeemable convertible preferred stock..................................      4,002      8,002     18,940        23,836
Stockholders' (deficit) (2).............................................        (85)    (5,064)   (14,082)      (17,393)

------------------------------
(1) The pro forma net loss per share data gives effect to the conversion of all outstanding shares of preferred stock into 5,232,146 shares of common stock upon completion of this offering. See Note 1 of Notes to Financial Statements included elsewhere in this prospectus for a further explanation of the number of pro forma shares used in per share calculations.
(2) We have paid no cash dividends since our inception.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH "SELECTED FINANCIAL DATA" AND THE FINANCIAL STATEMENTS AND RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, INCLUDING, WITHOUT LIMITATION, STATEMENTS OF OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE DISCUSSED IN THIS PROSPECTUS. FACTORS THAT MAY CAUSE OR CONTRIBUTE TO SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We develop, market and sell proprietary, neuroscience-based software and other educational products and services designed to increase human learning and performance. Language and reading skills are the foundation for all learning, and we have developed scientifically validated products to help children learn how to read or become better readers. Our Fast ForWord products are intensive, computer-based training programs that focus on improving critical language and reading skills. Our current products, Fast ForWord and Fast ForWord Two, focus primarily on the learning needs of children aged four to 13. We also offer professional development seminars in which educators, speech and language professionals and other learning facilitators can learn about recent developments in brain research and the practical application of our programs as well as earn continuing education credit. Our products are delivered through a variety of distribution channels, including sales to public schools, speech and language professionals in private practice and direct-to-consumer channels.

    We commenced operations in February 1996, and, until April 1997, we devoted substantially all of our efforts to developing the Fast ForWord program, performing a field trial, recruiting and training personnel, establishing relationships with and training educators and speech and language professionals and raising capital. Since the commercial launch of Fast ForWord in April 1997, we have also devoted efforts to sales and marketing activities. We have an accumulated deficit of $21.8 million from inception through March 31, 1999 and expect to incur additional losses for at least the next 18 months, due primarily to substantial increases in sales and marketing and research and development expenses. We expect that losses will fluctuate from quarter to quarter and that these fluctuations may be substantial.

    REVENUES. We derive revenues from program sales and service fees. Program revenues are derived from the sale of programs including Fast ForWord and Fast ForWord Two, which generally list for $850 per child and are typically discounted for volume sales and in connection with the bundling of different products. Customers license the right to use our program software during the program period and do not acquire or otherwise gain unlimited rights to use the software. The total value of products and services invoiced during a particular period is recorded as deferred revenues until recognized. Revenues on sales of our current programs are recognized only upon program activation and then ratably over the average training period. Service revenues are derived from training seminars for learning facilitators, from software installation at large sites such as schools and from services provided to consumers who buy directly from us. Revenues from services are recognized when the services are provided. We only recently began offering our programs directly to consumers and revenues to date have been minimal. Cancellations and refunds are allowed in limited circumstances, and these amounts have not been significant. Provisions are made for cancellations and refunds as revenue is recorded.

    Our revenues have been derived exclusively from the sale of Fast ForWord programs and related seminars and services. While we are developing additional products based upon our proprietary technology and neuroscience expertise, there can be no assurance that we will be successful in doing so. In addition, to date, the substantial majority of our sales of Fast ForWord have been through public schools and speech and language professionals, with the majority of the public school revenues recorded in the last nine months. Furthermore, due to the inherent complexity of selling to schools and school districts, we expect that our sales cycle could be significantly longer than that experienced historically as we increasingly focus on sales to this market. As a result, we may have limited visibility on our future revenues, and such revenues may fluctuate substantially.

    COST OF REVENUES. Cost of revenues consists of program costs and service costs. Program costs consist of costs associated with program sales, including royalties, manufacturing, packaging, documentation, fulfillment, Internet hosting and technical support costs. Service costs consist primarily of the costs of providing training seminars and installations and services to consumers who buy directly from us, including personnel, materials, facilities and travel. These costs of revenues are generally recognized as incurred. We generally recognize significantly higher gross margins on our program revenues than on our service revenues.

    OPERATING EXPENSES. Our operating expenses consist of sales and marketing, research and development and general and administrative expenses. Sales and marketing expenses principally consist of salaries and compensation paid to employees engaged in sales and marketing activities, advertising and promotional materials, public relations costs and travel. Research and development expenses principally consist of salaries and compensation paid to employees and consultants engaged in research and product development activities, product testing, and software and equipment costs. We expense all software development costs associated with a product until technological feasibility is established, after which time all these associated costs are capitalized until the product is available for commercial release and are amortized over the estimated lives of the related products. Technological feasibility is deemed established upon completion of a working version. To date, capitalizable software development costs have been insignificant and have been charged to research and development expense. General and administrative expenses principally consist of salaries and compensation paid to employees and consultants other than those engaged in research and development and sales and marketing activities, facilities and related depreciation, in-house and outside legal and accounting fees and related costs, and travel.

    We recorded deferred compensation of $2.1 million during the two years ended December 31, 1998 and $571,000 during the three months ended March 31, 1999, representing the difference between the exercise price and the deemed fair value of certain stock options granted to employees. These amounts are being amortized by charges to operations over the vesting periods of the individual stock options. This amortization amounted to $1.0 million for the two years ended December 31, 1998 and $223,000 for the three months ended March 31, 1999. The remaining aggregate deferred compensation of $1.4 million will be amortized over the remainder of the vesting periods of the options (generally five years).

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, various financial data expressed as a percentage of revenues (unless otherwise noted). We commenced operations, and were in the development stage, in 1996. As a result, there were no revenues, cost of revenues or gross profits in 1996.

                                                            THREE MONTHS ENDED MARCH
                                YEAR ENDED DECEMBER 31,               31,
                               --------------------------  --------------------------
                                   1997          1998          1998          1999
                               ------------  ------------  ------------  ------------
Revenues:
    Programs.................          75.9%         86.4%         93.2%         80.3%
    Services.................          24.1          13.6           6.8          19.7
                               ------------  ------------  ------------  ------------
      Total revenues.........         100.0         100.0         100.0         100.0
Cost of revenues:
    Programs (1).............          21.4          17.6          21.1          16.8
    Services (2).............          65.6          87.2          77.3          57.6
                               ------------  ------------  ------------  ------------
      Total cost of
        revenues.............          32.0          27.1          24.9          24.9
                               ------------  ------------  ------------  ------------
Gross margin.................          68.0%         72.9%         75.1%         75.1%
                               ------------  ------------  ------------  ------------
                               ------------  ------------  ------------  ------------

------------------------

(1) Program costs are expressed as a percentage of program revenues.

(2) Service costs are expressed as a percentage of service revenues.

    THREE MONTHS ENDED MARCH 31, 1999 COMPARED TO THREE MONTHS ENDED MARCH 31,
     1998.

    REVENUES. Revenues increased to $1.3 million in the three months ended March 31, 1999 from $647,000 in the comparable period of 1998, an increase of 107.1%. Program revenues increased to $1.1 million from $603,000, an increase of 78.4%, due to increased program activations in speech and language professional and public school markets. Services revenues increased to $264,000 from $44,000, an increase of 500.0%, due to increased revenue from professional development seminars for both public schools and speech and language professionals in private practice.

    COST OF REVENUES. Cost of revenues increased to $333,000 in the three months ended March 31, 1999 from $161,000 in the comparable period of 1998, an increase of 106.8%. As a percentage of revenues, cost of revenues was unchanged at 24.9%. Cost of program revenues, as a percentage of revenues, declined to 16.8% from 21.1% due to lower royalties and because technical support and Internet hosting costs declined as a percentage of revenues, reflecting growth in program volume. Cost of services revenues, as a percentage of revenues, declined to 57.6% from 77.3%, due to a higher volume of services in the current period.

    SALES AND MARKETING EXPENSES. Sales and marketing expenses increased to $2.7 million in the three months ended March 31, 1999 from $768,000 in the comparable period in 1998, an increase of 255.5%. This increase was primarily attributable to increased personnel, marketing and travel costs. We expect to substantially increase sales and marketing expenses in the future as we increase marketing efforts for current and future products.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased to $762,000 in the three months ended March 31, 1999 from $666,000 in the comparable period in 1998, an increase of 14.4%. This increase was primarily attributable to increased personnel and contractor costs. We expect to substantially increase research and development expenses in the future as we continue to refine current products and develop additional products based upon our proprietary technology and neuroscience expertise.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased to $1.1 million in the three months ended March 31, 1999 from $820,000 in the comparable period in

1998, an increase of 39.0%. This increase was primarily attributable to increased personnel, consulting, legal and travel costs.

    PROVISION FOR INCOME TAXES. We recorded no provision for income taxes in the quarters ended March 31, 1999 and March 31, 1998 as we incurred losses during such periods.

    YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

    REVENUES. Revenues increased to $5.2 million in 1998 from $3.0 million in 1997, an increase of 74.4%. Program revenues increased to $4.5 million from $2.2 million, an increase of 98.4%, due to increased program activations in speech and language professional and public school markets. Services revenues were $704,000, a slight decrease from $713,000 in the prior year, reflecting a planned decline in professional development seminars for speech and language professionals in private practice, offset partially by growth in public school services revenues.

    COST OF REVENUES. Cost of revenues increased to $1.4 million in 1998 from $949,000 in 1997, an increase of 47.3%. As a percentage of revenues, cost of revenues declined to 27.1% from 32.0%, due to growth in program revenues as a percentage of total revenues. Cost of program revenues, as a percentage of revenues, declined to 17.6% from 21.4%, due to a decline in costs of materials, technical support and Internet hosting as a percentage of revenues, reflecting growth in program volume. Cost of services revenues, as a percentage of revenues, grew to 87.2% from 65.6% in 1997, due to introductory pricing of professional development and installation services offered to schools.

    SALES AND MARKETING EXPENSES. Sales and marketing expenses increased to $6.1 million in 1998 from $2.6 million in 1997, an increase of 128.9%. This increase was primarily attributable to personnel, advertising and promotion, travel and public relations costs.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased to $2.9 million in 1998 from $2.0 million in 1997, an increase of 46.6%. This increase was primarily attributable to increased personnel and to a lesser extent to consulting, software and equipment-related costs.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased to $4.7 million in 1998 from $2.5 million in 1997, an increase of 87.2%. This increase was primarily attributable to fees and expenses related to a proposed initial public offering withdrawn in 1998, personnel, facilities, legal and travel costs.

    INTEREST INCOME (EXPENSE). Interest expense, net of interest income, was $832,000 in 1998, compared to interest income, net of interest expense, of $162,000 in 1997. Interest expense in 1998 resulted principally from charges of $780,000 which represented the fair value of warrants to acquire preferred and common stock issued to a significant preferred stockholder in connection with a loan from the stockholder and a bank loan guarantee provided by the stockholder.

    PROVISION FOR INCOME TAXES. We recorded no provision for income taxes in the years ended December 31, 1998 and 1997 as we incurred losses during such periods. At December 31, 1998, we had net operating loss carryforwards for federal income tax purposes of approximately $14.0 million. The net operating loss carryforwards will expire in years 2011 through 2018. Utilization of the net operating losses may be subject to a substantial annual limitation, due to the ownership change limitations provided by the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses before we can use them. At December 31, 1998, we had approximately $6.6 million of deferred tax assets, comprised primarily of net operating loss carryforwards. Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance.

    YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

    REVENUES. Revenues were $3.0 million in 1997. Program revenues were $2.2 million following the commercial release of Fast ForWord in April 1997. Services revenues of $713,000 were primarily attributable to training seminars which were introduced in January 1997. The Company was in the development stage during 1996 and did not have revenues.

    COST OF REVENUES. Cost of revenues was $949,000 in 1997 and was primarily attributable to costs associated with providing training seminars and costs of the Fast ForWord program. The Company was in the development stage during 1996 and did not have revenues or associated costs. As a percentage of program revenues, program costs were 21.4%. Services costs were 65.6% of services revenue.

    SALES AND MARKETING EXPENSES. Sales and marketing expenses were $2.6 million in 1997 consisting primarily of personnel costs, direct mail costs, public relations costs, telemarketing service costs, advertising and other promotional materials and services. The Company was in the development stage during 1996 and did not incur significant sales and marketing expenses.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased to $2.0 million in 1997 from $1.5 million in 1996, an increase of 29.8%. This increase was primarily attributable to increased personnel and to a lesser extent to consulting, software and equipment-related costs. Research and development expenses in 1996 included $554,000 associated with entering into the University License.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased to $2.5 million in 1997 from $933,000 in 1996, an increase of 171.9%. This increase was primarily attributable to personnel costs and facilities costs related to the Company's move to a new headquarters facility in September 1997.

    PROVISION FOR INCOME TAXES. The Company recorded no provision for income taxes in the years ended December 31, 1996 and 1997 as it incurred losses during these periods.

    QUARTERLY RESULTS OF OPERATIONS

    Our quarterly operating results have varied significantly in the past and are expected to fluctuate significantly in the future as a result of a variety of factors, many of which are beyond our control. Factors that may affect our quarterly operating results include among others:

    - the demand for technology-based education and training products;

    - the size and timing of product orders and implementation;

    - the revenue mix between our products and services;

    - the timely development, introduction and market acceptance of our existing and future products, if any;

    - the pricing of our programs and services:

    - seasonality in product purchase and usage;

    - competitive conditions;

    - our ability to attract and retain experienced personnel;

    - the availability of government funding for public schools;

    - public school calendars and budget cycles;

    - the number and timing of Fast ForWord training seminars for learning facilitators; and

    - general economic and market conditions.

    We cannot assure you that we will be able to predict our future revenues accurately, and we may not be able to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall of revenues in relation to our expectations could cause significant fluctuations in quarterly operating results, which would have an adverse effect on our business, financial condition and results of operations.

    Demand for our programs and services is subject to various seasonal influences which can vary depending on the distribution channel being employed. We do not have sufficient operating experience in our various distribution channels to predict the overall effect of various seasonal factors and their effect on future quarterly operating results. We believe that, because of the intensive nature of Fast ForWord, demand for our programs from speech and language professionals in private practice may be lower during the school year than in the summer. To the extent we penetrate the public school market, we may experience seasonality due to public school calendars and budget cycles.

    Due to all of the foregoing factors, our quarterly revenues and operating results are difficult to forecast, and we believe that period-to-period comparisons of our operating results will not necessarily be meaningful and should not be relied upon as an indication of future performance.

LIQUIDITY AND CAPITAL RESOURCES

    From inception through March 31, 1999, we used approximately $16.2 million of cash for operating activities, resulting primarily from operating losses of $21.8 million and increases in accounts receivable of $1.0 million, partially offset by increases in accounts payable of $630,000, depreciation and amortization charges of $1.9 million and amortization of deferred compensation of $1.3 million.

    During this same period, we used $2.8 million for investing activities, consisting principally of the acquisition of computer equipment, furniture and fixtures. These cash needs have been primarily financed through the sale of equity securities and borrowings under our existing bank lines of credit. As of March 31, 1999, we had cash and cash equivalents of $7.2 million.

    In June 1998, we obtained a $3.0 million unsecured line of credit with BankBoston N.A. Borrowings under the line of credit bore interest, at our election, at the bank's base rate, or the adjusted LIBOR plus 1.75%. Borrowings under the line of credit were repaid and the line of credit was terminated in December 1998.

    We believe that funds generated from operations together with the net proceeds from this offering and available borrowings will be sufficient to finance our presently anticipated operating losses, planned capital expenditure requirements and internal growth for at least the next 18 months. However, we cannot be certain that our cash resources following this offering will be sufficient to fund negative cash flow and expected capital expenditures for that period. We therefore may need to obtain additional equity or debt financing in the future. We may not be able to obtain the additional financing to satisfy our cash requirements on acceptable terms or at all.

YEAR 2000 ISSUES

    Many computer programs have been written using two digits rather than four to define the applicable year. This poses a problem at the end of the century because these computer programs would not properly recognize a year that begins with "20" instead of "19." This, in turn, could result in major system failures or miscalculations that could disrupt our business. We have formulated a Year 2000, otherwise referred to as Y2K, plan to address our Y2K issues and have created a Y2K task force headed by our Director of Information Technology to implement the plan. Our Y2K plan has six phases:

       1. Organizational Awareness--educate our employees, senior management and the board of directors about the Y2K issue;

       2. Inventory--complete inventory of internal business systems and their relative priority to continuing business operations. In addition, this phase includes a complete inventory of critical vendors, suppliers and services providers and their Y2K compliance status. Our products have been Y2K compliant since they were developed and we will continue to ensure Y2K compliance in future products;

       3. Assessment--assessment of internal business systems and the Y2K compliance status of our important vendors, suppliers and service providers;

       4. Planning--preparing the individual project plans and project teams and other required internal and external resources to implement the required solutions for Y2K compliance;

       5.  Execution--implementation of the solutions and fixes; and

       6.  Validation--testing the solutions for Y2K compliance.

Our Y2K plan will apply to two areas:

       1.  Internal business systems and our products; and

       2.  Compliance by external customers and providers.

    INTERNAL BUSINESS SYSTEMS AND OUR PRODUCTS

    Our internal business systems and workstation business applications will be a primary area of focus. Since we began our business in 1996, we have implemented and will continue to implement new enterprise-wide business software. These solutions are represented by their vendors as being fully Y2K compliant. We have few, if any, legacy applications that will need to be evaluated for Y2K compliance.

    We completed the inventory, assessment and planning phases of substantially all critical internal business systems in August 1998. We expect that the execution and validation phases will be completed by August 31, 1999. We expect to be Y2K compliant on all critical systems that rely on the calendar year, before December 31, 1999.

    We may not address the Y2K compliance of some non-critical systems until after January 1, 2000. However, we believe these systems will not cause significant disruptions in our operations.

    Our product lines are already Y2K compliant and no patches will need to be applied by our customers.

    COMPLIANCE BY EXTERNAL PROVIDERS AND CONTRACTORS

    We are in the inventory and assessment phases of our Y2K Plan with respect to suppliers, service providers and contractors to determine the extent to which our systems are susceptible to those third parties' failure to remedy their own Y2K issues. We expect that assessment will be complete by mid-1999. To the extent that responses to Y2K readiness are unsatisfactory, we intend to change suppliers, service providers or contractors to those that have demonstrated Y2K readiness. We cannot assure you that we will be successful in finding such alternative suppliers, service providers and contractors.

    RISKS ASSOCIATED WITH Y2K

    We believe the major risk associated with the Y2K issue is the ability of our key business partners and vendors to resolve their own Y2K issues. We will spend a great deal of time over the next several months working closely with suppliers and vendors to assure their compliance.

    Should a situation occur where a key partner or vendor is unable to resolve its Y2K issues, we expect to be in a position to change to Y2K compliant partners and vendors.

    COSTS TO ADDRESS Y2K ISSUES

    Because we are in the position of implementing new enterprise-wide business solutions, there are few, if any, Y2K changes required to existing business applications. We believe that all of the new business applications implemented, or in the process of being implemented in 1999, are represented as being Y2K compliant.

    We currently believe that implementing our Y2K plan will not have a material effect on our financial position.

    CONTINGENCY PLAN

    We have not formulated a contingency plan at this time but expect to have specific contingency plans in place prior to September 30, 1999.

    SUMMARY

    We anticipate that the Y2K issue will not have a material adverse effect on our financial position or results of our operations. We can give no assurance, however, that the systems of other companies or government entities, on which we rely for supplies, cash payments and future business, will be timely converted or that a failure to convert by another company or government entities would not have a material adverse effect on our business. If third party suppliers, service providers and contractors, due to Y2K issues, fail to provide us with components, materials or services that are necessary to deliver our service and product offerings, our business will suffer.

INTEREST RATE RISK

    Our exposure to market risk for changes in interest rates relates primarily to the increase or decrease in the amount of interest income we can earn on our investment portfolio and on the increase or decrease in the amount of interest expense we must pay with respect to our various outstanding debt instruments. The risk associated with fluctuating interest expense is limited, however, to the exposure related to those debt instruments and credit facilities which are tied to market rates. We do not use derivative financial instruments in our investment portfolio. We ensure the safety and preservation of our invested principal funds by limiting default risks, market risk and reinvestment risk. We mitigate default risk by investing in safe and high-credit quality securities.

                                    BUSINESS

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE DISCUSSED IN THIS PROSPECTUS. FACTORS THAT MAY CAUSE OR CONTRIBUTE TO A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We develop, market and sell proprietary, neuroscience-based software and other educational products and services designed to increase human learning and performance. Language and reading skills are the foundation for all learning, and we have developed scientifically validated products to help children learn how to read or become better readers. Our Fast ForWord products are intensive, computer-based training programs that focus on improving critical language and reading skills. Our current products, Fast ForWord and Fast ForWord Two, focus primarily on the learning needs of children aged four to 13. In field studies, 90% of participants identified as having language or reading difficulties showed statistically significant gains in language comprehension skills, achieving, on average, one to two years of improvement in language and reading skills after completion of Fast ForWord programs in four to eight weeks. Based upon decades of research on brain plasticity, the brain's ability to adapt to stimuli, our Fast ForWord family of products uses computer-controlled, repetitive and adaptive training exercises to modify the manner in which the brain processes language. Our research and results have been independently validated in published articles in prestigious, peer-reviewed scientific journals, including SCIENCE and NATURE.

    We intend to continue expanding our product offerings through new products and services, as well as extensions of our current product lines. We have an additional four products scheduled for launch in the second quarter of 1999 and have six products targeted for launch in the year 2000. We believe our products benefit children and adults of all ages and capabilities. We also offer professional development seminars in which educators, speech and language professionals and other learning facilitators can learn about recent developments in brain research and the practical application of our programs, as well as earn continuing education credit. In addition, our software products have secure links to our web site, ScientificLearning.com, which enables parents, educators and other learning facilitators to upload performance data and track progress daily to maximize the benefit of our products and services. ScientificLearning.com also provides information and forums for the exchange of ideas. In the second quarter of 1999, we will launch BrainConnection.com, an online community that will provide recent developments in brain research and offer learning products directly to consumers. We believe that BrainConnection.com will significantly expand our Internet capabilities, interactions with consumers and e-commerce activities.

    Extrapolating from U.S. Department of Commerce, Bureau of Census data and information from the National Institute of Child Health and Human Development, approximately 16,000,000 million children between the ages of four and 13 have reading difficulties. Each year approximately 4,000,000 children enter the U.S. public school system, and approximately 40% of the population, or 1,600,000 of these children, have significant reading problems. Because primary education involves a great deal of oral instruction, a child with poor language comprehension is likely to have difficulty not only in reading, but in all areas of learning. Poor oral language comprehension and subsequent reading problems are often associated with low self esteem and behavioral problems. Children identified as having the most severe language and reading problems are often placed in multi-year remediation programs. Children with less severe problems often go unidentified and their needs go unaddressed.

THE SCIENTIFIC LEARNING SOLUTION

    We combine decades of brain and language research with the power of technology to create innovative language and reading programs. Our initial products, which focus primarily on the learning needs of children aged four to 13, help build the language comprehension skills that are critical to learning to read or becoming a better reader. We believe that our programs have applications beyond language and reading problems in children and can be used to build reading and language comprehension skills in children, adolescents and adults. Moreover, we believe our products address additional challenges, such as adult literacy, greater English language proficiency for non-native English speakers and language reacquisition for individuals who have suffered from a stroke or other brain injury.

    We believe the primary advantages of our products are as follows:

    - RESEARCH-BASED PROGRAMS. Our programs are based on decades of research on brain plasticity and language and reading problems. Many problems children encounter with language and reading can be attributed to difficulty in understanding oral language, including distinguishing among related phonemes, the basic auditory building blocks of speech. We use repetitive computer-based training exercises to enable a child to build better oral language skills including the ability to differentiate among sounds before teaching the relationship between letters and sounds. In contrast to traditional exercises, our programs combine electronically modified speech with cross-training in critical language skills, including morphology, syntax, semantics and grammar, and executive function skills, such as short-term memory and event sequencing capabilities, in an adaptive reward-based learning environment.

    - PROVEN, RAPID AND MEASURABLE RESULTS. All of our products are designed to demonstrate efficacy through scientifically validated results. Field studies of our Fast ForWord program show that 90% of participants identified as having language and reading problems showed statistically significant gains in language comprehension skills, achieving, on average, one to two years of improvement in language and reading skills after completion of Fast ForWord programs in four to eight weeks.

    - INTEGRATED APPROACH WITH LEARNING FACILITATORS. We work closely with educators, speech and language professionals, parents and other learning facilitators to integrate our programs into a participant's existing educational program and to train learning facilitators in how to use our programs more effectively. Through the Internet, our programs automatically provide learning facilitators with performance tables and templates enabling them to establish a baseline analysis and monitor the participant's skill level on a daily basis.

    - EFFECTIVE ALLOCATION OF RESOURCES. We believe that effective use of our programs in a school's curriculum decreases the number of students who will subsequently need expensive remedial help, saving scarce education resources which can be used for other education programs. Moreover, by enabling educators and speech and language professionals in public schools to deliver individualized computer training simultaneously to multiple children, rather than requiring one-on-one instruction, Fast ForWord programs enable schools to more effectively utilize resources for remediation programs.

    A summary of our products and services currently being offered and those under development is outlined below:

      -------------------------------------------------------------------------------------------
                                   TARGET AUDIENCE
                                   ----------------
PRODUCT/SERVICE                 CHILDREN      ADULTS              DESCRIPTION               STATUS
-------------------------------------------------------------------------------------------------------
FAST FORWORD PRODUCT FAMILY
-------------------------------------------------------------------------------------------

Fast ForWord                            X                Intensive computer-based       Launched in
                                                         training program that focuses  March 1997
                                                         on building language skills
                                                         that are critical to learning
                                                         to read or becoming a better
                                                         reader. Fast ForWord combines
                                                         electronically modified
                                                         speech with cross-training in
                                                         critical language skills in
                                                         an adaptive reward-based
                                                         learning environment.
-------------------------------------------------------------------------------------------------------
Fast ForWord Two                        X                Computer-based training        Launched in
                                                         program that continues         October 1998
                                                         building language skills and
                                                         adds specific reading skills
                                                         such as sound-letter
                                                         relationships, word decoding
                                                         and visual tracking.
-------------------------------------------------------------------------------------------------------
Fast ForWord Three                      X                Computer-based reading         Year 2000
                                                         comprehension program that     Launch
                                                         combines the essential
                                                         components of word
                                                         recognition and decoding with
                                                         reading comprehension skills.
-------------------------------------------------------------------------------------------------------
Fast ForWord for Increased              X            X   Computer-based language        Year 2000
  English Proficiency                                    specific program that focuses  Launch
                                                         on training the receptive
                                                         language/phonemic
                                                         distinctions found in English
                                                         that are the most difficult
                                                         for non-native English
                                                         speakers.
-------------------------------------------------------------------------------------------------------
Fast ForWord for Adolescents            X            X   Computer-based training        Year 2000
                                                         program with                   Launch
                                                         adolescent-tailored graphics,
                                                         story lines and content. Fast
                                                         ForWord for adolescents
                                                         combines electronically
                                                         modified speech with
                                                         cross-training in critical
                                                         language skills in an
                                                         adaptive learning
                                                         environment. This program
                                                         enables participants to track
                                                         their daily progress.
-------------------------------------------------------------------------------------------------------
Fast ForWord for Adults                              X   Computer-based training        Year 2000
                                                         program with adult-tailored    Launch
                                                         graphics, story lines and
                                                         content. Fast ForWord for
                                                         adults combines
                                                         electronically modified
                                                         speech with cross-training in
                                                         critical language skills in
                                                         an adaptive learning
                                                         environment. This program
                                                         enables participants to track
                                                         their daily progress.
-------------------------------------------------------------------------------------------------------
Fast ForWord for Language                            X   Computer-based training        Year 2000
  Reacquisition                                          program designed for           Launch
                                                         rehabilitation specialists to
                                                         provide individualized
                                                         exercises that meet the
                                                         specific needs of individuals
                                                         who have suffered a stroke or
                                                         other brain injury.
-------------------------------------------------------------------------------------------------------

    ------------------------------------------------------------------------------------------------------------------
                                           TARGET AUDIENCE
                                           ----------------
PRODUCT/SERVICE                         CHILDREN       ADULTS                 DESCRIPTION                     STATUS
------------------------------------------------------------------------------------------------------------------
AWAY WE GO! PRODUCT FAMILY
------------------------------------------------------------------------------------------------------------------
Away We Go!                                     X                 Software product that teaches key     2Q99 Launch
  skill-building software games                                   developmental language and cognitive
                                                                  skills. This product focuses on key
                                                                  skills needed for success in grades
                                                                  K-1, such as recognition of colors
                                                                  and shapes, and provides practice in
                                                                  phonological awareness skills, fine
                                                                  motor control, hand-eye
                                                                  coordination, and has an assessment
                                                                  component.
------------------------------------------------------------------------------------------------------------------
Away We Go!                                     X                 Proprietary stories in an             2Q99 Launch
  CD ROM and CD storybooks                                        interactive CD format, designed as a
                                                                  companion to the Away We Go!
                                                                  skill-building software games. These
                                                                  stories provide exposure to
                                                                  appropriate spoken and written
                                                                  language content, thereby supporting
                                                                  the phonological awareness skill
                                                                  training in the Away We Go!
                                                                  skill-building software games.
------------------------------------------------------------------------------------------------------------------
Away We Go!                                     X                 Proprietary stories in an             2Q99 Launch
  CD ROM and CD storybooks -                                      interactive CD format, designed as a
  professional version.                                           companion to the Away We Go!
                                                                  skill-building software games. These
                                                                  stories provide exposure to
                                                                  appropriate spoken and written
                                                                  language content, thereby supporting
                                                                  the phonological awareness skill
                                                                  training in the Away We Go!
                                                                  skill-building software games. This
                                                                  version, which contains four
                                                                  different levels of patented speech
                                                                  modification, is targeted only for
                                                                  delivery through certified
                                                                  professionals and educators.
------------------------------------------------------------------------------------------------------------------
Away We Go!                                     X                 Proprietary stories in a four-color   2Q99 Launch
  printed storybooks                                              printed format, designed as a
                                                                  companion to the Away We Go! skill-
                                                                  building software games. These
                                                                  stories provide exposure to
                                                                  appropriate spoken and written
                                                                  language content, thereby supporting
                                                                  the phonological awareness skill
                                                                  training in the Away We Go! skill-
                                                                  building software games.
------------------------------------------------------------------------------------------------------------------
PROFESSIONAL DEVELOPMENT SEMINARS                             X   We offer a variety of professional    Launched in January
                                                                  development seminars, including one-  1997
                                                                  half-day, one-day and two-day
                                                                  programs.
------------------------------------------------------------------------------------------------------------------
SCREENING / ASSESSMENT                          X             X   Computer-based screening and          Year 2000 Launch
                                                                  assessment product designed to
                                                                  evaluate language comprehension
                                                                  skills of children and adults.
------------------------------------------------------------------------------------------------------------------

MARKET OPPORTUNITY

    While our software and other educational products and services are applicable to children and adults of all ages and capabilities, we believe our largest market opportunity is school children. We estimate that more than 52.7 million students are attending over 110,000 K-12 public and private schools in the United States in the 1998-99 school year. Our current Fast ForWord family of language and reading training programs and our Away We Go! skill-building games and storybooks have been developed primarily for children between the ages of four and 13. Based on U.S. Department of Commerce, Bureau of the Census data, there are approximately 40 million children in this age group. According to the National Institute of Child Health and Human Development, as much as 40% of the population, or 16,000,000 of these children, have reading problems. We believe that approximately 1,600,000 children in the United States enter this category each year and that their language and reading difficulties result in part from poor language comprehension skills.

    Educators in public schools and speech and language professionals are our target market for our Professional Development Seminars. We estimate that as of 1997 there were 2.7 million K-12 public school teachers in the United States. We estimate that there are 100,000 speech and language professionals practicing in the United States, including 13,000 in private practice, 50,000 in public schools and 37,000 working part-time or in adult rehabilitation centers.

    Public concern over the effectiveness of K-12 schools in teaching essential academic skills, and the rapidly growing role of technology in the K-12 marketplace, have created an increased demand for technology-based educational programs. In addition, we believe that the growing shortage of teachers in the United States will further increase the demand for technology-based educational programs. According to the Department of Education, schools in the United States will need to hire more than 2,000,000 teachers over the next decade. While total spending on education in the United States has grown at an average rate of five percent per year, spending on technology in public schools in the United States has more than doubled since the 1991-92 school year. Technology spending is projected to reach $5.4 billion for the 1998-99 school year, a 12% increase from the prior school year. These expenditures include computers, Internet connections, other technology infrastructure components and software. We expect public school spending on instructional software alone will be over $500 million, an increase of approximately 70% over the 1997-98 school year. This increased demand for instructional software is driven in part by plans to increase the inventory of multimedia PCs in public schools by over 30% in 1998-99. We have identified more than $13 billion of specific federal and state funding sources that can be used for our products and services, including Title I of the Elementary and Secondary Education Act of 1965, the Individuals with Disabilities Education Act, Goals 2000, Technology Literacy Challenge Grants and the education rate discount authorized by the Telecommunications Act of 1996. In addition to the 47 states that have adopted programs to support the use of technology in the classroom, special reading initiative funds are available in many states, including California, Florida and Texas. Foundations and corporations have set aside more than $700 million in funding sources that could be used to implement our products in classrooms.

    In addition to the K-12 market, we are developing, and plan to introduce, products for improving the reading and language comprehension skills of adolescents and adults. Accordingly to the National Adult Literacy Study conducted in 1992, more than 40 million adults in the United States are functionally illiterate. Recently, there has been an increased focus by educators, government officials and labor groups on the literacy problem. This increased concern has resulted in part because jobs are demanding increasingly higher levels of basic skills from workers, while millions of workers have limited literacy skills. Labor organizations and companies are funding programs and initiatives to identify literacy skills required in future job groupings and to develop and evaluate employee training curriculum. We believe that a significant opportunity exists to address the adult literacy problem in the United States.

    According to industry sources, in 1996, an estimated 12 to 14 million non-native English speaking adults living in the United States had limited proficiency in the English language. Many of these adults require assistance from government agencies for English language training. The demand for these services far exceeds the available sources. Additionally, educators have discovered that instructional methods developed for first language literacy instruction are inappropriate for many immigrants. We believe that a significant opportunity exists to address this market.

    According to industry sources, there are nearly four million people in the United States who have survived a stroke and are living with the after effects, including aphasia, an impairment of language and speaking skills. These individuals struggle, alone and through therapy with rehabilitation specialists, to reacquire their language skills. We believe that a significant opportunity exists in developing neuroscience-based products and training programs to meet the skill needs of a brain injured patient attempting to reacquire language skills.

GROWTH STRATEGY

    Our goal is to establish Scientific Learning as the leading provider of proven, neuroscience-based software and other educational products and services. Key elements of our growth strategy include:

    INTRODUCE ADDITIONAL NEUROSCIENCE-BASED SOFTWARE PRODUCTS AND SERVICES. We believe our expertise in neuroscience, language learning and technology positions us well for the successful introduction of new education and training products applicable to children and adults of all ages and capabilities. After extensive research and substantial field testing, we introduced Fast ForWord in April 1997 and Fast ForWord Two in October 1998, and intend to do the following:

    - Introduce the following four new products in the second quarter of 1999:
      Away We Go! skill-building software games, Away We Go! CD ROM and CD storybooks, Away We Go! CD ROM and CD storybooks-professional version and Away We Go! printed storybooks;

    - Develop the following language-based products with a projected introduction in the year 2000: Fast ForWord Three, Fast ForWord for Increased Language Proficiency, Fast ForWord for Adolescents, Fast ForWord for Adults, Fast ForWord for Language Reacquisition and a
      Screening/Assessment product; and

    - Examine ways to leverage our expertise in brain research into potential non-language-based products, including products addressing tinnitus (ringing in the ears) and repetitive stress injury.

See "--Programs and Services" and "--Research and Development." We cannot assure you that we will be able to introduce these new products and services as scheduled, or that if introduced, these products and services will perform as intended or be accepted by the marketplace.

    RAPIDLY EXPAND OUR SALES AND MARKETING EFFORTS. We recently expanded our outside sales force by targeting and hiring experienced professionals with established relationships in the education sector. We currently have more than 28 sales professionals. We intend to continue to expand our sales and marketing efforts to increase our penetration of the public school, private practice speech and language professional, direct-to-consumer and other distribution channels. As of March 31, 1999, we have sold more than 13,000 copies of Fast ForWord and Fast ForWord Two, and we have trained more than 3,600 individuals in administering Fast ForWord. Specifically, we intend to:

    - hire additional salespeople to focus exclusively on sales to the K-12 school market;

    - implement direct-to-consumer e-commerce capabilities on our web site, ScientificLearning.com, as well as on BrainConnection.com;

    - hire additional salespeople to target speech and language professionals in private practice;

    - expand our direct marketing campaign to parents and consumers;

    - explore and develop other channels of distribution, including potential strategic alliances with for-profit educational services companies, day care providers and private schools; and

    - expand our Education Advisory Board, which provides access to leaders in the fields of education, neuroscience, behavioral science, health and public policy.

    IMPLEMENT EXPANDED INTERNET STRATEGY. We use technology and the Internet to implement our learning programs, to track and evaluate participants and to provide an online community for individuals using our products, as well as those interested in neuroscience and learning. Through our ScientificLearning.com web site, we offer parents, educators and other learning facilitators a wide variety of information and forums for the exchange of ideas.

    We intend to significantly expand our web capabilities, interactions with consumers, and e-commerce activities through our BrainConnection.com web site, to be launched in the second quarter of 1999. We are designing BrainConnection.com to aggregate a vast library of information about neuroscience and how the brain learns a variety of complex tasks, including language and reading, and to help people find information, products and services through the use of sophisticated search technology. We also are designing the site to facilitate the purchasing of our products and services and those offered by others. We intend to drive activity to BrainConnection.com through relationships with education, scientific and medical information web sites and web portals.

    In addition, we intend to leverage our proprietary Internet/database capabilities to produce new products and services. Our database of performance information is growing rapidly as our customer base grows. We intend to use our database capabilities to further customize our training programs and to facilitate the collection and analysis of data from a variety of sources.

    BUILD A TRUSTED BRAND. We intend to continue to build recognition of our company and product brands among parents, speech and language professionals, educators and other learning facilitators and leverage that recognition to successfully commercialize other neuroscience-based products. Specifically, we intend to:

    - promote the publication of media articles and stories regarding Scientific Learning, our Fast ForWord family of products and our other products and research;

    - engage in direct marketing campaigns to educators and other key public school decision-makers, as well as to speech and language professionals and parents;

    - encourage community-building through ScientificLearning.com, BrainConnection.com and our newsletters;

    - continue to publish field test results; and

    - build expertise through collaboration with our Education Advisory Board.

PROGRAMS AND SERVICES

    We have currently introduced three products or services, have an additional four products scheduled for launch in the second quarter of 1999 and have six products targeted for launch in the year 2000. We intend to continue to expand the family of products we offer through new products and services, as well as extensions of our current product lines.

    Our current programs and services are described in detail below.

    FAST FORWORD. Fast ForWord is an intensive, computer-based training program, which has the look and feel of a computer game. It is designed to keep children engaged and entertained with animated characters and sound effects, and its game-like format provides the thousands of repetitions necessary to improve a child's language skills. The program is comprised of seven training exercises. The words and sentences used in these exercises have been electronically modified to expand and enhance the rapidly changing phonetic elements within natural speech. As a child's skill level advances, the exercises become increasingly more difficult, driving him or her continually to increase his or her rate of oral language processing, which in turn leads to more normal speech perception. At the highest level of each exercise, the child is presented with natural, unmodified speech. In addition, the exercises cross-train the child in other critical language skills, including morphology, syntax, grammar and semantics, and executive function skills including event sequencing and working memory. All of these skills are necessary to a solid foundation for learning to read or becoming a better reader. Throughout each training exercise, the program adjusts to the child's individual skill level so that the child is making correct responses approximately 80% of the time. This adjustment is designed to keep the program challenging and engaging for the child, while allowing the child to generate a feeling of success and accomplishment and avoid repetitive failure, which can be discouraging and detrimental to learning.

    The Fast ForWord program is designed to be used for 100 minutes per day, five days a week for four to eight weeks. Results from each child's Fast ForWord exercises are uploaded daily via the Internet to our proprietary database for analysis and comparison with the child's progress to date. The Fast ForWord program automatically creates performance charts and templates in various discrete learning areas which can be downloaded through the Internet by learning facilitators, enabling them to monitor the performance of the one or many children under their supervision over the course of the training program. These charts and templates can also be used by the facilitator to provide parents and children with measurable results of the child's progress.

    In field studies, 90% of participants identified as having language or reading difficulties showed statistically significant gains in language comprehension skills, achieving, on average, one to two years of improvement in language and reading skills after completion of Fast ForWord programs in four to eight weeks. Additionally, based on extensive interviews with parents and educators, children who have completed the Fast ForWord program are generally reported to have shown substantial improvements in both self esteem and confidence as their communication skills improve.

    FAST FORWORD TWO. Fast ForWord Two is a computer-based training program that helps children practice and refine the language comprehension skills they learned in Fast ForWord, but at the more complex level necessary for reading. Fast ForWord Two introduces new skills that are now accessible to children who have developed basic oral language proficiency. Fast ForWord Two develops skills that are critical to reading such as word decoding, sound-letter recognition and visual tracking. Word decoding enables a child to build associations between word sounds, written representations of words and meaning. Being able to process rapid sound-letter associations is critical to being able to read. Fast ForWord Two also provides training exercises that reinforce left to right reading patterns for children who may have visual tracking problems.

    The Fast ForWord Two program is designed to be used for 90 minutes per day, five days a week for four to eight weeks. As with Fast ForWord, Fast ForWord Two results are uploaded daily via the Internet to our proprietary database which automatically analyzes the data and creates performance charts and reports.

    PROFESSIONAL DEVELOPMENT. To assist educators, speech and language professionals, parents and other learning facilitators, we provide educational seminars on the latest in brain research, the connection between language comprehension and learning to read, and the practical application of Fast ForWord. Typically, workshops are either one- or two-day intensive training seminars for educators and speech and language professionals and typically list at $695.

    More than 3,600 individuals have been trained in administering Fast ForWord through these seminars, including more than 1,400 educators in public schools and more than 2,200 speech and language professionals in private practice. Participants in the training seminars for the administration of the Fast ForWord programs are eligible to receive continuing education credit to support the ongoing educational certification requirements of teachers and educators.

    We have developed the following new products for introduction in the second quarter of 1999:

    AWAY WE GO! SKILL-BUILDING SOFTWARE GAMES will teach key developmental language and cognitive skills. They will also provide users with training in fine motor control and hand-eye coordination. The product focuses on the development of key skills needed for academic success in kindergarten and first grade, such as identification of colors, common shapes, relative size and lower and upper case letters. The product will also provide training on phonological awareness skills, including phoneme analysis and phonological working memory. Both informal and formal assessment will provide feedback on a child's areas of strength and areas of needed improvement.

    AWAY WE GO! CD ROM AND CD STORYBOOKS is a companion to the Away We Go! skill-building software games that will provide children with exposure to appropriate spoken and written language content in a fun, interactive story format. The oral and written language exposure supports the phonological awareness skill training in the Away We Go! skill-building software games. These proprietary stories provide multiple forms of use including oral story reading, eye-text-tracking training, sound-printed work association and practice at reading. The interactive CDs can be used with both computers and audio CD players.

    AWAY WE GO! CD ROM AND CD STORYBOOKS-PROFESSIONAL VERSION is a companion to our Away We Go! skill-building software games that will provide exposure to appropriate spoken and written language content in a fun, interactive story format. This product will be provided on four separate CDs with four different levels of patented speech modification. This product is designed to be sold to certified professionals and educators who provide Fast ForWord training.

    AWAY WE GO! PRINTED STORYBOOKS contains five different four-color, printed books. Their content will match that found in the interactive CD product so that children can begin to read along with adults. The printed books also will support the phonological skill training in the Away We Go! skill-building software games.

    The following additional products are under development and scheduled for introduction in the year 2000:

    FAST FORWORD THREE is a software product being designed to combine the essential components of word recognition and decoding with reading comprehension skills. This product is intended to provide complimentary skill training to Fast ForWord and Fast ForWord Two.

    FAST FORWORD FOR INCREASED ENGLISH PROFICIENCY is a software product being designed to serve as a language-specific product that focuses on training the receptive language/phonemic distinctions found in English that are the most difficult for those learning English as a second language.

    FAST FORWORD FOR ADOLESCENTS is a software product being designed as a new version of Fast ForWord with graphics, story lines, interface designs and content modified for the adolescent. Fast ForWord for adolescents combines electronically modified speech with cross-training in critical language skills in an adaptive learning environment.

    FAST FORWORD FOR ADULTS is a software product being designed as a computer-based training program featuring graphics, story lines, interface designs and content modified for the adult audience. Fast ForWord for adults combines electronically modified speech with cross-training in critical language skills in an adaptive learning environment.

    FAST FORWORD FOR LANGUAGE REACQUISITION is a software product being designed for use by rehabilitation specialists who provide language therapy services to stroke patients, patients who have suffered a traumatic brain injury and other individuals with neurological trauma. This version is expected to have substantial new graphics, story lines, interface designs and content for the adult audience. The exercises are being designed to use our proprietary signal enhancement and adaptive methods that provide individualized integrated training experiences to meet the specific auditory, phonological, language and cognitive skill needs of a patient with a brain injury.

    SCREENING/ASSESSMENT is an interactive, computer-based test designed to evaluate the language comprehension skills of children and adults.

    We cannot assure you that we will be able to introduce these new products and services as scheduled, or that if introduced, such products and services will perform as intended or be accepted by the marketplace.

SUPPORT SERVICES

    SUPPORT FOR EDUCATORS, PARENTS AND LEARNING FACILITATORS. We provide a number of support services for educators, parents and other learning facilitators involved in improving reading and language skills. Through our ScientificLearning.com website, we offer parents, educators and other learning facilitators a wide variety of information and forums for the exchange of ideas. We provide two to three hour seminars for parents interested in learning more about brain research, the connection between language comprehension skills and learning to read and the science behind our Fast ForWord programs. In addition, we mail a Fast ForWord newsletter that contains items of interest on the program and language and reading problems to the parents of participating children, as well as to educators and speech and language professionals. We have a professional relations staff dedicated to answering questions from and providing support to professional providers and parents. Our professional relations staff provides support over the Internet and a toll-free telephone information line.

    TECHNICAL SUPPORT. Because many of the parents, educators, speech and language professionals and other learning facilitators who administer our programs have limited computer knowledge and have limited technical support on-site to assist them, we provide a variety of technical support services. We employ an experienced staff of technical service representatives to answer technical questions regarding our programs, computer hardware and networks. In addition, at large sites such as schools, we provide on-site software installation, technical training and technical support.

SALES AND MARKETING

    We market and sell our products through two primary channels of distribution: public schools and speech and language professionals in private practice. In addition, we are in the process of expanding direct-to-consumer distribution channels, such as the Internet and other alternative distribution channels. As of March 31, 1999, we have sold more than 13,000 copies of Fast ForWord and Fast ForWord Two, including more than 3,400 copies to public schools and more than 9,500 copies to speech and language professionals in private practice. We have recently expanded our outside sales force, and currently have 23 sales representatives focused on the public school market and five sales representatives focused on speech and language professionals in private practice. Our hiring process has targeted experienced professionals who have established relationships with prospective customers.

    PUBLIC SCHOOLS. As of March 31, 1999, we have sold our programs to over 500 schools in nearly 300 school districts. The majority of our public school sales have occurred since the formation in the fall of 1998 of a dedicated sales force focused on that market. To date we have trained more than 1,400 teachers and speech and language professionals in public schools in the administration of Fast ForWord. We believe that, to date, the majority of leads have arisen from our sales force and decision-makers within schools and districts who have contacted us after learning about Fast ForWord from publications in industry journals or the general press, presentations at education conferences, attendance at our training seminars or from colleagues or parents. To more rapidly introduce our products into public schools, we have undertaken a model site program, in which participating schools agree to provide services in exchange for a program discount. These services include acting as a reference for other educators interested in our products, hosting tours, speaking at events and with the press about program results, participating in studies and cooperating in the publication of results. These sites provide educators and administrators with the opportunity to see our products in use, which we believe helps shorten the sales cycle in schools. As of March 31, 1999, we had established more than 50 model school sites. Our Fast ForWord products generally list for $850 per child and are typically discounted for volume sales and in connection with the bundling of different products. In addition, we intend to market and sell our Away We Go! family of products to schools to use with their students prior to, and as a complement to, the Fast ForWord programs.

    SPEECH AND LANGUAGE PROFESSIONALS. We have experienced positive year-over-year retention rates with speech and language professionals operating in private practice. Our year-over-year retention rates for professionals who have sold two or more of our programs is 93%, and our overall year-over-year retention rate is 76%. We intend to continue to expand the marketing of our products to speech and language professionals operating in private practice, private schools and hospitals and clinics. To administer our products, we currently require that a speech and language professional attend a training seminar. To date, these training seminars have been held in more than 20 cities across the United States. We have trained more than 2,200 speech and language professionals in private practice on how to administer Fast ForWord and Fast ForWord Two. Generally, these seminars currently involve two days of training and generally list for $695 per person. Trained speech and language professionals in private practice recommend the use of our products to parents in appropriate cases and then administer the program in connection with providing traditional services. In such instances, Fast ForWord and Fast ForWord Two are typically sold to parents for a list price of $850 per child, minimizing the administrative burden on the speech and language professional, who charges separately for time spent supervising the child. The fees charged by the speech and language professional generally range from $2,000 to $5,000 per child. Our products could be used as supplemental to, or potentially as a partial replacement of, traditional private reading remediation programs, which we estimate typically cost between $15,000 and $20,000. In addition, we intend to market and sell our Away We Go! family of products to the private speech and language professionals for use by their students prior to and as a complement to the Fast ForWord program. We have been a pioneer in marketing computer-based training programs to speech and language professionals and have developed a proprietary database of information regarding thousands of speech and language professionals. We contact speech and language professionals through telesales and other direct marketing efforts to encourage them to attend our seminars and use Fast ForWord programs in their practices. In addition, speech and language professionals learn of our programs through our participation in trade conferences, publications in journals and the general press and the distribution of our informational videos and practice kits.

    DIRECT-TO-CONSUMER SALES AND MARKETING. We believe that there is a significant market for our products in sales directly to consumers. We are currently focusing our direct distribution efforts on direct mail channels and Internet-based sales. We currently market to consumers directly through mailings to parents of Fast ForWord participants and other parents in select target markets. We are developing a product catalog that would be sent directly to parents and consumers enabling them to purchase products directly from us. For our electronic-based sales, we are extending the capabilities of our web sites, to facilitate e-commerce and allow purchasing of products and services online.

    OTHER CHANNELS OF DISTRIBUTION. We are exploring and developing other channels of distribution, including strategic alliances with for-profit educational services companies, day care providers and private schools.

    Our future success is, in part, dependent on acceptance of our products by public schools, administrators, educators, speech and language professionals, parents and other learning facilitators and on penetration of the public school, speech and language professional and parental markets. We may not be successful in developing and penetrating these markets. See "Risk Factors--Our business depends on whether we can achieve and maintain market acceptance and increase the number of programs we commercially introduce and sell," "--Any difficulty in penetrating necessary markets could adversely affect our business," and "--The long sales cycle for our products could cause revenues and operating results to vary significantly from quarter to quarter."

INTERNET STRATEGY

    Our current web site, ScientificLearning.com, is an important method of daily communication between us and users of Fast ForWord and Fast ForWord Two and enables our users to maximize the benefit of our Fast Forward programs. The site includes:

    - For everyone--a variety of information for anyone interested in learning more about our products and services, brain research, upcoming seminars, professional meetings or parent meetings;

    - For parents--a description of behaviors often exhibited by children who could benefit from our products, and a searchable index to help find local providers of our programs;

    - For children--a section that includes coloring books and games on line;

    - For educators in schools--information about public and private funding sources, assistance in writing grants, help in selecting children for Fast ForWord programs, tips from other educators on the use of Fast ForWord in classrooms;

    - For Fast ForWord providers in private practice--business support, such as advice from other professionals on marketing Fast ForWord and effectively running off-site programs for people training at home;

    - For parents, educators and providers--chat sessions, forums and listserves where they can share information and experiences, ask questions of other parents or providers, share tips and anecdotes about the progress of Fast ForWord participants, or ask questions of our scientists; and

    - For Fast ForWord learning facilitators and parents--performance reports and summary progress reports for each of the individuals or groups participating in Fast ForWord, based on daily Internet transmission of detailed training results.

    We plan to launch a separate web site, BrainConnection.com, in the second quarter of 1999, to provide parents, children, educators, learning facilitators and researchers with trusted educational resources and services. BrainConnection.com is intended to provide the latest neuroscience-based information on language development, reading skills and other related topics. We believe BrainConnection.com will become an easily accessible portal for a virtual community of networked parents, children, educators, learning facilitators, researchers and others interested in reliable information on educational development. We also plan for it to aggregate global education resources and information onto one site. Our site is being designed to provide an individualized experience that allows access to, and interaction with, information that is tailored to each visitor's particular interests and goals. The site will contain a magazine/journal component providing a means through which new material may be presented and written materials may be purchased. Community services such as forums and chat rooms will be available to users who will receive periodic updates on new information and material that can be accessed on the site. BrainConnection.com will also allow visitors to purchase some of our products and services, as well as the products and services of other companies, online.

TECHNOLOGY

    Our products are cross-platform, software-based adaptive learning programs available for a variety of hardware and software configurations. Our products are designed to work with the computer technology widely available in schools and homes, minimizing the need for users to purchase new equipment. We offer the programs in a variety of configurations, including an on-site model where learning facilitators supervise children in their offices, an off-site model where children can train from their homes and a client/server-based model for larger scale deployments. All of our existing products link to the ScientificLearning.com web site via standard, secure Internet connections for data transfer and updates. Parents, educators and other learning professionals can use any web browser to upload program results to our database and monitor individuals under their supervision.

    Products are typically delivered via a CD ROM which can be activated only by receiving an electronic key delivered via the ScientificLearning.com web site. Continued access to the program requires periodic uploads of performance data over the Internet. If users do not upload data within a required time period, access to the program is denied.

    We use an object-oriented authoring environment for all our software products. New products and product extensions can be built off our core object model, allowing all products to benefit from improvements in the core code and reducing new product development time. The Scientific Learning database maintains a performance history on every user of a Fast ForWord product. The database is unique and highly scalable, built on a SQL-based Oracle backbone, and capable of dynamic information queries. Using a proprietary set of analytical tools, we automatically generate summaries and reports for use by the educator, parent, speech and language professional or other learning facilitator. We can also generate custom demographic reports from specific groups of users by defining search characteristics such as school, classroom or common primary language. The resulting reports show exactly how a given user is performing and what challenges remain. The Fast ForWord databases at the client site are tightly integrated with our databases to provide seamless service from professional and technical support to accounting.

RESEARCH AND DEVELOPMENT

    Approximately one third of our employees are engaged in research and development activities, which include both product development and outcomes research. Our research and development organization includes neuroscientists, psychologists, engineers, programmers, statisticians, graphic artists and animators. We believe that our future success depends in large part on our ability to develop new products and maintain and enhance our current product line. Our success also depends on our ability to enhance our market positioning by leveraging our expertise in neuroscience and technology, which we believe has broad applicability. Accordingly, we plan to expand our research and development activities with respect to present and future products based on our expertise in neuroscience. We also are examining ways to leverage our expertise in neuroscience research into other potential non-language-based products, including computer-based remediation programs for repetitive stress injury and tinnitus (ringing in the ears).

    We can not assure you that: (1) we will be successful in developing and marketing new products or responding to technological developments, evolving industry standards or changing customer requirements; (2) we will not experience difficulties that could delay or prevent the successful development, introduction and sale of new products; or (3) any new products will adequately meet the requirements of the marketplace and achieve any significant degree of market acceptance. If release dates of any new products are delayed or if these products fail to achieve market acceptance when released, our business, operating results and financial condition could be materially and adversely affected. See "Risk Factors--To remain competitive we must continue to introduce new products and product enhancements."

THE LANGUAGE LEARNING PROCESS

    Humans are born with the potential to learn any language, and one of a child's early tasks is to learn to extract meaning from speech by identifying its basic auditory building blocks or phonemes. Children must be able to recognize and process the phonemes relevant to their language before they can become skilled in the understanding and use of language and reading. In the first 12 to 16 months of a child's development, the brain learns to recognize the phonemes that are relevant to the child's native language. For example, in order for children to understand or speak the word "dog," they must first recognize the three phonemes "duh," "ah" and "guh." To read the word "dog," children must also associate these phonemes with the three letters "d," "o" and "g." Our founders working at Rutgers noted that children with language-based learning problems often have difficulty distinguishing between closely related phonemes, such as "bah" and "dah." With these particular phonemes, the "b" and "d" sounds are succeeded by the identical "ah" sound after approximately 40 milliseconds. Spoken language is made up of numerous, frequent and rapid sound transitions such as this. Independently-conducted longitudinal research has found that children who have difficulty distinguishing among related phonemes have problems understanding and using language. These individuals frequently have difficulty with other language skills, including morphology, syntax, semantics and grammar, and executive function skills, such as short-term memory and event sequencing capabilities. The National Institute of Child Health and Human Development at the National Institutes of Health has found that there is a strong correlation between these language-based learning problems and difficulties in learning to read.

    Our scientific founders working at UCSF noted that the human brain changes in response to stimuli, a trait known as brain plasticity. Their work demonstrated that specific training techniques drive the brain to change over time, adjusting how it processes information and thereby permitting more rapid learning. Bringing together their work at Rutgers and UCSF, our scientific founders discovered that with the help of computers, the rapid acoustic changes within speech sounds could be slowed, emphasized and then differentiated by children with language-based learning problems. The scientists used the computers and their knowledge of language learning techniques and neuroscience to design exercises that continually adjust to challenge each child appropriately with customized training. Through thousands of repetitions of individualized exercises focused on important aspects of language, these children could gradually master natural speech sounds and develop other language skills, such as morphology, syntax, semantics and grammar, and executive function skills, such as short-term memory and event sequencing capabilities, critical to learning to read and to becoming a better reader. Our founders established our company to move this research as rapidly as possible from laboratories into products and services designed to improve human learning and performance.

    Our scientific founders postulated that the gain in oral language comprehension skills demonstrated by children in the initial study, resulted from a fundamental change in the organization of neural pathways involved in the way their brains process language. This theory differs from research by others which postulates that a particular area of the brain processes language, that speech and non-speech sounds are processed differently and that auditory processing problems are not a primary cause of many language difficulties. We believe that the manner in which the brain processes speech and language is not yet fully understood. When we refer to Fast ForWord as proven, it refers to the fact that the program has proven results and not that it "proves" any particular theory of the manner in which the brain functions. See "Risk Factors--There is academic debate regarding the scientific basis underlying our products which could significantly affect the market for our programs and services."

EFFICACY STUDIES

    We were founded by scientists who have spent decades researching neuroscience and the causes of language-based learning problems at UCSF and Rutgers. The original research studies combining the work of our founders were funded by UCSF and Rutgers and certain results were published in the peer-reviewed scientific journal SCIENCE. The primary study included 22 children with language-based learning problems who played computerized versions of games such as "Simon Says" for 50 hours over a 20-day period. The experimental group received commands in slowed, stretched and emphasized speech while the control group received normal speech. Additionally, the experimental group's exercises adapted to their individual skill level. The results of these studies were widely noted because the children in the experimental group showed significant gains of 1.5 years in critical language skills in just four weeks through the use of the computer-based language training program that became the basis for Fast ForWord. Six-month follow-up studies demonstrated that the language skills of these children continued to improve after the completion of the four-week training period. Children randomly assigned to the control group did not demonstrate comparable gains.

    We have funded two additional large-scale trials. The first study, conducted in 1996, included approximately 500 children between the ages of four and 14 trained in private clinics and schools across the country and was designed to test the effectiveness of the Fast ForWord training program in a variety of settings. Each of the 60 professionals in the 35 locations was an independent collaborator who agreed to follow the protocols we mandated and supply pre- and post-assessment testing data on each child based on the standardized tests used by these professionals in their regular practice. Most of these children were already identified as needing specific help in language skills and were involved in remediation programs through regular sessions with a speech and language professional in private practice or at a school. As part of the study, the children were administered standardized tests prior to and following the use of the Fast ForWord program for 100 minutes a day, five days a week for four to eight weeks. On average, regardless of age or grade, children involved in the study demonstrated gains of one to two years.

    Some of the independent speech and language professionals involved in the 1996 field trial use certain Tests of Language Development ("TOLD") in their practices and accordingly these tests were administered by these professionals to 196 participating children, both prior to beginning and upon completion of the Fast ForWord program. These industry-accepted and normed tests, the TOLD-I:2 and TOLD-P:2, are individually administered comprehensive language tests that assess various aspects of language performance including semantics, syntax, morphology, phonology and listening comprehension. Other standardized tests used by professionals involved in the 1996 field trials were generally less comprehensive and administered to fewer children. However, the pre- and post-assessment data based on these other tests was generally consistent with the results reported on the TOLD-I:2 and TOLD-P:2. Prior to participation in the Fast ForWord program, only 19% of the children scored at or above the population mean, as evidenced below by the standard bell curve superimposed on the test results. After completion of the Fast ForWord program, 52% of the children scored at or above the population mean.

    [GRAPHIC: Side by side graphs subtitled "Before Fast ForWord" and "After Fast ForWord," respectively, showing test scores of 196 children on certain tests of language development before and after such children used Fast ForWord, superimposed on bell curves representing the normal distribution of scores on such tests. The graphs, together, are titled "Test Results" and are accompanied by the following text footnotes:
"1 Represents the results from the TOLD-I:2 and -P:2. The changes in the scores reflected in the above graphs (histograms) are statistically significant and highly reliable (t(195)=18.21, p < .0001) indicating with 99% confidence that the rightward shift in scores (representing improved performance on the tests) following completion of Fast ForWord training results from the Fast ForWord training rather than factors of chance.

2 In order to combine the test results of children of different ages for comparison to the table of the normal curve (which represents the expected distribution of test scores among the general population), test scores were converted into what are known as "Z-scores." Using Z-scores, the average test score obtained by the general population (50(th) percentile) is represented by zero. The -1.0 Z-score represents the 16(th) percentile in test performance and the 1.0 Z-score represents the 84(th) percentile in test performance.

3 Prior to the beginning of Fast ForWord training, the tested group of 196 children achieved an average Z-score of -1.0, representing the 16(th) percentile in performance for this test (i.e. these children achieved a score higher than only 15% of the general population).

4 After completion of the Fast ForWord program, the tested group of 196 children achieved an average Z-score of -0.2, representing approximately the 42(nd) percentile in performance for this test (i.e. these children achieved a score higher than 41% of the general population)."]

    The second large-scale study, in the fall of 1997, included approximately 500 children in 19 public schools in nine public school districts in five states across the country. This second study was designed to test Fast ForWord efficacy with a new population of children, namely children who were observed by teachers as likely to be at risk for later academic failure. The children were selected for participation in the study by their teachers. Most of these children had not been identified as needing specific help in language skills, nor had they been assigned to special education classes or other remediation programs outside the classroom. As part of this study, some of the children were randomly assigned to a control group which did not receive Fast ForWord training but instead received traditional remediation training for the same amount of time. The children trained for 100 minutes a day, five days a week for four to eight weeks. Again, a substantial majority of the children using Fast ForWord demonstrated similar gains to those made in earlier studies, making achievements significantly beyond those made by the control group. Similar results have also been observed in the overall group of children who have used the Fast ForWord program commercially.

INTELLECTUAL PROPERTY

    We have a broad intellectual property strategy addressing both product technology and product concepts. We aggressively protect our proprietary rights in our products and technology through a combination of patents, trademarks, copyrights, trade secret laws, confidentiality procedures and contractual provisions. As of March 31, 1999, we have filed patent applications in the United States and internationally relating to our technology, including 38 with the USPTO. To date, one patent has been granted and we have received notification of allowance on five additional patents. Additionally, pursuant to a license with The Regents of the University of California, we are the exclusive licensee of the technology owned by UCSF and Rutgers with respect to the basic speech and sound modification algorithms used in Fast ForWord. The licensed technology is subject of a patent issued in September 1998. We cannot be certain that any of our or the licensor's additional pending patent applications will result in the issuance of any patents, or that, if issued, any of these patents will offer protection against competitors with similar technology. We cannot assure you that any patents issued to us or the licensors will not be challenged, invalidated or circumvented in the future or that the rights created thereunder will provide a competitive advantage. In addition, our competitors may apply for and obtain patents covering technologies that are more effective than our technologies. This could render our technologies or products obsolete or uncompetitive or prevent, limit or interfere with our ability to make, use or sell our products either in the United States or in international markets.

    Our current products incorporate technologies which are the subject of patents issued to, and patent applications filed by, others. We have obtained licenses for certain of these technologies and may be required to obtain licenses for others. We do not believe that we are currently using technology that is subject to patents held by third parties without a license. However, if needed we may not be able to obtain licenses for technology patented by others on commercially reasonable terms, or at all. We also may not be able to develop alternative approaches if we are unable to obtain necessary licenses. We cannot assure you that our current and future licenses will be adequate for the operation of our business. The failure to obtain necessary licenses or identify and implement alternative approaches could have a material adverse effect on our business, financial condition and results of operations.

    Under the terms of the license with The Regents of the University of California, we must pay royalties and milestone payments based upon cumulative net sales of our products, subject to certain minimum royalty amounts. In connection with this license, we issued 114,526 shares of Series A preferred stock to Rutgers and made other up-front payments. Unless otherwise terminated by operation of law or acts of the parties, the license remains in effect until the later of the expiration of the last-to-expire patent licensed or the abandonment of the last patent application licensed. The Regents may terminate the license agreement if we fail to perform or violate its terms without curing the violation within 60 days of receiving written notice of the violation. For example, The Regents could terminate the agreement if we fail to perform the following obligations:

    - make royalty and milestone payments;

    - provide periodic progress reports;

    - prepare, file and prosecute U.S. and foreign patent applications;

    - provide indemnification;

    - insure our activities in connection with work under the agreement; and

    - maintain the confidentiality of information received from The Regents relating to the agreement.

    If we lose or are unable to maintain the license agreement, this could delay our introduction of new products or could require the recall of our products from the market. Even if we could identify and license technology equivalent to the technology covered by the license agreement, developing and integrating alternative technology would likely delay our product line.

    We also rely upon trade secrets, technical know-how and continuing invention to develop and maintain our competitive position. There is some risk that others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose this technology. We may also be unable to meaningfully protect our right to our trade secrets. Any of these could have a material adverse effect on our business, financial condition and results of operations. See "Risk Factors--We rely on our intellectual property rights and may be unable to protect these rights."

COMPETITION

    The educational technology market in which we operate is very competitive. We believe that the principal competitive factors in the industry are efficacy, ability to deliver measurable results, cost, efficiency of delivery, ability to provide training to learning facilitators and ability to complement and supplement public school curriculum. We believe that we compete favorably on the basis of these factors. We compete primarily against providers of traditional methods of remediation for language and reading problems, which typically require several years of one-on-one training for children with identified language and reading problems. Although the traditional approach to language and reading problems is fundamentally different from the approach we take, these programs are more widely known and accepted and, therefore, represent significant competition. In addition, we compete to some extent with other companies offering educational software products to schools and to speech and language professionals in private practice. Existing competitors may continue to broaden their product lines, and potential competitors, including large software developers and educational publishers, may enter or increase their focus on the school market, resulting in greater competition. Moreover, we expect that we will face additional competition from new entrants into the market. Many competitors have substantially greater technical, marketing and distribution resources than we do. There can be no assurance that we will continue to be able to market our products successfully or compete effectively in the educational technology market. See "Risk Factors--We may not be able to market our products successfully or compete effectively in the educational technology market."

EMPLOYEES

    As of March 31, 1999, we had 139 full-time and 24 part-time employees. We believe our relations with employees are good. None of our employees is represented by a union or subject to collective bargaining agreements. See "Risk Factors--If we fail to retain our key personnel or attract and retain key employees, our business will suffer."

PROPERTIES

    We lease a 34,257 square-foot facility in Berkeley, California under a five-year lease that expires in September 2002. We believe our facilities are adequate for our current operations.

                                   MANAGEMENT
                DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

    The following table sets forth various information concerning our directors, executive officers and certain key employees as of March 31, 1999:

                    NAME                           AGE                                POSITION
---------------------------------------------  -----------  ------------------------------------------------------------
Sheryle J. Bolton............................      52       President, Chief Executive Officer and Member of the Board
                                                            of Directors
Dr. Michael M. Merzenich.....................      56       Chief Scientific Officer and Member of the Board of
                                                            Directors
Dr. Paula A. Tallal..........................      51       Executive Vice President and Chairman of the Board of
                                                            Directors
Frank M. Mattson.............................      44       Chief Financial Officer, Vice President, Finance, and
                                                            Secretary
Diane H. Church..............................      52       Vice President, Private Channel Sales
Bernard G. Fraenkel..........................      40       Vice President, Engineering
Dr. William M. Jenkins.......................      48       Vice President, Product Development
Anita M. Kopec...............................      52       Senior Vice President, School Group
Dr. Steven L. Miller.........................      35       Vice President, Outcomes Research
James A. Mills...............................      42       Vice President, Marketing
Patricia A. Murphy...........................      43       Vice President, Human Resources
Dr. Bret E. Peterson.........................      36       Vice President, Internet and Database Systems
Dr. Kathleen M. Hocker.......................      58       Director, Public School Sales
Carleton A. Holstrom (1)(2)..................      63       Member of the Board of Directors
Rodman W. Moorhead, III (1)..................      55       Member of the Board of Directors
Dr. Leonard S. Schleifer (1).................      46       Member of the Board of Directors
James E. Thomas (2)..........................      38       Member of the Board of Directors
David A. Tanner (2)..........................      40       Member of the Board of Directors

------------------------

(1) Member of the compensation committee.

(2) Member of the audit committee.

    SHERYLE J. BOLTON has served as our Chief Executive Officer and as a director since November 1996 and as our President since June 1997. From January 1994 to July 1995, Ms. Bolton served as President and Chief Operating Officer of Physicians' Online, Inc., a physicians' online service provider. From June 1993 to December 1994 and from July 1995 to October 1996, Ms. Bolton consulted for a number of international companies, including many in the Internet, health care and technology sectors, specifically in the areas of strategy, operations and finance. Ms. Bolton's experience also includes senior management positions at Rockefeller & Co., Inc., a global investment management firm, and Merrill Lynch Capital Markets, Investment Banking Division. Earlier in her career, she was a teacher of English as a second language in Africa and a language arts teacher in public schools in the State of Georgia. Ms. Bolton is a director or trustee of several mutual funds of Scudder Kemper Investments, Inc. and is a director of HealthCentral.com, a private Internet consumer healthcare information company. Ms. Bolton holds a B.A. in English and an M.A. in Linguistics from the University of Georgia, and an M.B.A. from Harvard Business School.

    DR. MICHAEL M. MERZENICH is one of our founders. He has served as our Chief Scientific Officer since November 1996 and as a director since inception. From January 1996 to November 1996, Dr. Merzenich served as the Chief Executive Officer and President of the Company. During 1997, Dr. Merzenich worked full-time with us during a sabbatical from his faculty position at UCSF. In

January 1998, Dr. Merzenich returned to his faculty position at UCSF, but continues to direct our research and development activities under a consulting agreement. Since 1971, Dr. Merzenich has been a member of the faculty, and since 1980 a full professor, in Neuroscience, Physiology, Biomedical Engineering and Otolaryngology at UCSF. He is currently the Francis A. Sooy Professor of Otolaryngology at UCSF. Dr. Merzenich has more than 25 years of experience in managing large, multidisciplinary brain science/behavior/engineering research projects that have led to commercial products and numerous publications and awards. Dr. Merzenich holds a B.S. in General Science from the University of Portland and a Ph.D. in Physiology from The Johns Hopkins University, with additional training from the University of Wisconsin.

    DR. PAULA A. TALLAL is one of our founders. She has served as our Executive Vice President and Chairman of the board of directors since January 1996 and as a director since our inception. During 1997, Dr. Tallal worked full-time with us during a sabbatical from her faculty position at Rutgers. In January 1998, Dr. Tallal returned to her faculty position at Rutgers, but continues to consult with us pursuant to a consulting agreement. Since 1988, Dr. Tallal has served as co-director of the Center for Molecular and Behavioral Neuroscience at Rutgers. Dr. Tallal is an active participant in many scientific advisory boards and governmental committees for both developmental language disorders and learning disabilities. Dr. Tallal has over 20 years experience managing multi-site, multi-disciplinary federally funded contracts and grants that have resulted in over 150 publications, as well as national and international honors. Dr. Tallal holds a B.A. in Art History from New York University and a Ph.D. in Experimental Psychology from Cambridge University with additional training from The Johns Hopkins University.

    FRANK M. MATTSON has served as our Chief Financial Officer and Vice President, Finance since January 1997 and as our Secretary since June 1997. From August 1994 to January 1997, Mr. Mattson served as Vice President of Finance and Operations, Executive Vice President, Chief Financial Officer and as a director of MNI Interactive, Inc., a startup entertainment marketing company. From June 1992 to August 1994, Mr. Mattson was Vice President of Distribution and Strategic Planning for Ingram Entertainment, Inc. ("Ingram"), a unit of the Ingram Distribution Group, one of the world's largest distribution companies. At Ingram, Mr. Mattson directed the post-merger integration of Ingram and Commtron Corporation ("Commtron"), the largest distributor in the home video industry until its acquisition by Ingram in 1992. From 1986 to 1992, Mr. Mattson served in a variety of management positions at Commtron, a publicly traded company, most recently as Vice President of Operations and as a director of the company. Mr. Mattson holds a B.S. in Business from Miami University (Ohio) and an M.A. in Economics from the University of Wisconsin in Milwaukee. Mr. Mattson has also served on the faculty of Drake University.

    DIANE H. CHURCH has served as our Vice President, Private Channel Sales since August 1997. From February 1997 to August 1997, Ms. Church was Georgia Account Team Manager with Compuware Corporation, an information systems software and services company. Ms. Church was Mid-Atlantic Regional Director and Regional Director for Telecommunications Accounts at Candle Corporation from April 1994 to September 1995 and at Legent Corporation Regional Director for Mid-Atlantic and then South-Eastern Regional Director from April 1990 to April 1994, both of which are information systems software and services companies. Prior to that time, Ms. Church held senior management positions with Wang Laboratories, a computer and office equipment company. Ms. Church also worked as an educator in public schools in the State of Georgia. Ms. Church holds a B.A. in English and Education from Georgia Southwestern College and an M.B.A. from Emory University.

    BERNARD G. FRAENKEL has served as our Vice President, Engineering since April 1999. From August 1996 until April 1999, Mr. Fraenkel served as Vice President of Engineering at One Touch Systems, a joint venture of Hughes Network Systems and Apollo Group, Inc., which is a leading provider of interactive distance learning systems. From January 1996 until July 1996, he was a founder of Pixel Engines, a developer of DVD authoring systems. From December 1993 until December 1995,

Mr. Fraenkel was Director of Research and Development with Sigma Designs, a provider of MPEG products and integrated circuits for personal computers. He previously served as Director of Engineering with Teknekron Communications Systems, where he led an engineering team on consulting projects in the areas of data and wireless communications, multimedia and VLSI design. Mr. Fraenkel holds Graduate Engineer degrees from Ecole Polytechnique and Ecole National Superieure des University Paris IX and an M.S. in Electrical Engineering and Computer Science from the University of California at Berkeley.

    DR. WILLIAM M. JENKINS is a founder and has served as our Vice President, Product Development since June 1997. From March 1996 to June 1997, Dr. Jenkins was our Vice President, Research and Development. Since 1990, Dr. Jenkins has also served as an Adjunct Associate Professor at UCSF. Dr. Jenkins currently serves on the editorial board in the Systems Plasticity section of RESTORATIVE NEUROLOGY AND NEUROSCIENCE. Dr. Jenkins is the principal developer of our current training programs. Dr. Jenkins holds a B.S. in Psychology, an M.A. in Psychobiology and a Ph.D. in Psychobiology from Florida State University, with additional post-doctoral training from UCSF.

    ANITA M. KOPEC has served as our Senior Vice President, Public Schools since October 1998. From July 1997 to October 1998, Ms. Kopek was President and CEO of Educational Consulting Services, Inc., a company she founded to provide strategic consulting to educational, technology and publishing companies. Previously, Ms. Kopec was President and Chief Executive Officer of Steck-Vaughn Publishing Company and held management positions with Computer Curriculum Corporation and Macmillan/McGraw-Hill School Division. Ms. Kopec began her career in education as a classroom teacher. Ms. Kopec holds a B.A. in Education from the University of Akron.

    DR. STEVEN L. MILLER is a founder and has served as our Vice President, Outcomes Research since June 1997. From May 1996 to June 1997, Dr. Miller was our Vice President, Professional Relations and Outcomes. From September 1991 to May 1996, he held research appointments at the Center for Molecular and Behavioral Neuroscience at Rutgers. Dr. Miller has extensive experience in organizing clinical research studies and conducting longitudinal studies of children and adults who have language and reading problems. Dr. Miller holds a B.A. in Psychology from Bloomsburg University of Pennsylvania, an M.A. in Neuroscience from the University of Hartford and a Ph.D. in Psychology from the University of North Carolina at Greensboro. He received additional training in Clinical Neuropsychology at the Bowman Gray School of Medicine at Wake Forest University.

    JAMES A. MILLS has served as our Vice President, Marketing, since April, 1999, having previously served as Director of Marketing since August, 1998. He joined our company in July, 1997, as Director, Business Development. Prior to joining our company, Mr. Mills was a consultant advising California-based clients on financial and operational issues. From 1986 to 1996, Mr. Mills was with Citibank, holding positions with various sales and marketing responsibilities, most recently as a Vice President responsible for domestic and overseas-based clients. Mr. Mills previously worked in cable television marketing, promotion and public affairs for Viacom International, Inc., as well as for a cable programming start-up venture and a national cable marketing trade association. Mr. Mills holds a B.S. from Stanford University and an M.B.A. from Harvard Business School.

    PATRICIA A. MURPHY has served as our Vice President of Human Resources since November 1998. From 1990 to November 1998, Ms. Murphy served as Vice President, Human Resources with Broderbund Software, a leading publisher of educational software and games. Ms. Murphy has also worked as Personnel Manager with Lucasfilm Ltd, and as an organization development consultant to Kaiser Permanente and local school districts offering management development, conflict resolution and strategic planning. Ms. Murphy currently serves on the board of the Carlston Foundation. Ms. Murphy holds a B.A. in Mass Communication and Sociology from the University of California, Santa Cruz and an M.A. in Human Resources and Organization Development from the University of San Francisco.

    DR. BRET E. PETERSON has served as our Vice President, Internet and Database Systems since June 1996. From January 1995 to March 1996, Dr. Peterson served as a research scientist at Yale University and he was a post-doctoral fellow at Los Alamos National Laboratory from January 1994 to December 1995. From September 1993 to November 1993, Dr. Peterson provided consulting services to Bio-Rad Laboratories, Inc. Previously, he worked as an engineer at Apple Computer, Inc. Dr. Peterson holds an A.B. in Computer Science from the University of California at Berkeley, and an M.S. and Ph.D. in Bioengineering from a joint program with the University of California at Berkeley and UCSF. Dr. Peterson is the principal developer of our Internet database performance tracking system.

    DR. KATHLEEN M. HOCKER has served as our Director, Public School Sales, since March 1998. From November 1996 to December 1997, Dr. Hocker was the National Sales Manager, Interactive Products for Steck-Vaughn Company, a leading publisher of educational materials. From February 1995 to November 1996, Dr. Hocker was the Director of Curriculum and Assessment for the Northeastern United States for Computer Curriculum Corporation, a division of Simon & Schuster. From October 1993 to January 1995, she was Marketing Director for Ligature, Inc., a curriculum development company. Her previous experience includes a position as Regional Senior Consultant for Houghton Mifflin Company and educational consulting for Addison Wesley Publishing Company. She also has eight years of teaching experience at the elementary, special and higher education levels. Dr. Hocker holds a B.A. in Elementary Education and an M.Ed. in Special Education from Antioch University and an Ed.D. from Nova University.

    CARLETON A. HOLSTROM is a founder and has been a director since February 1996. From February 1996 to March 1997, Mr. Holstrom also served as our Chief Financial Officer. Mr. Holstrom retired in 1987 as Senior Vice President-Finance of The Bear Stearns Companies. He is a director of Custodial Trust Company and is a trustee, overseer or director of a number of non-profit organizations. Mr. Holstrom has served as a member of the Board of Trustees and Board of Governors of Rutgers, including as chairman and vice-chairman of both. He is currently a member of the Board of Overseers of the College of Letters and Science at the University of Wisconsin-Madison. Mr. Holstrom holds a B.S. in Economics from University of Wisconsin-Madison and an M.A. in Economics from Rutgers.

    RODMAN W. MOORHEAD, III has been a director since June 1998. Mr. Moorhead has been employed since 1973 by E.M. Warburg, Pincus & Co., LLC ("E.M. Warburg"), a specialized private equity firm (or its predecessors), where he currently serves as Senior Managing Director. Mr. Moorhead was nominated to our Board in accordance with rights held by Warburg, Pincus Ventures, relating to an equity agreement. Upon the completion of this offering and so long as Ventures owns a requisite percentage of outstanding shares of common stock, the Board must nominate Mr. Moorhead, or another individual designated by Ventures and reasonably acceptable to the Board, and use its best efforts to cause Mr. Moorhead or such other individual to be elected to the Board. See "Certain Transactions--Board Representation Right." Mr. Moorhead is a director of Coventry Health Care, Inc., ElderTrust, NeXstar Pharmaceuticals, Inc., Transkaryotic Therapies, Inc. and Xomed Surgical Products, Inc. and a number of privately held companies. He is a trustee of The Taft School and a member of the Overseers' Committee on University Resources at Harvard College. Mr. Moorhead holds an A.B. in Economics from Harvard University and an M.B.A. from Harvard Business School.

    DR. LEONARD S. SCHLEIFER has been a director since May 1996. Dr. Schleifer is a founder of Regeneron Pharmaceuticals, Inc., a public company focused on the application of molecular and cell biology to the search for novel human therapeutics, and has been a director and its President and Chief Executive Officer since Regeneron's inception in 1988. He served as Chairman of the Board of Directors of Regeneron from 1990 to 1994. From 1984 to 1988, Dr. Schleifer was an Assistant Professor at the Cornell University Medical School in the Departments of Neurology and Neurobiology, and in 1992 he was appointed Clinical Professor of Neurology. Dr. Schleifer received his M.D. and Ph.D. in Pharmacology from the University of Virginia. Dr. Schleifer is a licensed physician and is certified in Neurology by the American Board of Psychiatry and Neurology.

    JAMES E. THOMAS has been a director since November 1996. Since 1989, he has been employed by E.M. Warburg, where he currently serves as Managing Director. Prior to 1989, Mr. Thomas was a Vice President of Goldman Sachs International in London. Mr. Thomas was nominated to our Board in accordance with rights held by Ventures, relating to an equity agreement. Upon the completion of this offering and so long as Ventures owns a requisite percentage of outstanding shares of common stock, the Board must nominate Mr. Thomas, or another individual designated by Ventures and reasonably acceptable to the Board, and use its best efforts to cause Mr. Thomas or such other individual to be elected to the Board. See "Certain Transactions--Board Representation Right." Mr. Thomas is also a director of Celtrix Pharmaceuticals, Inc., Menley & James Laboratories, Inc., Xomed Surgical Products, Inc., Transkaryotic Therapies, Inc., Oxford GlycoSciences plc and a number of privately held companies. Mr. Thomas holds a B.S. in Finance and Economics from The Wharton School of Business at the University of Pennsylvania and an M.Sc. from The London School of Economics.

    DAVID A. TANNER has been a director since January 1999. Since June 1998, Mr. Tanner has been a Managing Director of Lazard Freres & Co. LLC. From 1993 until 1997, he served as a Managing Director at E.M. Warburg, having worked in other capacities at E.M. Warburg since 1986. Mr. Tanner holds a J.D. from New York University School of Law, a degree in Economics from the London School of Economics and a B.A. from Princeton University. Mr. Tanner serves as a director of several privately-held companies.

EDUCATION ADVISORY BOARD

    We have established an Education Advisory Board consisting of members that are leaders in the fields of education, neuroscience, behavioral science, health and public policy. The advisory board provides us with experienced counsel on matters relevant to ongoing research and development of our products. The advisory board reflects our multi-disciplinary approach by offering a broad base of knowledge, including research from neuroscience, cognitive neuropsychology, education, reading and language, engineering, bioethics, public health and medicine. Members of the advisory board are appointed for a three-year term.

    The members of the advisory board are set forth below. Except as otherwise noted, each of the members of the advisory board was appointed in April 1999.

    JOAN ELIZABETH BALDWIN is an educator with more than 25 years of experience focusing on early elementary reading instruction and childhood learning disabilities. She is the recipient of the 1999 Outstanding Educator of the Year Award from the Learning Disabilities Association of America, as well as the recipient of the Pennsylvania Learning Disabilities Association's 1998 Outstanding Educator of the Year Award. Ms. Baldwin is also a Fellow in the National Writing Project.

    DR. CHARLES I. BERLIN is professor of Otorhinolaryngology and Physiology and Director of the Kresge Hearing Research Laboratory of the South at LSU Medical School in New Orleans. He is also a practicing licensed audiologist. His clinical activities specialize in fitting hearing aids with real ear measurement to children and adults. He is the recipient of numerous awards and a founding member of the Advisory Board to the National Institute of Deafness and Other Communications Disorders. He has authored numerous articles relating to hearing and speech. Dr. Berlin will become an active participant on the Education Advisory Board on June 1, 1999.

    DR. FERNANDO A. GUERRA currently serves as Director of Health for the San Antonio Metropolitan Health District. He is also a clinical professor at the University of Texas in the Department of Pediatrics. In addition to his training as a medical doctor, Dr. Guerra has served on numerous associations and task forces as a public health professional. He is a frequent speaker on public health matters affecting children, including immunization and disease prevention, and has served in an advisory capacity to local, state and national childhood development programs, including Head Start.

    ALAN T. OLKES is a founder and chief of operations for Cambridge Academic, a company that forms and operates private schools, and manages charter schools. He has been a consultant to Haskell Education Services, where he wrote and successfully attained charters for three schools. He is a former superintendent of schools in Dade County, Florida, having served in the Dade County school system for more than 30 years. He has taught music, mathematics, English and social studies and has served in numerous administrative positions, including principal, director of management information systems and supervisor of support operations.

    DR. ALBA A. ORTIZ is a professor in the Department of Special Education and director of the Office of Bilingual Education at The University of Texas at Austin. She has served as co-chair of the Exceptional Needs Standards Committee for the National Board for Professional Teaching Standards and is a member of the National Educational Research Policy and Priorities Board. Dr. Ortiz is a former President of the International Council for Exceptional Children.

    DR. CHARLES R. THOMAS has served in various educational and administrative positions for more than 30 years. He is associated with Plath, Nielsen, Rodger Associates, a management consulting firm, and has previously served as assistant superintendent of the Illinois State Board of Education and superintendent of both North Chicago Community Unit School District 187 and North Chicago Elementary School District 64. He is currently the Professor of Educational Leadership at National Louis University in Evanston, Illinois.

    P. MICHAEL TIMPANE currently serves as a Senior Advisor for Education Policy with RAND. From 1994 to 1997, he served as Vice President and Senior Scholar at the Carnegie Foundation for the Advancement of Teaching. He previously served at Teachers College, Columbia University, as president, dean and professor of education. He serves on the boards of Children's Television Workshop, the Southern Education Foundation, Jobs for the Future and the Visiting Committee of the Harvard Graduate School of Education.

    OCTAVIO J. VISIEDO is currently an educational consultant with OV Educational Concepts, having served as the superintendent of schools in Dade County, Florida from 1990 until 1996. In his capacity as superintendent, Mr. Visiedo managed the United States' fourth-largest school district with 330,000 K-12 students and 150,000 adult students.

BOARD COMPOSITION

    We currently have authorized eight directors. In accordance with the terms of the certificate of incorporation that will become effective upon the closing of this offering, the terms of office of the directors will be divided into three classes: Class I, Class II and Class III. The terms for each class will expire at the annual meetings of stockholders to be held in 2000, 2001 and 2002 (or special meetings held in lieu thereof). The Class I directors are Messrs. Holstrom and Thomas and Dr. Tallal, the Class II directors are Ms. Bolton, Dr. Schleifer and Mr. Tanner, and the Class III directors are Dr. Merzenich and Mr. Moorhead. At each annual meeting of stockholders after the initial classification or special meeting in lieu of an annual meeting, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or special meeting held in lieu of the third annual meeting. In addition, the certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management. Although directors may be removed for cause by the affirmative vote of the holders of a majority of the common stock, the certificate of incorporation provides that directors may be removed without cause only by the affirmative vote of holders of at least 66 2/3% of the voting power of all the then-outstanding shares of our voting stock.

BOARD COMMITTEES

    The board of directors has an audit committee and a compensation committee. The audit committee, currently composed of Messrs. Holstrom, Thomas and Tanner, reviews our internal accounting procedures and consults with and reviews the services provided by our independent auditors. The compensation committee, currently composed of Dr. Schleifer and Messrs. Holstrom and Moorhead, reviews and recommends the compensation and benefits matters to the board of directors. The compensation committee also administers the issuance of stock options and other awards under our equity incentive plans.

DIRECTOR COMPENSATION

    We currently provide cash compensation to directors who are not our employees or consultants and do not hold five percent or more of our voting securities for services as directors. This compensation includes $1,000 per regular meeting of the board of directors attended in person and $500 per committee meeting and per meeting of the board of directors attended by telephone. Directors will also be reimbursed for various expenses in connection with attendance at board and committee meetings. Directors are currently eligible to participate in our stock option plan. Beginning with the completion of this offering, employee directors will also be eligible to participate in our 1999 Employee Stock Purchase Plan and non-employee directors will be eligible to participate in the 1999 Non-Employee Directors' Stock Option Plan. See "--Employee Benefit Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    None of the members of the compensation committee have been an officer or employee, except that Mr. Holstrom served as our Chief Financial Officer from February 1996 to March 1997. No executive officer serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

EXECUTIVE COMPENSATION

    The following table sets forth the compensation awarded or paid during the fiscal year ended December 31, 1998 to our Chief Executive Officer and the other most highly compensated officer receiving compensation in excess of $100,000 in 1998 (the "Named Executive Officers"):

                         SUMMARY COMPENSATION TABLE (1)

                                                                                          LONG TERM
                                                                                     COMPENSATION AWARDS
                                                             ANNUAL COMPENSATION     -------------------
                                                                                         SECURITIES
                                                           ------------------------      UNDERLYING           ALL OTHER
NAME AND PRINCIPAL POSITION (2)                            SALARY ($)      BONUS           OPTIONS          COMPENSATION
---------------------------------------------------------  -----------  -----------  -------------------  -----------------
Sheryle J. Bolton, Chief Executive Officer...............     220,000           --           16,666                 225
Frank M. Mattson, Chief Financial Officer................     166,000           --           19,000                  --
Diane H. Church, Vice President, Private Channel Sales...     127,000           --            2,333                 368
James A. Mills, Vice President, Marketing................     103,757           --           10,332                  --

------------------------

(1) In accordance with the rules of the Securities and Exchange Commission, the compensation described in this table does not include medical, group life insurance or other benefits received by the Named Executive Officers that are available generally to all salaried employees and various perquisites and other personal benefits received by the Named Executive Officers, which do not exceed the lesser of $50,000 or 10% of any officer's salary and bonus disclosed in this table.

(2) In determining compensation packages for our officers, we currently take into consideration the equity held by the officer. Accordingly, some officers may receive smaller compensation packages than other officers with comparable responsibilities.

                       OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth each grant of stock options made during the year ended December 31, 1998 to each of the Named Executive Officers:

                                                                                                        POTENTIAL REALIZABLE
                                                                                                              VALUE AT
                                                                                                        ASSUMED ANNUAL RATES
                                                                                                              OF STOCK
                                  NUMBER OF                                   INDIVIDUAL GRANTS           APPRECIATION FOR
                                 SECURITIES        % OF TOTAL OPTIONS    ----------------------------     OPTION TERM (4)
                             UNDERLYING OPTIONS     GRANTED IN FISCAL    EXERCISE PRICE   EXPIRATION   ----------------------
NAME                             GRANTED (1)            1998 (2)          ($/SHARE) (3)      DATE       5% ($)      10% ($)
---------------------------  -------------------  ---------------------  ---------------  -----------  ---------  -----------
Sheryle J. Bolton..........          16,666                   5.5           $    6.00       12/16/08   $           $
Frank M. Mattson...........          15,000                   5.0                2.25        4/30/08
                                      4,000                   1.3                6.00       12/16/08
Diane H. Church............           2,333                   0.8                6.00       12/16/08
James E. Mills.............             333                   0.1                0.75        1/13/08
                                      9,999                   3.3                6.00       12/16/08

------------------------

(1) Each of the options was granted under our 1999 Equity Incentive Plan and has a term of 10 years, subject to earlier termination upon the occurrence of events related to termination of employment. The option grants for Ms. Bolton and Mr. Mattson vest as to 1/48(th) of the total shares on a monthly basis from the date of grant. The option grants for Ms. Church and Mr. Mills vest as to 1/60(th) of the total shares on a monthly basis from the date of grant.

(2) Based on an aggregate of 302,949 shares subject to options granted to our employees in 1998, including the Named Executive Officers.

(3) The exercise price per share of each option was equal to the fair market value of the common stock as determined by the board on the date of grant.

(4) The potential realizable value is calculated based on the term of the option at the time of grant (10 years) and an assumed initial public offering price of $ per share. Stock price appreciation of 5% and 10% is assumed based on rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The potential realizable value is calculated based on the deemed value at the date of grant and assumes that the deemed value appreciates from the date of grant at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

                   AGGREGATED OPTION EXERCISES IN FISCAL 1998
                           AND YEAR-END OPTION VALUES

    The following table sets forth for each of the Named Executive Officers the number and value of securities underlying unexercised options held by such Named Executive Officer at December 31, 1998:

                                                                         NUMBER OF
                                                                   SECURITIES UNDERLYING           VALUE OF UNEXERCISED
                                                                    UNEXERCISED OPTIONS            IN-THE-MONEY OPTIONS
                                    SHARES                        AT DECEMBER 31, 1998 (1)       AT DECEMBER 31, 1998 (2)
                                  ACQUIRED ON       VALUE      ------------------------------  -----------------------------
NAME                             EXERCISE (#)   REALIZED ($)   EXERCISABLE    UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
-------------------------------  -------------  -------------  -----------  -----------------  ----------  -----------------
Sheryle J. Bolton..............           --             --       333,333              --       1,899,999             --
                                                                   16,666                               0
Frank M. Mattson...............        1,666          9,496        45,000              --         256,500             --
                                                                    8,333                          44,998
                                                                   15,000                          56,250
                                                                    4,000                               0
Diane H. Church................           --             --        33,333              --         100,000             --
                                                                    2,333                               0
James E. Mills.................           --             --        10,000              --          54,000             --
                                                                      333                           1,748
                                                                    9,999                               0

------------------------

(1) Options may be exercised immediately under early exercise provisions contained in option agreements. Any unvested shares issued under such early exercise provisions are subject to a repurchase option in favor of the company upon termination of employment. Such repurchase option terminates at a rate reflecting the vesting schedule of the underlying option. Accordingly, such repurchase option terminates at a rate of 1/48th per month for Ms. Bolton and Mr. Mattson and at a rate of 1/60th per month for Ms. Church and Mr. Mills. See "Principal Stockholders."

(2) Based on the difference between the deemed fair market value of the common stock at December 31, 1998 ($6.00 per share) and the exercise price.

EMPLOYEE BENEFIT PLANS

    1999 EQUITY INCENTIVE PLAN. Our 1999 Equity Incentive Plan was adopted by the board of directors in April 1999 and will be submitted to our stockholders for approval in May 1999. The incentive plan amends and restates our existing option plan adopted in February 1996 and amended in September 1996. As of March 31, 1999, there were options outstanding to purchase an aggregate of 1,276,418 shares of our common stock under the prior plan. The incentive plan will become effective upon completion of this offering. There are currently 1,714,008 shares of common stock reserved for future issuance under the incentive plan.

    The incentive plan provides for the grant of incentive stock options, as defined under the Internal Revenue Code of 1986, as amended, to employees (including officers). The incentive plan also provides for the grant of nonstatutory stock options, restricted stock purchase awards, stock bonuses and stock appreciation rights to employees (including officers), directors and consultants. The incentive plan is administered by the compensation committee, which determines recipients and types of options to be granted, including the exercise price, number of shares subject to the option and the exercisability thereof.

    The terms of stock options granted under the incentive plan generally may not exceed 10 years. The compensation committee determines the exercise price of options granted under the incentive plan. The exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. Prior to our stock being publicly traded, the exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of grant. Options granted under the incentive plan vest at the rate specified in the option agreement. Generally, the optionee may not transfer a stock option other than by will or the laws of descent or distribution unless the optionee holds a nonstatutory stock option that provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death. An optionee whose service relationship with us or any affiliate of ours ceases for any reason may exercise vested options for the term provided in the option agreement.

    No incentive stock option (and prior to our stock being publicly traded, no nonstatutory stock option) may be granted to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of our total combined voting power or any affiliate, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant. In addition, the aggregate fair market value, determined at the time of grant, of the shares of common stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year (under all our plans and those of our affiliates) may not exceed $100,000.

    When we become subject to Section 162(m) of the Internal Revenue Code (which denies a deduction to publicly held corporations for certain compensation paid to specified employees in a taxable year to the extent that the compensation exceeds $1,000,000), no person may be granted options under the incentive plan covering more than 420,000 shares of common stock in any calendar year.

    Shares subject to stock options that have expired or otherwise terminated without having been exercised in full again become available for the grant of awards under the incentive plan. Under its general authority to grant options, the compensation committee has the implicit authority to reprice outstanding options or to offer optionees the opportunity to replace outstanding options with new options for the same or a different number of shares. Both the original and new options will count toward the Section 162(m) limitation set forth above.

    Restricted stock purchases may be at any price determined by the board of directors in its sole discretion, and stock bonuses may be awarded in consideration of past services without a purchase payment. Rights under a stock bonus or restricted stock bonus agreement may not be transferred other than by will, the laws of descent and distribution or a domestic relations order during the time the stock awarded under a stock bonus or restricted stock bonus agreement remains subject to the agreement.

    In the event of specified changes in control, all outstanding options under the incentive plan either will be assumed or substituted for by any surviving entity. If the surviving entity determines not to assume or substitute for these awards, the vesting provisions of these stock awards will be accelerated and these stock awards will be terminated upon the change in control if not previously exercised. In the event of an acquisition under Section 13(d) or 14(d) of the Securities Exchange Act of 1934 of securities representing at least fifty percent (50%) of our combined voting power, the vesting of stock awards will be accelerated immediately upon the occurrence of this event.

    1999 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN. Our 1999 Non-Employee Directors' Stock Option Plan was adopted by the Board of Directors in April 1999 and will be submitted to our stockholders for approval in May 1999. The Plan provides for the automatic grant of options to purchase shares of common stock to non-employee directors. The board of directors administers the directors' plan, unless the board of directors delegates administration to a committee. The aggregate number of shares of common stock that may be issued pursuant to options granted under the directors' plan is 75,000 shares.

    Each non-employee director will automatically be granted an option to purchase shares of our common stock upon the completion of this offering and each anniversary thereafter. Any individual who becomes a non-employee director after this offering will automatically be granted an initial grant upon being elected to the board of directors and an annual grant on each anniversary of the date the non-employee director was first elected as a member of the Board during his or her service as a non-employee director.

    The exercise price of the options granted under the directors' plan will be equal to the fair market value of the common stock on the date of grant. Options granted under the directors' plan generally are non-transferable. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death. An optionee whose service relationship with us or any affiliate of ours (whether as a non-employee director or subsequently as an employee, director or consultant of either the company or an affiliate) ceases for any reason may exercise vested options for the term provided in the option agreement (12 months generally, 18 months in the event of death).

    In the event of specified changes in control, all outstanding options under the directors' plan either will be assumed or substituted for by any surviving or acquiring entity. If the surviving or acquiring entity determines not to assume or substitute the options, the options will be accelerated prior to the change in control and will be terminated if not exercised prior to the change in control. In the event of the acquisition under Section 13(d) or 14(d) of the Securities Exchange Act of 1934 of securities representing at least fifty percent (50%) of our combined voting power, the vesting of options will be accelerated immediately upon the occurrence of such event.

    1999 EMPLOYEE STOCK PURCHASE PLAN. Our 1999 Employee Stock Purchase Plan was adopted by the Board of Directors in April 1999 and will be submitted to our stockholders for approval in May 1999. The plan authorizes the issuance of 350,000 shares of common stock under purchase rights granted to our employees or to employees of any affiliate of ours. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code.

    The purchase plan provides a means by which employees may purchase our common stock through payroll deductions. The purchase plan is implemented by offerings of rights to eligible employees. Under the plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. The first offering will begin on the effective date of this offering and be approximately 12 months in duration with purchases occurring every six months. Unless otherwise determined by the board of directors, common stock is purchased for accounts of employees participating in the purchase plan at a price per share equal to the lower of (i) 85% of the fair market value of a share of common stock on the date of commencement of participation in the offering or (ii) 85% of the fair market value of a share of common stock on the date of purchase. Generally, all regular employees, including executive officers, who work at least 20 hours per week and are customarily employed by us or by an affiliate of ours for at least five months per calendar year may participate in the purchase plan and may authorize payroll deductions of up to 15% of their base compensation for the purchase of stock under the purchase plan.

    Eligible employees may be granted rights only if the rights together with any other rights granted under employee stock purchase plans do not permit the employee's rights to purchase our stock to accrue at a rate which exceeds $25,000 of fair market value of the stock for each calendar year in which the rights are outstanding. No employee shall be eligible for the grant of any rights under the purchase plan if immediately after the rights are granted, such employee has voting power over 5% or more of our outstanding capital stock. As of the date hereof, no shares of common stock had been purchased under the purchase plan.

    401(K) PLAN. In January 1996, we adopted a tax-qualified employee savings and retirement plan covering all of our employees. Under this 401(k) Plan, employees may elect to reduce their current compensation by up to the lesser of 20% of eligible compensation or the statutorily prescribed annual limit ($10,000 in 1998) and have the amount of this reduction contributed to the 401(k) plan. The trustee under the 401(k) plan, at the direction of each participant, invests the assets of the 401(k) plan in any of four investment options. The 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn, and so that the contributions by employees will be deductible by us when made. We may make matching or additional contributions to the 401(k) plan, in amounts to be determined annually by the board of directors.

CONSULTING AGREEMENTS

    In September 1996, we entered into consulting agreements with Dr. Merzenich and Dr. Tallal. The agreement with Dr. Merzenich enables him to continue to direct our research and development activities through December 31, 2001. The agreement with Dr. Tallal generally provides, among other things, that she will devote an average of one day per week on consulting activities for us through December 31, 2001. The amounts paid to Dr. Merzenich or Dr. Tallal under their consulting agreements did not exceed $60,000 in 1998. See "Certain Transactions."

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    In June 1998, the board of directors authorized us to enter into indemnity agreements with each of our directors and executive officers. The form of indemnity agreement provides that we will indemnify against any and all expenses of the director or executive officer who incurred expenses because of his or her status as a director or executive officer, to the fullest extent permitted by our bylaws.

    Our certificate of incorporation and bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. The certificate of incorporation provides that directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability: (1) for any breach of the directors' duty of loyalty to us or our stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) in respect of certain unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (4) for any transaction from which the director derives any improper personal benefit. The certificate of incorporation also provides that if the Delaware General Corporation Law is amended after the approval by our stockholders of the certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the Delaware law. In addition, as permitted by
Section 145 of the Delaware General Corporation Law, our bylaws provide that we will indemnify our directors and executive officers and may indemnify our other officers, employees and other agents to the fullest extent not prohibited by Delaware law. These provisions do not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. We have purchased a directors' and officers' liability insurance policy providing coverage up to specified amounts for losses incurred by us, our directors or officers in connection with specified claims against them, including specified claims under state and federal securities laws.

                              CERTAIN TRANSACTIONS

    From April to September 1996, we issued an aggregate of 963,101 shares of our Series A preferred stock, of which 761,951 shares were sold at a price of $2.55 per share to investors and 61,728 shares were sold at a price of $2.43 per share to Drs. Merzenich, Holstrom and Jenkins under an employee stock purchase plan. In October and November 1996, we issued an aggregate of 1,499,999 shares of Series B preferred stock at a price of $2.70 per share. In connection with the sale of Series B preferred stock, we also issued warrants to purchase a total of 952,380 shares of Series C preferred stock with an exercise price of $4.20 per share (all of which warrants have since been exercised). From December 1998 to January 1999, we issued an aggregate of 1,833,332 shares of Series D preferred stock at a price of $9.00 per share. In connection with the sale of Series D preferred stock, we also issued a warrant to purchase 7,222 shares of Series D preferred stock with an exercise price of $11.25 per share. Listed below are the directors, executive officers and five percent stockholders who have made equity investments to purchase shares of our preferred stock or common stock. See "Principal Stockholders."

                                                     SERIES A     SERIES B    SERIES C     SERIES D
                                          COMMON     PREFERRED   PREFERRED    PREFERRED   PREFERRED     AGGREGATE
INVESTOR                                   STOCK       STOCK       STOCK        STOCK       STOCK     CONSIDERATION
---------------------------------------  ---------  -----------  ----------  -----------  ----------  -------------
Dr. Michael M. Merzenich...............    833,333      20,576           --          --           --  $      51,000
Dr. Paula A. Tallal....................    833,333          --           --          --           --  $       1,000
Dr. William M. Jenkins.................    555,558      20,576           --          --           --  $      50,667
Dr. Steven L. Miller...................    123,450          --           --          --           --  $         148
Warburg, Pincus Ventures, L.P. (1).....         --          --    1,481,481     952,380    1,111,111  $  17,999,994
Carleton A. Holstrom (2)...............    154,315      40,184           --          --           --  $     100,186
Dr. Leonard S. Schleifer...............     33,333      19,608           --          --           --  $      58,501
David A. Tanner (3)....................         --          --           --          --      555,555  $   4,999,995

------------------------

(1) Messrs. Moorhead and Thomas, our directors, are affiliated with Warburg, Pincus Ventures. Does not include warrants to purchase 116,666 shares of our common stock issued to Warburg, Pincus Ventures in June and October 1998 in connection with Warburg, Pincus Ventures' guarantee of an unsecured line of credit obtained by the Company.

(2) Includes 19,608 shares of Series A preferred stock held by the Solon Edward Trust #2, for which Mr. Holstrom serves as trustee.

(3) Includes 555,555 shares held by LF SL Holding LLC. Mr. Tanner is affiliated with Lazard Capital Partners LLC, the Managing Member of LF SL Holding LLC.

    The holders of our Series B, C and D preferred stock are entitled to registration rights with respect to the common stock issued or issuable upon conversion of the Series B, C or D preferred stock. See "Description of Capital Stock--Registration Rights."

    In connection with the issuance of Series B preferred stock and the warrants to purchase Series C preferred stock referenced above, we entered into an agreement that requires us, following the completion of this offering and as long as Warburg, Pincus Ventures owns at least 10% or 20% of the outstanding common stock, to nominate and use our best efforts to elect one or two individuals, respectively, designated by Warburg, Pincus Ventures for election to the board or directors. See "Risk Factors--Our executive officers and directors and their affiliates hold a majority of our outstanding capital stock" and "Description of Capital Stock--Board Representation Rights."

    In June 1998, we obtained a $3 million unsecured line of credit from BankBoston, N.A. which was guaranteed by Warburg, Pincus Ventures. This line of credit has since been paid off in full. In connection with Warburg, Pincus Ventures providing this guarantee, we issued to Warburg, Pincus Ventures warrants to purchase 116,666 shares of our common stock at $9.00 per share. These warrants expire on May 31, 2003. Additionally, in order to enable us to repay the outstanding balance on particularly lines of credit, Warburg, Pincus Ventures agreed to purchase up to 333,333 shares of our capital stock at $9.00 per share if requested by us. Our right to require Warburg, Pincus Ventures to purchase such securities was cancelled in connection with the closing of our Series D preferred stock financing in December 1998.

    Under our license with the Regents of the University of California, we are obligated to make license-issue fee payments, royalty payments, milestone payments and other payments to the Regents in exchange for a license to commercially develop and sell products that make use of a patent filed by Drs. Tallal, Merzenich, Jenkins and Miller, among others, and subsequently assigned to the Regents. This patent was granted by the USPTO in September 1998. Drs. Tallal and Merzenich are members of our board of directors, and Drs. Jenkins and Miller are vice presidents with us. These payments include our obligation to make minimum royalty payments which commenced the year of our first commercial sale. In 1999, and for each year thereafter during the term of the license, the minimum royalty payment will be $150,000. To date, we have paid $200,000 and issued a net of 114,526 shares of our common stock in satisfaction of all license-issue fees owed under the license and are current on all royalty payments due under the license. To date, a milestone payment of $50,000 has become due under the license. However, total aggregate milestone payments under the license are expected to be $350,000, with individual milestone payments being dependent upon our achieving specified net sales. We expensed an aggregate of $415,000 for royalty and milestone payments under the license for the year ended December 31, 1998. Pursuant to separate patent policies of the UCSF and Rutgers, as well as understandings between inventors affiliated with each university, each university distributes to those inventors affiliated with the university, on an annual basis, a portion of the payments received from us. To date, the amounts distributed to each inventor under the universities' patent policies have not exceeded $60,000 per year. The amount of any future university distributions to the inventors are indeterminable at this time because these figures are tied to our future performance; however, we estimate that less than 0.5% of product sales during the term of the license will be payable by the universities to each inventor. The license was negotiated by us on an arms-length basis, without involvement by the inventors.

    Ms. Bolton's husband, Stephen Shane, is a principal of TouchStar Communications, which has produced some of our promotional and training videos. The total compensation paid to TouchStar for production services was approximately $58,000 in 1998 and approximately $28,000 through April 1999.

    We believe that the foregoing transactions were in our best interest. As a matter of policy these transactions were, and all future transactions between us and any of our officers, directors or principal stockholders will be, approved by a majority of the disinterested members of the board of directors, on terms no less favorable to us than could be obtained from unaffiliated third parties and in connection with bona fide business purposes. See "Management--Consulting Agreements."

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information with respect to the beneficial ownership of our common stock as of March 31, 1999 (except as otherwise indicated) and as adjusted to reflect the sale of the common stock being offered hereby by (assuming no exercise of the underwriters' over-allotment option): (i) each person (or group of affiliated persons) who is known by us to own beneficially more than five percent of the common stock; (ii) each of the Named Executive Officers; (iii) each of our directors; and (iv) all directors and executive officers as a group. Unless otherwise noted, the address for the individuals listed below is: c/o Scientific Learning Corporation, 1995 University Avenue, Suite 400, Berkeley, CA 94704.

                                                                                                 PERCENTAGE OWNED (1)
                                                                                               ------------------------
                                                                                                 BEFORE        AFTER
NAME AND ADDRESS OF BENEFICIAL OWNERS                                             SHARES (1)    OFFERING     OFFERING
--------------------------------------------------------------------------------  -----------  -----------  -----------
Warburg, Pincus Ventures, L.P. (2)..............................................    3,661,638        44.9
  466 Lexington Avenue
  New York, NY 10017
LF SL Holding LLC (3)...........................................................      555,555         6.9
  30 Rockefeller Plaza, 62(nd) Floor
  New York, NY 10020
Sheryle J. Bolton (4)...........................................................      349,999         4.2
Dr. Michael M. Merzenich (5)....................................................      670,574         8.3
Dr. Paula A. Tallal (6).........................................................      803,843        10.0
Frank M. Mattson (7)............................................................       73,999           *
Dr. William M. Jenkins..........................................................      565,022         7.0
Diane H. Church (8).............................................................       35,666           *
James A. Mills (9)..............................................................       20,332           *
Carleton A. Holstrom (10).......................................................      194,449         2.4
Rodman W. Moorhead, III (2)(11).................................................    3,661,638        44.9
Dr. Leonard S. Schleifer........................................................       52,941           *
James E. Thomas (2)(11).........................................................    3,661,638        44.9
David A. Tanner (12)............................................................      555,555         6.9
All directors and executive officers as a group (12 persons) (13)...............    6,984,068        80.7

------------------------

*   Less than one percent.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 8,041,573 shares of common
    stock outstanding as of March 31, 1999 and       shares of common stock
    outstanding upon completion of this offering.

(2) Includes 116,666 shares issuable upon the exercise of an immediately exercisable warrant issued in June 1998. Messrs. Moorhead and Thomas, directors of the Company, are affiliated with Warburg, Pincus Ventures. The sole general partner of Warburg, Pincus Ventures is Warburg, Pincus & Co., a New York general partnership. E.M. Warburg, Pincus & Co., LLC, a New York limited liability company, manages Warburg, Pincus Ventures. The members of E.M. Warburg, Pincus & Co., LLC are substantially the same as the partners of Warburg, Pincus & Co. Lionel I. Pincus is the managing partner of Warburg, Pincus & Co. and the managing member of E.M. Warburg, Pincus & Co. LLC and may be deemed to control both Warburg, Pincus & Co. and E.M. Warburg,

    Pincus & Co. LLC. Warburg, Pincus & Co. has a 15% interest in the profits of Warburg, Pincus Ventures as the general partner and also owns approximately 1.5% of the limited partnership interests in Warburg, Pincus Ventures. See "Certain Transactions."

(3) Mr. Tanner, a director of the Company, is affiliated with Lazard Capital Partners LLC, the Managing Member of LF SL Holding LLC. Mr. Tanner is a Managing Director of Lazard Freres & Co. LLC, the Managing Member of Lazard Capital Partners LLC.

(4) Includes 349,999 shares subject to immediately exercisable stock options, 210,070 shares of which will be vested as of May 30, 1999 and the remaining 139,929 shares which would be subject to repurchase if purchased prior to vesting.

(5) Includes 249,999 shares of common stock beneficially owned directly by Dr. Merzenich, 403,909 shares of common stock held in the Merzenich Family Trust and 16,666 shares subject to vested stock options.

(6) Includes 670,510 shares of common stock beneficially owned directly by Dr. Tallal and 133,333 shares held by the Colleen Osburn 1998 Irrevocable Trust, for which Dr. Tallal serves as trustee. Dr. Tallal disclaims beneficial ownership of the shares held by the Colleen Osburn 1998 Irrevocable Trust within the meaning of Rule 13d-3 under the Securities Act of 1934.

(7) Includes 72,333 shares subject to immediately exercisable stock options, 39,395 of which will be vested as of May 30, 1999 and the remaining 32,938 shares which would be subject to repurchase if purchased prior to vesting.

(8) Includes 35,666 shares subject to immediately exercisable stock options, 11,821 shares of which will be vested as of May 30, 1999 and the remaining 23,845 shares which would be subject to repurchase if purchased prior to vesting.

(9) Includes 20,332 shares subject to immediately exercisable stock options, 3,868 shares of which will be vested as of May 30, 1999 and the remaining 16,464 shares which would be subject to repurchase if purchased prior to vesting.

(10) Includes 154,315 shares held by the Holstrom Family Limited Partnership and 19,608 shares held in the Solon Edward Trust #2, for which Mr. Holstrom serves as trustee. Mr. Holstrom disclaims beneficial ownership of the shares held in the Solon Edward Trust #2 within the meaning of Rule 13d-3 under the Securities Act of 1934.

(11) All of the shares indicated as owned by Messrs. Moorhead and Thomas are owned directly by Warburg, Pincus Ventures and are included because of each individual's affiliation with Ventures. Messrs. Moorhead and Thomas are both our directors. Mr. Thomas is a Managing Director of EMW LLC and a general partner of WP. Mr. Moorhead is a Senior Managing Director of EMW LLC and a general partner of WP. As such, Mr. Moorhead and Mr. Thomas may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934) in an indeterminate portion of the shares beneficially owned by Ventures and WP. Each of Messrs. Moorhead and Thomas disclaims beneficial ownership of these shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934. The address for Messrs. Moorhead and Thomas is: c/o Warburg, Pincus Ventures, L.P., 466 Lexington Avenue, New York, NY 10017.

(12) Includes 555,555 shares held by LF SL Holding LLC. Mr. Tanner is affiliated with Lazard Capital Partners LLC, the Managing Member of LF SL Holding LLC.

(13) Includes the information in notes (1) through (12), as applicable.

                          DESCRIPTION OF CAPITAL STOCK

    The following description of our capital stock and provisions of our certificate of incorporation and bylaws is a summary and is qualified in its entirety by the provisions of the certificate of incorporation and bylaws, which have been filed as exhibits to the Registration Statement, of which this prospectus is a part.

    Upon the closing of this offering, our authorized capital stock will consist of 40,000,000 shares of common stock, $0.001 par value per share, and 1,000,000 shares of preferred stock, $0.001 par value per share.

COMMON STOCK

    As of March 31, 1999, there were 8,041,573 shares of common stock outstanding held by 139 holders of record. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to preferences that may be applicable to any shares of preferred stock issued in the future, holders of common stock are entitled to receive ratably dividends as may be declared by the Board out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of our company, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

    Upon the completion of this offering, all outstanding shares of Series A, B, C and D preferred stock will be converted into 5,232,146 shares of common stock. See Note 5 to Financial Statements for a description of currently outstanding preferred stock.

    Upon the completion of this offering, the board of directors will have the authority, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of these shares of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of the series, without any further vote or action by stockholders. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that the holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control. We have no present plan to issue any shares of preferred stock.

REGISTRATION RIGHTS

    Under a registration rights agreement, some of our stockholders are entitled to rights with respect to the registration of approximately 4,285,711 shares of common stock under the Securities Act of 1933. If we propose to register any of our securities under the Securities Act, these stockholders are entitled to notice of registration and are entitled to include their shares therein at our expense, subject to certain limitations. In addition, these stockholders may require us at our expense to register their shares on Form S-3 when the form becomes available for use by us.

BOARD REPRESENTATION RIGHTS

    Under a purchase agreement with Warburg, Pincus Ventures, among others, we are required, following the completion of this offering and for so long as Warburg, Pincus Ventures owns beneficially and of record at least 20% of the outstanding shares of common stock, to nominate and use our best efforts to have two individuals designated by Warburg, Pincus Ventures and reasonably acceptable to us, elected to the board of directors. In addition, we are required, following the completion of this offering and for so long as Warbug, Pincus Ventures owns beneficially and of record at least 10% of the outstanding shares of common stock, to nominate and use our best efforts to have one individual, designated by Warburg, Pincus Ventures and reasonably acceptable to us, elected to the board of directors.

DELAWARE ANTI-TAKEOVER LAW AND CHARTER PROVISIONS

    We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203 of the Delaware General Corporation Law, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

    Effective upon the closing of this offering, our certificate of incorporation and bylaws, among other things, require that any action required or permitted to be taken by stockholders be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing, require that advance notice be given of stockholder proposals and director nominations and prohibit cumulative voting in the election of directors. Both the certificate of incorporation and the bylaws will also require the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares to remove a director without cause or amend our bylaws. In addition, a 66 2/3% vote will be required to amend specified provisions of the certificate of incorporation, including provisions regarding managing our business, indemnification of directors, classification of the board of directors, the manner by which vacancies may be filled on the board of directors, the manner by which stockholders may act and notice requirements when stockholders want to make nominations for elections of directors or bring other business before a stockholder meeting. The certificate of incorporation authorizes the board of directors to issue up to 1,000,000 shares of preferred stock and to determine the rights, preferences and privileges of these shares of preferred stock without any further vote or action by the stockholders, provides for a classified board of directors and specifies that the authorized number of directors may be changed only by a resolution of the board of directors. Special meetings of the stockholders may be called only by the board of directors, the chairman of the board of directors or the Chief Executive Officer. The provisions described above could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, or delay, prevent or deter a merger, acquisition or tender offer in which our stockholders could receive a premium for their shares, a proxy contest or other change in our management. See "Risk Factors--Our charter provisions could have the effect of preventing corporate take-overs."

TRANSFER AGENT AND REGISTRAR

    BankBoston, N.A. has been appointed as the transfer agent and registrar for our common stock. The transfer agent's address is 150 Royall Street, Canton, Massachusetts and its telephone number is (781) 575-2000.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon the completion of this offering, we will have outstanding       shares
of common stock, based on the number of shares of common stock outstanding as of March 31, 1999 and assuming no exercise of the underwriters' over-allotment option. Of these shares, all the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933. The remaining 8,041,573 shares of common stock held by existing stockholders are restricted securities within the meaning of the Securities Act. These restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act of 1933. We have granted holders of 4,285,711 restricted shares rights with respect to the registration of these shares. See "Description of Capital Stock--Registration Rights."

    Holders of 7,828,017 shares of our common stock, including all executive officers and directors, have entered into lock-up agreements with the representatives of the underwriters. See "Underwriting." As a result of contractual restrictions and the provisions of Rule 144 and 701, additional shares will be available for sale in the public market as follows: (i) 207,309 restricted shares will be eligible for immediate sale on the date of this prospectus; (ii) 568,601 shares of common stock issuable upon exercise of currently outstanding options will be eligible for sale 180 days after the date of this prospectus upon expiration of lock-up agreements; (iii) 5,988,155 restricted shares will be eligible for sale 180 days after the date of this prospectus upon expiration of lock-up agreements; and (iv) 123,888 shares of common stock issuable upon exercise of currently outstanding warrants and 1,846,109 other shares will be eligible for sale in the public market upon expiration of the one-year holding period. Depending on the method of exercise, the one year holding period is calculable either from the date of the issuance of the warrant or the date of exercise.

    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, any holder, including an affiliate of ours within the meaning of Rule 405 under the Securities Act of 1933, of restricted shares as to which at least one year has elapsed since the date of the holder's acquisition of such shares from us or from an affiliate, would be entitled within any three-month period to sell a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock
(approximately       shares immediately after the completion of this offering,
assuming no exercise of the underwriters' over-allotment option) or the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are subject to various requirements relating to manner of sale, notice and availability of current public information about us. However, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days immediately preceding the sale and who beneficially owns restricted shares is entitled to sell shares under Rule 144(k) without regard to the limitations described above, provided that at least two years have elapsed since the date the shares were acquired from us or from an affiliate of ours. The foregoing is a summary of Rule 144 and is not intended to be a complete description of that rule.

    Subject to various limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisors prior to the completion of this offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of these persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to stock options granted by us before this offering, along with the shares acquired upon exercise of such options. Securities issued in reliance on Rule 701 are deemed to be restricted shares and, beginning 90 days after the date of this prospectus (unless subject to the contractual restrictions described above), may be sold by persons other than affiliates, subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year minimum holding period requirement.

    We intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our option plans. See "Management--Employee Benefit Plans." This registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates of ours, be available for sale in the open market, unless such shares are subject to vesting restrictions or the lock-up agreements described above. As of March 31, 1999, options to purchase 1,276,418 shares of common stock were issued and outstanding. See "Management--Executive Compensation" and "--Employee Benefit Plans."

    Prior to this offering, there has been no public market for our common stock, and there can be no assurance that an active public market for the common stock will develop or be sustained after this offering. As described herein, only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale. Sales of substantial amounts of common stock in the public market after completion of this offering could materially and adversely affect the prevailing market price and our ability to raise equity capital in the future.

                                  UNDERWRITING

GENERAL

    We intend to offer our common stock through a number of underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Thomas Weisel Partners LLC and Pacific Growth Equities, Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among our company and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us the number of shares of common stock indicated below opposite its name, at the public offering price less the underwriting discount.

                                                                                     NUMBER OF
             UNDERWRITERS                                                             SHARES
----------------------------------------------------------------------------------  -----------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated............................................................
Thomas Weisel Partners LLC........................................................
Pacific Growth Equities, Inc......................................................
                                                                                    -----------
    Total.........................................................................
                                                                                    -----------
                                                                                    -----------

    In the purchase agreement, the several underwriters have agreed, subject to the terms and conditions set forth in the agreement, to purchase all of the shares of common stock being sold under the terms of the agreement if any of the shares are purchased. In the event of a default by an underwriter, the purchase agreement provides that, under some circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

    We have agreed to indemnify the underwriters against some liabilities, including some liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

    The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of various legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

OVER-ALLOTMENT OPTION

    We have granted an option to the underwriters, exercisable for 30 days after
the date of this prospectus, to purchase up to an aggregate of       additional
shares of our common stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of the common stock offered hereby. To the extent that the underwriters exercise this option, each underwriter will be obligated to purchase a number of additional shares of common stock proportionate to the underwriter's initial amount reflected in the foregoing table.

COMMISSIONS AND DISCOUNTS

    The representatives of the underwriters have advised us that the underwriters propose initially to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus, and to certain dealers at that price less a concession not in excess
of $         per share of common stock. The underwriters may allow, and such dealers may reallow, a
discount not in excess of $         per share of common stock to certain other
dealers. After the initial public offering, the public offering price, concession and discount may change.

    The following table shows the per share and total underwriting discount to be paid by us to the underwriters and the proceeds before expenses to us. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                                                                         WITHOUT      WITH
                                                                            PER SHARE     OPTION     OPTION
                                                                            ----------  ----------  ---------
Public offering price.....................................................      $           $           $
Underwriting discount.....................................................      $           $           $
Proceeds, before expenses, to Scientific Learning.........................      $           $           $

    The expenses of the offering, exclusive of the underwriting discount, are
estimated at $      and are payable entirely by us.

RESERVED SHARES

    At our request, the underwriters have reserved for sale, at the initial public offering price, up to five percent of the shares offered hereby to be sold to some of our directors, officers and employees and other persons associated with us or with any of our directors, officers or employees. The number of shares of our common stock available for sale to the general public will be reduced to the extent that those persons purchase the reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

NO SALES OF SIMILAR SECURITIES

    We and our officers and directors and existing stockholders holding % of our capital stock outstanding after this offering have agreed, with certain exceptions, without the prior written consent of Merrill Lynch on behalf of the underwriters for a period of 180 days after the date of this prospectus not to, directly or indirectly

    - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with our common stock, or file a registration statement under the Securities Act relating to any shares of our common stock or

    - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock, whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise.

QUOTATION ON THE NASDAQ NATIONAL MARKET

    We expect our common stock to be approved for quotation on the Nasdaq National Market, subject to official notice of issuance, under the symbol "SCIL." Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the representatives. The factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, are the valuation multiples of publicly traded companies that the representatives believe to be comparable to us, our financial information, the history of, and the prospectus for, our company and the industry in which we compete, and an assessment of our management, its past and present operations, the prospects for, and timing of, future revenues of our company, the present state of our development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

We cannot assure you that an active trading market will develop for our common stock or that our common stock will trade in the public market subsequent to this offering at or above the initial public offering price.

    The underwriters do not expect sales of the common stock to any accounts over which they exercise discretionary authority to exceed five percent of the number of shares being offered in this offering.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

    Until the distribution of our common stock is completed, the rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase our common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of our common stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

    If the underwriters create a short position in our common stock in connection with this offering, that is, if they sell more shares of our common stock than are set forth on the cover page of this prospectus, the representatives may reduce that short position by purchasing our common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of their over-allotment option.

    The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares of our common stock in the open market to reduce the underwriters' short position or to stabilize the price of our common stock, they may reclaim the amount of the selling concession from the underwriters and selling group member who sold those shares.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. The imposition of a penalty bid might also have an effect on the price of our common stock to the extent that it discourages resales of our common stock.

    Neither our company nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither our company nor any of the underwriters makes any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

    Thomas Weisel Partners LLC, one of the representatives, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 22 filed public offerings of equity securities, of which seven have been completed, and has acted as a syndicate member in an additional 10 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us under the purchase agreement entered into in connection with this offering.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby is being passed upon by Cooley Godward LLP, San Francisco, California. Certain legal matters will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, San Francisco, California. An investment partnership affiliated with Cooley Godward owns 18,518 shares of our preferred stock which will convert into 18,518 shares of our common stock upon the closing of this offering.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    We have filed with the Commission a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement, certain portions of which are omitted as permitted by the Commission's rules and regulations. For further information about us and the common stock we are offering, you should refer to the registration statement and the exhibits and the financial statements, notes and schedules filed as part of the registration statement. You may obtain a copy of the registration statement without charge at the Commission's principal office at the public reference facility maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part thereof may be obtained from the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon the payment of certain fees prescribed by the Commission. The Commission maintains a web site that contains reports, proxy statements and other information regarding registrants, including our reports and information. The address of the Commission's web site is http://www.sec.gov.

    Upon completion of this offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934. So long as we are subject to periodic reporting requirements of the Securities Exchange Act of 1934, we will file with the Commission the reports, proxy statements and other information required thereby. We intend to furnish our stockholders with annual reports containing financial statements audited by an independent public accounting firm and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                            ------------------------

                        SCIENTIFIC LEARNING CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors.....................................        F-2
Balance Sheets........................................................................        F-3
Statements of Operations..............................................................        F-4
Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity
  (Deficit)...........................................................................        F-5
Statements of Cash Flows..............................................................        F-6
Notes to Financial Statements.........................................................        F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Scientific Learning Corporation

    We have audited the accompanying balance sheets of Scientific Learning Corporation as of December 31, 1997 and 1998, and the related statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scientific Learning Corporation at December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Walnut Creek, California
January 15, 1999

--------------------------------------------------------------------------------

    The foregoing report is in the form that will be signed upon completion of stockholder approval of the two-for-three reverse stock split described in Note 8 to the financial statements.

                                                           /s/ ERNST & YOUNG LLP

Walnut Creek, California

April 26, 1999

                        SCIENTIFIC LEARNING CORPORATION

                                 BALANCE SHEETS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                                          PRO FORMA
                                                                                                        STOCKHOLDERS'
                                                                         DECEMBER 31,                      EQUITY
                                                                     --------------------   MARCH 31,     MARCH 31,
                                                                       1997       1998        1999          1999
                                                                     ---------  ---------  -----------  -------------
                                                                                           (UNAUDITED)   (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents........................................  $   2,699  $   6,362   $   7,249
  Accounts receivable..............................................         44        799       1,048
  Prepaid expenses and other current assets........................        157        307         389
                                                                     ---------  ---------  -----------
Total current assets...............................................      2,900      7,468       8,686
Restricted cash deposit............................................        350        280         280
Property and equipment, net........................................      1,120      1,278       1,359
Other assets.......................................................         86         95          96
                                                                     ---------  ---------  -----------
Total assets.......................................................  $   4,456  $   9,121   $  10,421
                                                                     ---------  ---------  -----------
                                                                     ---------  ---------  -----------
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.................................................  $     419  $     731   $     630
  Accrued liabilities..............................................        356      1,249         868
  Deferred revenue.................................................        342      1,649       1,942
  Current portion of borrowings under bank line of credit..........        193        278         230
  Current portion of capital lease obligations.....................         21         18          13
                                                                     ---------  ---------  -----------
Total current liabilities..........................................      1,331      3,925       3,683

Borrowings under bank line of credit...............................         97        121          76
Capital lease obligations..........................................         19         --          --
Other liabilities..................................................         71        217         219
                                                                     ---------  ---------  -----------
Total liabilities..................................................      1,518      4,263       3,978

Commitments

Redeemable convertible preferred stock, $0.001 par value, issuable in series:
  Authorized shares-8,046,668 (none pro forma)
  Issued and outstanding shares-2,452,379 in 1997, 3,730,156 in
    1998, 4,285,711 in 1999, and none pro forma (liquidation
    preference-- $19,550)..........................................      8,002     18,940      23,836     $      --

Stockholders' equity (deficit):
  Convertible preferred stock, $0.001 par value:
    Authorized shares-10,346,668 (including 8,046,668 shares
      designated as redeemable convertible preferred stock)
      (1,000,000 pro forma)........................................
    Issued and outstanding shares-946,435 in 1997, 1998 and 1999,
      and none pro forma (liquidation preference--$2,413)..........      2,355      2,355       2,355            --
  Common stock, $0.001 par value:
    Authorized shares-37,346,668 (40,000,000 pro forma)............
    Issued and outstanding shares-2,657,788 in 1997, 2,795,781 in
      1998, 2,809,427 in 1999, and 8,041,573 pro forma.............        520      2,930       3,504        29,695
  Deferred compensation............................................       (384)    (1,064)     (1,412)       (1,412)
  Accumulated deficit..............................................     (7,555)   (18,303)    (21,840)      (21,840)
                                                                     ---------  ---------  -----------  -------------
Total stockholders' equity (deficit)...............................     (5,064)   (14,082)    (17,393)    $   6,443
                                                                     ---------  ---------  -----------  -------------
                                                                                                        -------------
Total liabilities and stockholders' equity (deficit)...............  $   4,456  $   9,121   $  10,421
                                                                     ---------  ---------  -----------
                                                                     ---------  ---------  -----------

                            See accompanying notes.

                        SCIENTIFIC LEARNING CORPORATION

                            STATEMENTS OF OPERATIONS

               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                           THREE MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,                  MARCH 31,
                                             ----------------------------------------  --------------------------
                                                 1996          1997          1998          1998          1999
                                             ------------  ------------  ------------  ------------  ------------
                                                                                       (UNAUDITED)   (UNAUDITED)
Revenues:
  Programs.................................  $         --   $    2,249   $      4,462  $        603  $      1,076
  Services.................................            --          713            704            44           264
                                             ------------  ------------  ------------  ------------  ------------
Total revenues.............................            --        2,962          5,166           647         1,340

Cost of revenues:
  Programs.................................            --          481            784           127           181
  Services.................................            --          468            614            34           152
                                             ------------  ------------  ------------  ------------  ------------

Total cost of revenues.....................            --          949          1,398           161           333
                                             ------------  ------------  ------------  ------------  ------------
Gross profit...............................            --        2,013          3,768           486         1,007

Operating expenses:
  Sales and marketing......................           164        2,646          6,057           768         2,730
  Research and development.................         1,514        1,965          2,880           666           762
  General and administrative...............           933        2,537          4,749           820         1,140
                                             ------------  ------------  ------------  ------------  ------------
Total operating expenses...................         2,611        7,148         13,686         2,254         4,632
                                             ------------  ------------  ------------  ------------  ------------
Operating loss.............................        (2,611)      (5,135)        (9,918)       (1,768)       (3,625)
Interest income (expense), net.............            70          162           (832)           20            88
Other income (expense), net................            44          (85)             2            --            --
                                             ------------  ------------  ------------  ------------  ------------
Net loss...................................  $     (2,497)  $   (5,058)  $    (10,748) $     (1,748) $     (3,537)
                                             ------------  ------------  ------------  ------------  ------------
                                             ------------  ------------  ------------  ------------  ------------
Basic and diluted net loss per share.......  $      (1.02)  $    (1.90)  $      (3.87) $      (0.64) $      (1.26)
                                             ------------  ------------  ------------  ------------  ------------
                                             ------------  ------------  ------------  ------------  ------------
Shares used in computing basic and diluted
  net loss per share.......................     2,452,621    2,657,222      2,776,775     2,736,811     2,805,044
                                             ------------  ------------  ------------  ------------  ------------
                                             ------------  ------------  ------------  ------------  ------------
Pro forma basic and diluted net loss per
  share (unaudited)........................                              $      (1.74)               $      (0.44)
                                                                         ------------                ------------
                                                                         ------------                ------------
Shares used in computing pro forma basic
  and diluted net loss per share
  (unaudited)..............................                                 6,179,110                   8,000,175
                                                                         ------------                ------------
                                                                         ------------                ------------

                            See accompanying notes.

                        SCIENTIFIC LEARNING CORPORATION
 STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
                                   (DEFICIT)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                              STOCKHOLDER'S EQUITY (DEFICIT)
                                                                                      ----------------------------------------------
                                                                    REDEEMABLE
                                                                   CONVERTIBLE
                                                                 PREFERRED STOCK         PREFERRED STOCK           COMMON STOCK
                                                              ----------------------  ----------------------  ----------------------
                                                               SHARES      AMOUNT      SHARES      AMOUNT      SHARES      AMOUNT
                                                              ---------  -----------  ---------  -----------  ---------  -----------
  Issuance of common stock..................................         --   $      --          --   $      --   2,656,769   $      12
  Issuance of common stock under stock option plan..........         --          --          --          --         149          --
  Issuance of Series A preferred stock, net of issuance
    costs...................................................         --          --     831,909       2,046          --          --
  Issuance of Series A preferred stock in connection with
    license agreement.......................................         --          --     131,192         354          --          --
  Issuance of Series B preferred stock, net of issuance
    costs...................................................  1,499,999       4,002          --          --          --          --
  Net loss and comprehensive loss...........................         --          --          --          --          --          --
                                                              ---------  -----------  ---------  -----------  ---------  -----------
Balances at December 31, 1996...............................  1,499,999       4,002     963,101       2,400   2,656,918          12
  Issuance of common stock under stock option plan..........         --          --          --          --         870          --
  Issuance of Series C preferred stock upon exercise of
    warrant, net of issuance costs..........................    952,380       4,000          --          --          --          --
  Reduction of Series A preferred stock issued in connection
    with license agreement..................................         --          --     (16,666)        (45)         --          --
  Deferred compensation related to grant of stock options...         --          --          --          --          --         508
  Amortization of deferred compensation.....................         --          --          --          --          --          --
  Net loss and comprehensive loss...........................         --          --          --          --          --          --
                                                              ---------  -----------  ---------  -----------  ---------  -----------
Balances at December 31, 1997...............................  2,452,379       8,002     946,435       2,355   2,657,788         520
  Issuance of common stock under stock option plan..........         --          --          --          --     137,993          44
  Issuance of Series D preferred stock, net of issuance
    costs...................................................  1,277,777      10,938          --          --          --          --
  Issuance of common stock warrants to preferred stockholder in connection with guarantee of line of credit and loan
    obtained from stockholder...............................         --          --          --          --          --         780
  Deferred compensation related to grant of stock options...         --          --          --          --          --       1,586
  Amortization of deferred compensation.....................         --          --          --          --          --          --
  Net loss and comprehensive loss...........................         --          --          --          --          --          --
                                                              ---------  -----------  ---------  -----------  ---------  -----------
Balances at December 31, 1998...............................  3,730,156      18,940     946,435       2,355   2,795,781       2,930
  Issuance of common stock under stock option plan
    (unaudited).............................................         --          --          --          --      13,646           3
  Issuance of Series D preferred stock, net of issuance
    costs (unaudited).......................................    555,555       4,896          --          --          --          --
  Deferred compensation related to grant of stock options
    (unaudited).............................................         --          --          --          --          --         571
  Amortization of deferred compensation (unaudited).........         --          --          --          --          --          --
  Net loss and comprehensive loss (unaudited)...............         --          --          --          --          --          --
                                                              ---------  -----------  ---------  -----------  ---------  -----------
Balances at March 31, 1999 (unaudited)......................  4,285,711   $  23,836     946,435   $   2,355   2,809,427   $   3,504
                                                              ---------  -----------  ---------  -----------  ---------  -----------
                                                              ---------  -----------  ---------  -----------  ---------  -----------

                                                                                                  TOTAL
                                                                                              STOCKHOLDERS'
                                                                 DEFERRED      ACCUMULATED       EQUITY
                                                               COMPENSATION      DEFICIT        (DEFICIT)
                                                              ---------------  ------------  ---------------
  Issuance of common stock..................................     $      --      $       --      $      12
  Issuance of common stock under stock option plan..........            --              --             --
  Issuance of Series A preferred stock, net of issuance
    costs...................................................            --              --          2,046
  Issuance of Series A preferred stock in connection with
    license agreement.......................................            --              --            354
  Issuance of Series B preferred stock, net of issuance
    costs...................................................            --              --             --
  Net loss and comprehensive loss...........................            --          (2,497)        (2,497)
                                                                   -------     ------------  ---------------
Balances at December 31, 1996...............................            --          (2,497)           (85)
  Issuance of common stock under stock option plan..........            --              --             --
  Issuance of Series C preferred stock upon exercise of
    warrant, net of issuance costs..........................            --              --             --
  Reduction of Series A preferred stock issued in connection
    with license agreement..................................            --              --            (45)
  Deferred compensation related to grant of stock options...          (508)             --             --
  Amortization of deferred compensation.....................           124              --            124
  Net loss and comprehensive loss...........................            --          (5,058)        (5,058)
                                                                   -------     ------------  ---------------
Balances at December 31, 1997...............................          (384)         (7,555)        (5,064)
  Issuance of common stock under stock option plan..........            --              --             44
  Issuance of Series D preferred stock, net of issuance
    costs...................................................            --              --             --
  Issuance of common stock warrants to preferred stockholder in connection with guarantee of line of credit and loan
    obtained from stockholder...............................            --              --            780
  Deferred compensation related to grant of stock options...        (1,586)             --             --
  Amortization of deferred compensation.....................           906              --            906
  Net loss and comprehensive loss...........................            --         (10,748)       (10,748)
                                                                   -------     ------------  ---------------
Balances at December 31, 1998...............................        (1,064)        (18,303)       (14,082)
  Issuance of common stock under stock option plan
    (unaudited).............................................            --              --              3
  Issuance of Series D preferred stock, net of issuance
    costs (unaudited).......................................            --              --             --
  Deferred compensation related to grant of stock options
    (unaudited).............................................          (571)             --             --
  Amortization of deferred compensation (unaudited).........           223              --            223
  Net loss and comprehensive loss (unaudited)...............            --          (3,537)        (3,537)
                                                                   -------     ------------  ---------------
Balances at March 31, 1999 (unaudited)......................     $  (1,412)     $  (21,840)     $ (17,393)
                                                                   -------     ------------  ---------------
                                                                   -------     ------------  ---------------

                            See accompanying notes.

                        SCIENTIFIC LEARNING CORPORATION

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                                  THREE MONTHS ENDED
                                                               YEARS ENDED DECEMBER 31,               MARCH 31,
                                                            -------------------------------  ----------------------------
                                                              1996       1997       1998         1998           1999
                                                            ---------  ---------  ---------  -------------  -------------
                                                                                              (UNAUDITED)    (UNAUDITED)
OPERATING ACTIVITIES
Net loss..................................................  $  (2,497) $  (5,058) $ (10,748)   $  (1,748)     $  (3,537)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization...........................         77        326      1,328          117            177
  Loss on disposal of property and equipment..............         --         85         --           --             --
  Preferred stock issued in connection with license
    agreement.............................................        354        (45)        --           --             --
  Amortization of deferred compensation...................         --        124        906          168            223
  Changes in operating assets and liabilities:
    Accounts receivable...................................         --        (44)      (755)         (13)          (249)
    Prepaid expenses and other assets.....................        (18)      (225)      (160)         (36)           (82)
    Accounts payable......................................        115        304        312         (133)          (101)
    Accrued liabilities...................................        138        218        894          123           (381)
    Deferred revenue......................................          1        341      1,307          118            293
    Other liabilities.....................................        100        (29)       146           55              2
                                                            ---------  ---------  ---------  -------------  -------------
Net cash used in operating activities.....................     (1,730)    (4,003)    (6,770)      (1,349)        (3,655)

INVESTING ACTIVITIES
Restricted cash deposit...................................         --       (350)        70           --             --
Purchase of property and equipment, net...................       (506)    (1,045)      (700)         (39)          (259)
                                                            ---------  ---------  ---------  -------------  -------------
Net cash used in investing activities.....................       (506)    (1,395)      (630)         (39)          (259)

FINANCING ACTIVITIES
Proceeds from issuance of preferred stock.................      6,048      4,000     10,938           --          4,896
Proceeds from issuance of common stock....................         12         --         44           27              3
Borrowings under bank line of credit......................         --        355      6,363           --             --
Repayments of borrowings under bank line of credit........         --        (65)    (6,254)         (48)           (94)
Repayments of capital lease obligations...................         (2)       (15)       (28)          (6)            (4)
                                                            ---------  ---------  ---------  -------------  -------------
Net cash provided by (used in) financing activities.......      6,058      4,275     11,063          (27)         4,801
                                                            ---------  ---------  ---------  -------------  -------------
Increase (decrease) in cash and cash equivalents..........      3,822     (1,123)     3,663       (1,415)           887
Cash and cash equivalents at beginning of period..........         --      3,822      2,699        2,699          6,362
                                                            ---------  ---------  ---------  -------------  -------------
Cash and cash equivalents at end of period................  $   3,822  $   2,699  $   6,362    $   1,284      $   7,249
                                                            ---------  ---------  ---------  -------------  -------------
                                                            ---------  ---------  ---------  -------------  -------------
SUPPLEMENTAL DISCLOSURES:
  Interest paid...........................................  $       1  $      32  $     142    $      10      $       8
                                                            ---------  ---------  ---------  -------------  -------------
                                                            ---------  ---------  ---------  -------------  -------------
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND
  FINANCING ACTIVITIES:
  Capital lease obligations incurred......................  $      37  $      20  $       6    $       6      $      --
                                                            ---------  ---------  ---------  -------------  -------------
                                                            ---------  ---------  ---------  -------------  -------------
  Issuance of common stock warrants in connection with
    guarantee of line of credit and loan obtained from
    stockholder...........................................  $      --  $      --  $     780    $      --      $      --
                                                            ---------  ---------  ---------  -------------  -------------
                                                            ---------  ---------  ---------  -------------  -------------

                            See accompanying notes.

                        SCIENTIFIC LEARNING CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                 (INFORMATION AS OF MARCH 31, 1999, AND FOR THE
            THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

    Scientific Learning Corporation (the "Company") was incorporated on November 30, 1995 in the State of California and was reincorporated on May 2, 1997 in the State of Delaware. The Company commenced operations in February 1996. The Company operates in one business segment, which is the development, marketing and sales of neuroscience-based software and other educational products and services designed to increase human learning and performance. The Company's revenues have been derived primarily from two products, Fast ForWord and Fast ForWord Two, which focus on children aged four to 13. The Company's products are delivered through a variety of distribution channels, including sales to public schools, speech and language professionals in private practice and direct-to-consumer channels.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INTERIM FINANCIAL INFORMATION

    The interim financial information as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 is unaudited, but includes all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of its financial position at such date and its results of operations and cash flows for those periods. Operating results for the three months ended March 31, 1999 are not necessarily indicative of results that may be expected for any future periods.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist of cash and highly liquid short-term investments with original maturities of three months or less.

PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from three to five years.

SOFTWARE DEVELOPMENT COSTS

    The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards ("FAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," under which certain software development costs incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated lives of the related products. Technological feasibility is established upon completion of a working version. Through December 31, 1998, such capitalizable software development costs have been insignificant and all such costs have been charged to research and development expense.

                        SCIENTIFIC LEARNING CORPORATION

                 (INFORMATION AS OF MARCH 31, 1999, AND FOR THE
            THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
ACCOUNTING FOR STOCK-BASED COMPENSATION

    The Company accounts for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 ("APB 25") and makes the pro forma disclosures required by FAS No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") (Note 5).

REVENUE RECOGNITION

    Program revenues are derived from the sale of Fast ForWord programs. Customers license the right to use the Fast ForWord software during the program period and do not acquire or otherwise gain unlimited rights to use the software. Service revenues are derived from the Company's Fast ForWord training seminars for learning facilitators and from services provided to customers.

    Revenues on sales of Fast ForWord are recognized over the average duration of the program. Revenues from seminars are recognized when the seminar is held. Revenues from services provided to customers are recognized over the average duration of the program. Cancellations and refunds are allowed in limited circumstances, and such amounts have not been significant. Provisions are made for cancellations and refunds as revenue is recorded. Costs of revenues are recognized as such costs are incurred.

ADVERTISING

    Advertising costs are expensed as incurred. Advertising expense was $342,000 and $292,000 for the years ended December 31, 1997 and 1998, respectively (none for 1996).

INCOME TAXES

    The Company uses the liability method to account for income taxes as required by FAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

COMPREHENSIVE INCOME

    In June 1997, the Financial Accounting Standards Board issued FAS No. 130, "Reporting Comprehensive Income" ("FAS 130"), which established new standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. There is no difference in the Company's historical net losses as reported and the comprehensive net losses under the provisions of FAS 130 for all periods presented. Accordingly, the adoption of FAS 130 had no effect on the Company's reported results of operations.

NET LOSS PER SHARE

    Basic and diluted net loss per share information for all periods is presented under the requirement of FAS No. 128, "Earnings per Share" ("FAS 128"). Basic earnings per share has been computed using

                        SCIENTIFIC LEARNING CORPORATION

                 (INFORMATION AS OF MARCH 31, 1999, AND FOR THE
            THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) the weighted-average number of shares outstanding during the period and excludes any dilutive effects of stock options, warrants, and convertible securities. Potentially dilutive securities have been excluded from the computation of diluted net loss per share as their inclusion would be antidilutive.

    Pro forma net loss per share has been computed as described above and also gives effect, under Securities and Exchange Commission guidance, to the conversion of preferred shares not included above that will automatically convert upon completion of the Company's initial offering, using the if-converted method (Note 5).

    The calculation of historical and pro forma basic and diluted net loss per share is as follows (in thousands, expect share and per share amounts):

                                                   YEARS ENDED               THREE MONTHS ENDED
                                                  DECEMBER 31,                   MARCH 31,
                                         -------------------------------  ------------------------
                                           1996       1997       1998        1998         1999
                                         ---------  ---------  ---------  -----------  -----------
                                                                          (UNAUDITED)  (UNAUDITED)
Historical:
Net loss...............................  $  (2,497) $  (5,058) $ (10,748)  $  (1,748)   $  (3,537)
                                         ---------  ---------  ---------  -----------  -----------
                                         ---------  ---------  ---------  -----------  -----------
Weighted average shares of common stock
  outstanding used in computing basic
  and diluted net per loss share.......  2,452,621  2,657,222  2,776,775   2,736,811    2,805,044
                                         ---------  ---------  ---------  -----------  -----------
                                         ---------  ---------  ---------  -----------  -----------
Basic and diluted net loss per share...  $   (1.02) $   (1.90) $   (3.87)  $   (0.64)   $   (1.26)
                                         ---------  ---------  ---------  -----------  -----------
                                         ---------  ---------  ---------  -----------  -----------
Pro forma (unaudited):
Net loss...............................  $  (2,497) $  (5,058) $ (10,748)  $  (1,748)   $  (3,537)
                                         ---------  ---------  ---------  -----------  -----------
                                         ---------  ---------  ---------  -----------  -----------
Shares used in computing basic and
  diluted net loss per share (from
  above)...............................  2,452,621  2,657,222  2,776,775   2,736,811    2,805,044
Adjustment to reflect the effect of the
  assumed conversion of preferred stock
  from the date of issuance............                        3,402,335                5,195,131
                                                               ---------               -----------
Weighted average shares used in
  computing pro forma basic and diluted
  net loss per share...................                        6,179,110                8,000,175
                                                               ---------               -----------
                                                               ---------               -----------
Pro forma basic and diluted net loss
  per share............................                        $   (1.74)               $   (0.44)
                                                               ---------               -----------
                                                               ---------               -----------

    If the Company had reported net income, the calculation of diluted earnings per share would have included approximately an additional 24,000, 906,000, 955,000, 956,000 and 987,000 common equivalent shares related to the outstanding options and warrants not included above (determined using the treasury stock method at the estimated fair value) for the years ended December 31, 1996, 1997 and 1998 and for the three months ended March 31, 1998 and 1999, respectively.

                        SCIENTIFIC LEARNING CORPORATION

                 (INFORMATION AS OF MARCH 31, 1999, AND FOR THE
            THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

2. PROPERTY AND EQUIPMENT

    Property and equipment consists of the following (in thousands):

                                                                                  DECEMBER 31,
                                                                              --------------------
                                                                                1997       1998
                                                                              ---------  ---------
Computer equipment..........................................................  $   1,168  $   1,707
Office furniture and equipment..............................................        300        466
Leasehold improvements......................................................         21         22
                                                                              ---------  ---------
                                                                                  1,489      2,195
Less accumulated depreciation...............................................        369        917
                                                                              ---------  ---------
                                                                              $   1,120  $   1,278
                                                                              ---------  ---------
                                                                              ---------  ---------

3. BANK LINE OF CREDIT

    The Company has a $400,000 line of credit with a bank which was used to finance equipment purchases during 1997. Borrowings under the line of credit bear interest at the bank's prime rate plus 3% (11.5% at December 31, 1998) and are secured by substantially all of the Company's assets, excluding intellectual property. At December 31, 1998, the Company had outstanding borrowings in the amount of $97,000 which are being repaid in equal monthly installments through June 1999. The agreement restricts the Company's payment of dividends.

    In February 1998, the Company entered into an additional line of credit with the same bank which provided for borrowings of up to $450,000 to finance equipment purchases during the year ended December 31, 1998. Borrowings are due in monthly installments through August 2000 plus interest at the bank's prime rate plus 3% (11.5% at December 31, 1998) and are secured by substantially all of the Company's assets, excluding intellectual property. At December 31, 1998, the Company had outstanding borrowings in the amount of $302,000.

    In September 1997, the Company obtained a $350,000 irrevocable standby letter of credit as security for the lease agreement covering its corporate office facility. A $350,000 certificate of deposit was pledged as collateral for the standby letter of credit, which was subsequently reduced to $280,000 in September 1998. The standby letter of credit will continue to be reduced annually by $70,000 provided that there have been no events of default under the lease agreement. The amount of the letter of credit can be further reduced if certain financial covenants, as specified in the lease agreement, are met.

    In June 1998, the Company obtained a $3.0 million unsecured line of credit from another bank. Borrowings under the line of credit bore interest, at the election of the Company, at the bank's base rate or the adjusted LIBOR plus 1.75%. Borrowings were guaranteed by a significant preferred stockholder of the Company. In connection with such guarantee, the Company issued to the stockholder warrants to purchase 66,666 shares of the Company's common stock at $9.00 per share. Such warrants expire on May 31, 2003. The Company estimated the fair value of the warrants to be $650,000, which was amortized by charges to interest expense during the year ended December 31, 1998. Additionally, the stockholder agreed to purchase up to 333,333 shares of the Company's preferred

                        SCIENTIFIC LEARNING CORPORATION

                 (INFORMATION AS OF MARCH 31, 1999, AND FOR THE
            THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

3. BANK LINE OF CREDIT (CONTINUED)
stock at $9.00 per share if requested by the Company. The Company's right to require the stockholder to purchase such securities expired upon the closing of the Series D preferred stock financing in January 1999. Borrowings under the line of credit were repaid and the line of credit was terminated in December 1998.

    In October 1998, the Company obtained a $3.0 million term loan from a significant preferred stockholder of the Company. Borrowings under this loan bore interest at 8% per annum. In connection with such loan, the Company issued to the stockholder warrants to purchase 50,000 shares of the Company's common stock at $9.00 per share. Such warrants expire on October 23, 2003. The Company estimated the fair value of the warrants to be $130,000, which was amortized by charges to interest expense during the year ended December 31, 1998. The loan was repaid in December 1998.

4. INCOME TAXES

    At December 31, 1998, the Company had net operating loss carryforwards for federal income tax purposes of approximately $14,000,000. The net operating loss carryforward will expire in years 2011 through 2018. Utilization of the net operating losses may be subject to a substantial annual limitation, due to the ownership change limitations provided by the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses before utilization.

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows (in thousands):

                                                                                  DECEMBER 31,
                                                                              --------------------
                                                                                1997       1998
                                                                              ---------  ---------
Deferred tax assets:
  Net operating loss carryforwards..........................................  $   2,668  $   5,370
  Deferred revenue..........................................................         --        660
  Research credit carryforwards.............................................        110        210
  Other.....................................................................        254        360
                                                                              ---------  ---------
Total deferred tax assets...................................................      3,032      6,600
Valuation allowance.........................................................     (3,032)    (6,600)
                                                                              ---------  ---------
Net deferred tax assets.....................................................  $      --  $      --
                                                                              ---------  ---------
                                                                              ---------  ---------

    Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $1,026,000, $2,006,000 and $3,568,000 during the years ended December 31, 1996, 1997 and 1998, respectively.

                        SCIENTIFIC LEARNING CORPORATION

                 (INFORMATION AS OF MARCH 31, 1999, AND FOR THE
            THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

5. STOCKHOLDERS' EQUITY

PREFERRED STOCK

    Preferred stock is as follows by series:

                                                                 SHARES ISSUED AND OUTSTANDING
                                                               ---------------------------------
                                                                   DECEMBER 31,
                                                    DESIGNATED --------------------   MARCH 31,
SERIES                                               SHARES      1997       1998        1999
--------------------------------------------------  ---------  ---------  ---------  -----------
                                                                                     (UNAUDITED)
  A  Convertible                                    1,000,000    946,435    946,435     946,435
  B  Redeemable convertible                         1,933,333  1,499,999  1,499,999   1,499,999
  C  Redeemable convertible                         1,200,000    952,380    952,380     952,380
  D  Redeemable convertible                         2,231,112         --  1,277,777   1,833,332
                                                    ---------  ---------  ---------  -----------
                                                    6,364,445  3,398,814  4,676,591   5,232,146
                                                    ---------  ---------  ---------  -----------
                                                    ---------  ---------  ---------  -----------

    Each share of preferred stock is convertible into one share of common stock, subject to antidilution provisions. Automatic conversion will occur (i) upon completion of an initial public offering of the Company's common stock with proceeds of a minimum of $22.5 million at a minimum price of $14.25 per common share or (ii) upon the consent of the holders of a majority of outstanding preferred stock. The voting rights of preferred stock are equivalent to the voting rights of common stock into which it is convertible. Dividends on preferred stock are non-cumulative but fully participating with any cash dividends declared on common stock. Dividends on Series A, Series B, Series C, and Series D preferred stock are payable in cash in the amount of $0.18, $0.019, $0.294 and $0.63 per share per annum as adjusted for any stock dividends, combinations or splits with respect to such shares, respectively, when and if declared by the Board of Directors. No such dividends have been declared as of December 31, 1998. The Series B, C and D preferred stock have stated redemption values of $2.70, $4.20 and $9.00 per share, respectively. Series B, C and D preferred stock are mandatorily redeemable at their stated redemption values in September 2006, June 2007, and December 2005, respectively.

COMMON STOCK

    At December 31, 1998, the Company had reserved shares of common stock for future issuance as follows:

Stock Option Plan:
  Options outstanding............................................................  1,144,417
  Options available for future grants............................................    216,571
Common stock warrants............................................................    116,666
Convertible preferred stock......................................................  4,676,591
                                                                                   ---------
                                                                                   6,154,245
                                                                                   ---------
                                                                                   ---------

                        SCIENTIFIC LEARNING CORPORATION

                 (INFORMATION AS OF MARCH 31, 1999, AND FOR THE
            THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

5. STOCKHOLDERS' EQUITY (CONTINUED)
STOCK OPTIONS

    Under the Company's Stock Option Plan, 1,500,000 shares of common stock are reserved for the issuance of incentive stock options (ISO) or non-statutory stock options (NSO) to eligible participants. The ISOs may be granted at a price per share not less than the fair market value at the date of grant. The NSOs may be granted at a price per share not less than 85% of the fair market value at the date of grant. Options granted to date can be exercised immediately but, if so exercised, these unvested shares are subject to repurchase by the Company. Options and unvested shares granted generally vest over a period of up to five years. Options under the plan have a maximum term of 10 years. In the event optionholders cease to be employed by the Company, all unvested options are forfeited and all vested options may be exercised within a 90-day period after termination; the Company also has the right to repurchase at the original purchase price any unvested (but issued) shares if the holder is no longer employed by the Company. At December 31, 1998, no outstanding common shares are subject to such repurchase rights. Common shares purchased under the plan are subject to certain restrictions, including the right of first refusal by the Company for sale or transfer of these shares to outside parties. The Company's right of first refusal terminates upon completion of an initial public offering of common stock.

    A summary of the Company's stock option activity under the plan is as follows:

                                                                         OUTSTANDING OPTIONS
                                                                       ------------------------
                                                                                    WEIGHTED-
                                                                                     AVERAGE
                                                                                    EXERCISE
                                                                       NUMBER OF      PRICE
                                                                        SHARES      PER SHARE
                                                                       ---------  -------------
  Granted............................................................    976,490    $    0.27
  Exercised..........................................................       (149)        0.26
  Canceled...........................................................     (4,414)        0.26
                                                                       ---------
Outstanding at December 31, 1996.....................................    971,927         0.27
  Granted............................................................    232,632         0.55
  Exercised..........................................................       (870)        0.26
  Canceled...........................................................   (162,305)        0.28
                                                                       ---------
Outstanding at December 31, 1997.....................................  1,041,384         0.33
  Granted............................................................    302,949         4.38
  Exercised..........................................................   (137,993)        0.32
  Canceled...........................................................    (61,923)        0.89
                                                                       ---------
Outstanding at December 31, 1998.....................................  1,144,417         1.38
  Granted (unaudited)................................................    157,072         6.00
  Exercised (unaudited)..............................................    (13,646)        0.47
  Canceled (unaudited)...............................................    (11,425)        4.27
                                                                       ---------
Outstanding at March 31, 1999 (unaudited)............................  1,276,418    $    1.93
                                                                       ---------
                                                                       ---------
Vested and exercisable at December 31, 1998..........................    499,107    $    0.33
                                                                       ---------        -----
                                                                       ---------        -----
Vested and exercisable at March 31, 1999 (unaudited).................    548,917    $    0.36
                                                                       ---------        -----
                                                                       ---------        -----

                        SCIENTIFIC LEARNING CORPORATION

                 (INFORMATION AS OF MARCH 31, 1999, AND FOR THE
            THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

5. STOCKHOLDERS' EQUITY (CONTINUED)

STOCK OPTIONS (CONTINUED)

    The following table summarizes information concerning outstanding and exercisable stock options at December 31, 1998:

                                              OUTSTANDING                VESTED AND EXERCISABLE
                                 -------------------------------------  ------------------------
                                             WEIGHTED-     WEIGHTED-                  WEIGHTED
                                              AVERAGE       AVERAGE                    AVERAGE
                                             EXERCISE      REMAINING                  EXERCISE
                                 NUMBER OF     PRICE      CONTRACTUAL    NUMBER OF      PRICE
PRICE RANGE                       SHARES     PER SHARE   LIFE (YEARS)     SHARES      PER SHARE
-------------------------------  ---------  -----------  -------------  -----------  -----------
$0.26-$0.30....................    749,241   $    0.28          7.52       443,865    $    0.27
 0.60- 0.66....................    136,637        0.61          8.68        49,328         0.62
 0.75..........................     19,006        0.75          9.04         3,466         0.75
 2.25..........................     45,000        2.25          9.33         2,313         2.25
 6.00..........................    194,533        6.00          9.96           135         6.00
                                 ---------                              -----------
                                 1,144,417                                 499,107
                                 ---------                              -----------
                                 ---------                              -----------

    The Company recorded deferred compensation of $508,000, $1,586,000 and $571,000 during the years ended December 31, 1997 and 1998, and the three months ended March 31, 1999, respectively, representing the difference between the exercise price and the deemed fair value of certain of the Company's stock options granted to employees. These amounts are being amortized by charges to operations over the vesting periods of the individual stock options. Such amortization amounted to $124,000, $906,000 and $223,000 for the years ended December 31, 1997 and 1998, and the three months ended March 31, 1999, respectively.

PRO FORMA DISCLOSURES OF THE EFFECT OF STOCK-BASED COMPENSATION

    Pro forma information regarding results of operations and net loss per share is required by FAS 123, which also requires that the information be determined as if the Company had accounted for its employee stock options under the fair value method of FAS 123. The fair value for these options was estimated at the date of grant using the minimum value method with the following weighted-average assumptions: a risk-free interest rate of 6.5%, 6.3% and 6.0% for the years ended December 31, 1996, 1997 and 1998, respectively, no dividend yield or volatility factors of the expected market price of the Company's common stock, and a weighted-average expected life of the option of five years.

    The option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                        SCIENTIFIC LEARNING CORPORATION

                 (INFORMATION AS OF MARCH 31, 1999, AND FOR THE
            THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

5. STOCKHOLDERS' EQUITY (CONTINUED)
    Had compensation cost for the Company's stock-based compensation plans been determined using the fair value at the grant dates for awards under those plans calculated using the minimum value method of FAS 123, the Company's net loss and pro forma basic and diluted net loss per share would have been increased to the pro forma amounts indicated below:

                                                      YEARS ENDED DECEMBER 31,
                                                   -------------------------------
                                                     1996       1997       1998
                                                   ---------  ---------  ---------
Pro forma net loss (in thousands)................  $  (2,506) $  (5,092) $ (10,822)
                                                   ---------  ---------  ---------
                                                   ---------  ---------  ---------
Pro forma basic and diluted net loss per share...  $   (1.02) $   (1.92) $   (3.90)
                                                   ---------  ---------  ---------
                                                   ---------  ---------  ---------

    The weighted-average fair value of options granted, which is the value assigned to the options under FAS 123, was $0.03, $1.25 and $6.44 for options granted during the years ended December 31, 1996, 1997 and 1998, respectively.

    The pro forma impact of options on the net loss for the years ended December 31, 1996, 1997 and 1998 is not representative of the effects on net income
(loss) for future years, as future years will include the effects of additional years of stock option grants.

6. COMMITMENTS

LEASES

    The Company leases equipment and its corporate office facility under non-cancelable capital and operating leases, with initial terms in excess of one year. The cost of equipment under capital leases is approximately $57,000 and $63,000 and the related amortization included is $16,000 and $34,000 at December 31, 1997 and 1998, respectively. Future minimum payments under these leases as of December 31, 1998 are as follows (in thousands):

                                                                             CAPITAL     OPERATING
                                                                             LEASES       LEASES
                                                                           -----------  -----------
1999.....................................................................   $      20    $     949
2000.....................................................................          --          982
2001.....................................................................          --        1,012
2002.....................................................................          --          671
                                                                                  ---   -----------
Total minimum lease payments.............................................          20    $   3,614
                                                                                        -----------
                                                                                        -----------
Less amount representing interest........................................          (2)
                                                                                  ---
Present value of minimum lease payments..................................   $      18
                                                                                  ---
                                                                                  ---

    Rent expense under all operating leases was $67,000, $418,000 and $974,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

                        SCIENTIFIC LEARNING CORPORATION

                 (INFORMATION AS OF MARCH 31, 1999, AND FOR THE
            THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

6. COMMITMENTS (CONTINUED)
    The Company has the option to extend the operating lease covering its corporate office facility for an additional five years at the end of the lease term, provided that certain conditions of the lease agreement are met.

LICENSE AGREEMENT

    In September 1996, the Company entered into a license agreement with a university for the use of the intellectual property underlying its training methods. In exchange for the license, the Company issued 131,192 shares of Series A preferred stock and paid the university a license-issue fee of $200,000. In March 1997, the number of shares of Series A preferred stock issued under the agreement was reduced to 114,526.

    Under the agreement, additional royalties and milestone payments are payable to the university based upon revenues from products using the licensed technology. Royalty and milestone expenses were $202,000 and $415,000 for the years ended December 31, 1997 and 1998 (none in 1996) and are included in cost of revenues.

7. EMPLOYEE RETIREMENT AND BENEFIT PLAN

    The Company has a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code which covers substantially all employees. Eligible employees may contribute amounts to the plan, via payroll withholding, subject to certain limitations. The Company does not match contributions by plan participants.

8. SUBSEQUENT EVENTS (UNAUDITED)

PROPOSED PUBLIC OFFERING OF COMMON STOCK

    On April 22, 1999, the Board of Directors authorized the Company to proceed with an initial public offering of its common stock. If the offering is consummated as presently anticipated, all of the outstanding preferred stock will automatically convert into common stock. The unaudited pro forma stockholders' equity (deficit) at March 31, 1999 gives effect to the conversion of all outstanding shares of convertible preferred stock at that date into 5,232,146 shares of common stock upon the completion of the offering.

STOCK SPLIT

    On April 22, 1999, the Board of Directors approved, subject to stockholder approval, a two-for-three reverse stock split of issued and outstanding common and preferred stock. All common and preferred share prices, and amounts associated with rights, preferences, dividends and privileges in the accompanying financial statements have been retroactively adjusted to reflect the stock split. In connection with the reverse stock split, the Board of Directors authorized a decrease in the number of authorized shares of common stock to 35,500,000 and a decrease in the number of authorized shares of preferred stock to 5,500,000 shares, subject to stockholder approval. Effective immediately prior to the closing of the initial public offering of its common stock, the Board of Directors authorized, subject to

                        SCIENTIFIC LEARNING CORPORATION

                 (INFORMATION AS OF MARCH 31, 1999, AND FOR THE
            THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

8. SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED) stockholder approval, an increase in the number of authorized shares of common stock to 40,000,000 and a decrease in the number of authorized shares of preferred stock to 1,000,000 shares.

1999 EQUITY INCENTIVE PLAN

    On April 22, 1999, the Company's Board of Directors adopted, subject to stockholder approval, the 1999 Equity Incentive Plan which amends and restates the Company's existing stock option plan. There are 1,866,666 shares of common stock authorized for issuance under the plan. The plan will become effective upon completion of the Company's initial public offering of its common stock.

1999 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

    On April 22, 1999, the Company's Board of Directors adopted, subject to stockholder approval, the 1999 Non-Employee Directors' Stock Option Plan and reserved an aggregate of 75,000 shares of common stock for grants of stock options under the plan.

1999 EMPLOYEE STOCK PURCHASE PLAN

    The Company's 1999 Employee Stock Purchase Plan was adopted by the Board of Directors on April 22, 1999 to be effective upon the completion of the Company's initial public offering of its common stock, subject to stockholder approval. The Company has reserved a total of 350,000 shares of common stock for issuance under the plan. Eligible employees may purchase common stock at 85% of the lesser of the fair market value of the Company's common stock on the first day of the applicable one year offering period or the date of purchase.

                              [INSIDE BACK COVER]

                                   [TO COME]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    THROUGH AND INCLUDING       , 1999 (THE 25TH DAY AFTER THE DATE OF THIS
PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                          SHARES

                                     [LOGO]

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                              MERRILL LYNCH & CO.
                           THOMAS WEISEL PARTNERS LLC
                         PACIFIC GROWTH EQUITIES, INC.

                                        , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All the amounts shown are estimates except for the registration fee and the NASD filing fee.

Registration fee...................................................  $  12,788
NASD filing fee....................................................      1,000
Nasdaq application fee.............................................          *
Blue sky qualification fee and expenses............................      3,000
Printing and engraving expenses....................................          *
Legal fees and expenses............................................          *
Accounting fees and expenses.......................................          *
Transfer agent and registrar fees..................................          *
Miscellaneous......................................................          *
  Total............................................................  $       *
                                                                     ---------
                                                                     ---------

------------------------

*   To be provided by amendment

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

    Under Section 145 of the Delaware General Corporation Law, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933. Our bylaws also provide that we will indemnify our directors and executive officers and may indemnify our other officers, employees and other agents to the fullest extent not prohibited by Delaware law.

    Our certificate of incorporation provides for the elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Company and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. These provisions do not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

    We have entered into agreements with our directors and executive officers that require us to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of our or any of our affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

    The underwriting agreement filed as Exhibit 1.1 to this registration statement provides that the underwriters will indemnify the company and its officers and directors for specified liabilities arising under the Securities Act of 1933 or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    Since our incorporation on November 30, 1995, we have sold and issued the following unregistered securities:

        1. From January 1996 to June 1996, we issued and sold an aggregate of 2,656,769 shares of common stock at prices ranging from $0.0012 to $0.255 per share to seven executive officers and directors, 123,450 of which are currently held by one individual who is no longer associated with us.

        2. In April 1996, we issued and sold an aggregate of 69,958 shares of Series A preferred stock at $2.43 per share to four executive officers and directors under our Series A preferred stock Employee Purchase Plan, 8,230 of which are currently held by one individual who is no longer associated with us.

        3. From April 1996 to May 1996, we issued and sold and aggregate of 761,951 shares of Series A preferred stock at $2.55 per share to 68 investors, 16,274 of which were sold to Dr. Schleifer, a member of our Board.

        4. On September 27, 1996, we issued 131,192 shares of Series A preferred stock to Rutgers University in partial payment of a license fee. On March 28, 1997, Rutgers University returned 16,666 shares to us.

        5. From October 1996 to November 1996, we issued and sold an aggregate of 1,499,999 shares of Series B preferred stock at $2.70 per share to two investors, 1,481,481 of which were sold to Ventures, an affiliate ours.

        6. On October 1, 1996 we issued a warrant to purchase 952,380 shares of Series C preferred stock at an exercise price of $4.20 per share to Warburg, Pincus Ventures, an affiliate of ours. This warrant was subsequently exercised on June 16, 1997 and the 952,380 shares were issued to the affiliate.

        7. Since inception, we have granted stock options under our stock option plan covering an aggregate of 1,502,578 shares of our common stock (net of expirations and cancellations) at exercise prices ranging from $0.260 to $11.25 per share.

        8. Since inception, options to purchase an aggregate of 152,658 shares of our common stock were exercised for an aggregate purchase price of $51,379.00 at exercise prices ranging from $0.26 to $6.00 per share.

        9. In June and October 1998, we issued to Warburg, Pincus Ventures, an affiliate of ours, warrants to purchase 116,666 shares of our common stock. These warrants were issued in connection with Warburg, Pincus Ventures' guarantee of a $3 million unsecured line of credit obtained by us in June 1998.

        10. In December 1998 and January 1999, we issued and sold an aggregate of 1,833,332 shares of Series D preferred stock at $6.00 per share, 1,111,111 of which were sold to Warburg, Pincus Ventures, an affiliate of ours.

    The sales and issuances of securities in the transactions described in paragraphs 1 through 6 and 9 above were deemed to be exempt from registration under the Securities Act of 1933 by virtue of Section 4(2) or Regulation D promulgated under the Securities Act of 1933. The purchasers in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate legends are affixed to the stock certificates issued in these transactions. Similar legends were imposed in connection with any subsequent sales of any such securities. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

    The sales and issuances of securities in the transactions described in paragraphs 1, 2, 7 and 8 above were deemed to be exempt from registration under the Securities Act of 1933 by virtue of Rule 701 promulgated thereunder in that they were offered and sold either under written compensatory benefit plans or under a written contract relating to compensation, as provided by Rule 701.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    EXHIBITS.

   EXHIBIT
    NUMBER                                           DESCRIPTION OF DOCUMENT
-----------  --------------------------------------------------------------------------------------------------------
       1.1*  Form of Underwriting Agreement.
       3.1   Amended and Restated Certificate of Incorporation.
       3.2   Bylaws.
       3.3   Form of Restated Certificate of Incorporation to be filed upon completion of this offering.
       3.4   Form of Amended and Restated Bylaws to be effective upon the closing of this offering.
       4.1   Reference is made to Exhibits 3.1 through 3.4.
       4.2   Registration Rights Agreement, dated as of October 1, 1996, as amended on November 14, 1996.
       4.3   Specimen stock certificate.
       5.1*  Opinion of Cooley Godward LLP as to the legality of the securities being registered.
      10.1   Form of Indemnity Agreement with each of our directors and executive officers, with related schedules.
      10.2   1999 Equity Incentive Plan.
      10.3   Form of Stock Option Agreement under the Incentive Plan.
      10.4   Form of Stock Option Grant Notice under the Incentive Plan.
      10.5*  1999 Non-Employee Directors' Stock Option Plan.
      10.6*  Form of Nonstatutory Stock Option Agreement under the Non-Employee Directors' Stock Option Plan (Initial
             Grant).
      10.7*  Form of Nonstatutory Stock Option Agreement under the Non-Employee Directors' Stock Option Plan (Annual
             Grant).
      10.8   1999 Employee Stock Purchase Plan.
      10.9   Form of Employee Stock Purchase Plan Offering under the Employee Stock Purchase Plan.
     10.10   Consulting Agreement, dated as of September 20, 1996, with Dr. Michael M. Merzenich, as modified on
             January 19, 1998.
     10.11   Consulting Agreement, dated as of September 19, 1996, with Dr. Paula A. Tallal, as modified on January
             22, 1998.
     10.12   Loan and Security Agreement, dated as of February 13, 1998, with Silicon Valley Bank.
     10.13+  Exclusive License Agreement, dated September 27, 1996, with the Regents of the University of California.
     10.14   Lease Agreement, dated as of July 31, 1997, with GBC-University Associates, L.P.
     10.15   Securities Purchase Agreement, dated September 24, 1996, with Warburg, Pincus Ventures, L.P.
      23.1   Consent of Ernst & Young LLP, Independent Auditors.
      23.2*  Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
      24.1   Power of Attorney. Reference is made to page II-5.
      27.1   Financial Data Schedule.

------------------------

*   To be filed by amendment.

+ Certain portions of this exhibit have been omitted based upon our request for confidential treatment pursuant to Rule 406 for portions of the referenced exhibit.

FINANCIAL STATEMENT SCHEDULES.

    All financial statement schedules are omitted because the information called for is not required, is not applicable, or is shown either in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

    We hereby undertake to provide at the closing, to the underwriters specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters permitting prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the provisions described in Item 14 or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefor, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    We undertake that: (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by us pursuant to Rule 424(b)(1) or
(4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of the registration statement as of the time it was declared effective, and (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Company has caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Berkeley, County of Alameda, State of California, on the 26th day of April, 1999.

                                SCIENTIFIC LEARNING CORPORATION

                                By:  /s/ SHERYLE J. BOLTON
                                     -----------------------------------------
                                     Sheryle J. Bolton
                                     PRESIDENT, CHIEF EXECUTIVE OFFICER AND
                                     DIRECTOR

                               POWER OF ATTORNEY

    Each individual whose signature appears below constitutes and appoints Sheryle J. Bolton and Frank M. Mattson, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

    /s/ SHERYLE J. BOLTON       President, Chief Executive    April 26, 1999
------------------------------    Officer and Director
      Sheryle J. Bolton           (Principal Executive
                                  Officer)

 /s/ DR. MICHAEL M. MERZENICH   Chief Scientific Officer      April 26, 1999
------------------------------    and Director
   Dr. Michael M. Merzenich

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

   /s/ DR. PAULA A. TALLAL      Executive Vice President      April 26, 1999
------------------------------    and Chairman of the
     Dr. Paula A. Tallal          Board

     /s/ FRANK M. MATTSON       Chief Financial Officer,      April 26, 1999
------------------------------    Vice President, Finance
       Frank M. Mattson           and Secretary (Principal
                                  Financial and Accounting
                                  Officer)

   /s/ CARLETON A. HOLSTROM     Director                      April 26, 1999
------------------------------
     Carleton A. Holstrom

 /s/ DR. LEONARD S. SCHLEIFER   Director                      April 26, 1999
------------------------------
   Dr. Leonard S. Schleifer

 /s/ RODMAN W. MOORHEAD, III    Director                      April 26, 1999
------------------------------
   Rodman W. Moorhead, III

     /s/ JAMES E. THOMAS        Director                      April 26, 1999
------------------------------
       James E. Thomas

     /s/ DAVID A. TANNER        Director                      April 26, 1999
------------------------------
       David A. Tanner

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